EXHIBIT 99.D
DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA
DATED NOVEMBER 4, 2005

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Republic of South Africa's Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2005. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

TABLE OF CONTENTS

SUMMARY INFORMATION	1
INTRODUCTION	3
REPUBLIC OF SOUTH AFRICA	6
Area and Population	6
Government and Political Parties	6
The Truth and Reconciliation Commission and Apartheid Reparation	10
Broad Based Black Economic Empowerment	10
Land Reform	11
Mining Industry Reform	12
Selected Mining Ownership Transfer Transactions	13
Crime Prevention	14
International Relations	15
Regional Arrangements	16
Development Finance Institutions	18
HIV and AIDS	18
THE SOUTH AFRICAN ECONOMY	20
Overview	20
Principal Sectors of the Economy	23
Informal Sector of the Economy	40
Employment and Trade Unions	40
Prices and Wages	44
MONETARY AND FINANCIAL SYSTEM	45
South African Reserve Bank	45
Monetary Policy	45
Regulation of the Financial Sector	48
Structure of the Banking Industry	50
Financial Sector Charter	51
Credit Allocation	52
Capital Markets	53
Exchange Controls	55
Gold and Foreign Exchange Contingency Reserve Account	57

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THE EXTERNAL SECTOR OF THE ECONOMY	58
Foreign Trade	58
Balance of Payments	62
Reserves and Exchange Rates	68
Change in Reserves	69
PUBLIC FINANCE	71
Background	71
The National Budget Process	73
Medium Term Budget Policy Statement	73
2005-2006 National Budget and Consolidated Budgets	74
Taxation	77
Company Tax	78
Financing	82
Public Enterprises	83
Proceeds from the restructuring of state owned entities since 1997 as at January 31, 2005	83
NATIONAL GOVERNMENT DEBT	86
General	86
Summary of Internal National Government Debt	88
Summary of External National Government Debt	88
Guaranteed Debt	90
Debt Service	91
Debt Record	91
Tables and Supplementary Information	92

In this document, the government of the Republic of South Africa is referred to as the "National Government" or the "South African Government." The currency of the Republic of South Africa (South Africa) is the Rand. In this document, all amounts are expressed in South African Rand (R or Rand) or U.S. dollars (U.S.$, $ or dollars), except as otherwise specified. See "The External Sector of the Economy — Reserves and Exchange Rates" for the average rates for the Rand against the dollar for each of the years 2000 through 2004 and for the 8-month period ended August 31, 2005. On November 3, 2005, the noon buying rate for cable transfers of Rand, as reported by the Federal Reserve Bank of New York, was R6.6220 per dollar (or 15.10 U.S. cents per Rand).

As used herein, one billion equals 1,000 million.

Unless otherwise stated, references in this description to single years are to calendar years; references to hyphenated years (e.g. "2004-2005") are to the fiscal year beginning April 1 and ending March 31.

Unless otherwise stated herein, references in this description to the 2005-2006 Budget are to the 2005-2006 National Budget as released in February 2005 and not as amended by the Medium Term Budget Policy Statement 2005 released in October 2005. References to the 2005-2006 Consolidated Budget, which includes the 2005-2006 National Budget as part thereof, shall be construed accordingly.

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SUMMARY INFORMATION

The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.

The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

	December 31,					September 30,
	2000	2001	2002	2003	2004	2005
	(millions of Rand, except percentages)
The Economy
Gross Domestic Product (GDP)
Nominal(1)	922,148	1,020,008	1,164,944	1,251,468	1,374,476	1,468,631	(2)
Real(3)	922,148	947,373	981,102	1,008,649	1,046,087	1,079,422	(2)
Real % change from prior year	4.2%	2.7%	3.6%	2.8%	3.7%	4.5	%(4)
Change in deflator of private consumption (%)	8.4%	6.4%	9.4%	5.3%	4.3%	4.1%
Change in per capita earnings (%)(5)	1.6%	0.5%	3.2%	1.5%	3.4%	n/a
Nominal GDP for fiscal year ended March 31	837,240	951,682	1,047,992	1,193,771	1,277,029	1,406,227
Total merchandise exports	194,223	236,556	289,608	256,334	278,932	306,038	(6)
Unemployment rate (%)	25.8%	27.9%	30.4%	29.6%	27.1%	26.5	%(7)
Balance of trade	32,650	44,597	50,247	25,590	(168)	(712)
Balance of payments
Current account	(1,192)	(1,224)	8,010	(18,875)	(44,373)	(25,848	)(8)
Financial account	2,220	(4,413)	24,920	42,908	63,876	50,231	(8)
Change in gross gold and other foreign reserves	15,111	68,577	(20,153)	32,674	19,229	49,510
Rand/Dollar exchange rate (average)	6.9353	8.6031	10.5165	7.5647	6.4499	6.3303	(9)
Consumer prices (2000=100)	100.0	105.7	115.3	122.1	123.8	127.5	(9)
Producer prices (2000=100)	100.0	108.4	123.8	125.8	126.7	129.8	(9)
Average monthly yields for listed National Government debt securities 5-10 yrs	n/a	n/a	10.71%	8.92%	8.05%	7.82	%(10)
Average monthly yields for listed National Government debt securities > 10 yrs	13.8%	11.4%	11.5%	9.6%	9.5%	8.2	%(10)
Average annual yields on bankers' acceptances	10.1%	9.7%	11.6%	10.9%	7.7%	7.1	%(11)

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Revised Estimate	Estimate(13)
	2000- 2001(12)	2001- 2002(12)	2002- 2003(12)	2003- 2004(12)	2004- 2005(12)	2005- 2006
	(millions of Rand, except percentages)
Public Finance
Main Government Revenue	215,591.9	248,262.4	278,507.7	299,400.0	347,900.0	400,100.0
% of GDP(1)	22.7%	23.7%	23.3%	23.4%	24.7%	25.9%
Main Government Expenditure	233,934.0	262,904.5	291,529.1	328,700.0	368,500.0	415,800.0
% of GDP(1)	24.6%	25.1%	24.4%	25.7%	26.2%	27.0%
Main Budget Deficit	(18,342.1)	(14,642.1)	(13,021.3)	(29,200.0)	(20,600.0)	(15,700.0)
% of GDP(1)	2.0%	1.4%	1.1%	2.3%	1.5%	1.0%
Net borrowing requirement	(17,657.2)	(12,560.80)	(12,823.5)	(37,939.2)	(46,205.6)	n/a
Change in cash and other balances	4,370.2	(2,732.1)	(2,683.1)	3,100.0	4,707.8	16,220.0

	December 31,					September 30,
	2000	2001	2002	2003	2004	2005
	(millions of Rand, except percentages)
National Government Debt
Internal debt of National Government	369,045	377,659	353,377	397,620	444,107	466,276
% of GDP	38.8%	36.0%	29.6%	31.1%	31.6%	30.2%
External debt of National Government	31,118	66,619	79,877	72,616	64,207	69,436
% of GDP	3.3%	6.4%	6.7%	5.7%	4.6%	4.5%
Total debt of National Government (gross)	401,163	444,278	433,254	470,236	508,314	535,712
Cash Balances(14)	(7,250)	(16,621)	(18,369)	(38,213)	(46,895)	(48,729)
Total debt of National Government (net)	393,913	427,657	414,885	432,005	461,419	486,983
% of GDP	41.3%	40.8%	34.8%	33.8%	32.8%	31.6%

Notes:— n/a = not available

(1)	At market prices.

(2)	GDP 2005 through first two quarters of 2005, average of seasonally adjusted and annualized rates.

(3)	At constant 2000 prices.

(4)	GDP growth first two quarters of 2005 compared with the first two quarters of 2004.

(5)	Gross National Income per capita. Data not available for 2005.

(6)	Average of seasonally adjusted estimates for the first two quarters of 2005.

(7)	As of March 2005.

(8)	Sum of the non-adjusted estimates for the first two quarters of 2005.

(9)	Rand/Dollar, CPI and PPI are averages for the period to September 30, 2005.

(10)	For the period to July 31, 2005.

(11)	For the period to August 14, 2005.

(12)	For fiscal year ended March 31.

(13)	From the Medium Term Budget Policy Statement 2005.

(14)	The total debt of National Government (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of National Government's accounts with the South African Reserve Bank and the Tax and Loans Accounts with commercial banks).

Source: South African National Treasury, South African Reserve Bank and Statistics South Africa.

INTRODUCTION

South Africa has been an established constitutional democracy since 1994, when it held its first fully democratic national elections. Mr. Thabo Mbeki was elected to his second term as President in South Africa's third fully democratic national elections in April 2004.

South Africa has the most developed economy in sub-Saharan Africa, with a gross domestic product (GDP) equal to more than five times that of its six immediate neighbors combined and which comprised one third of the combined GDP of Sub-Saharan Africa in 2002. The major strengths of the South African economy are its manufacturing sector, its strong physical and economic infrastructure and its abundant natural resources, including gold, platinum metals and coal.

South Africa's current economic expansion, which began in September 1999 and is the longest business cycle upswing on record, gathered further momentum in 2004 and in the first half of 2005. South Africa's growth strategy aims to reinforce modernization and improve the competitiveness of the economy, while also broadening participation and addressing structural constraints that inhibit the development of small businesses and cohesive communities. Over the last five years, the South African Government has focused on consolidating and rationalizing National Government and provincial government finances, broadening the tax base and reducing the overall burdens of taxation and government debt as a percentage of GDP. As a result of these efforts, as well as robust domestic demand, stimulated in part by the appreciation in the value of the Rand, real GDP growth accelerated to 3.7% in 2004 compared to a recorded growth of 2.8% in 2003. This growth has continued with the real GDP growth at an annualized rate of 4% for the first two quarters of 2005. In addition, consumer price inflation has decreased markedly, averaging 3.7% in 2004 and further decreasing to a new low of 3.1% in February 2005. It has since increased to 4.8% in August of 2005, mainly as a result of the marked rise in oil prices over the past year. However, consumer price inflation is expected to average 4.1% for 2005.

Tax reforms over the last five years, designed to decrease income tax rates while broadening the tax base, have led to significant tax revenue growth with general government tax revenue increasing since the 1994-1995 fiscal year. The revised revenue estimate for 2005-2006 is R400 billion, which is R30 billion more than originally estimated in the 2005-2006 National Budget released in February 2005. Although substantial personal income tax relief has been granted since 2002, the tax/GDP ratio has remained stable. The National Government's efforts to couple these tax reforms with fiscal consolidation over the last five years have led to significant progress, including a moderation in government consumption expenditure as a percentage of GDP; a recovery of public sector capital formation; the stabilization of the aggregate tax burden as a percentage of GDP; steady progress in reducing interest on public debt as a percentage of GDP; and a marked reduction in the average interest rate on National Government debt.

The fiscal and economic improvements of recent years have come about as South Africa addresses a legacy of great divisions within the population, largely along racial lines, which have taken a heavy toll on human development and the economy. These divisions are evidenced by the chronically high formal sector unemployment rate (which the official estimate puts at 26.5% as at March 2005) and the widely divergent nature of the economy, in which vast sections of the populace still suffer significant inadequacies in areas such as housing, sanitation, health care and education, while a minority enjoys the benefits associated with a highly developed society. The National Government has expressed its firm intent to continue to address South Africa's social and developmental challenges within a consistent, growth-oriented fiscal and budgetary framework.

Within that context, the South African Government has proposed to increase spending to provide further impetus to growth and broadening participation in the economy both in the medium term expenditure framework and in the years beyond. In this regard, spending estimates over the next three years have been revised upwards, with total spending for 2006-2007 estimated at R474 billion (28% of GDP), rising to R518.3 billion (27.9% of GDP) in 2007-2008 and R568.7 billion (28% of GDP) in 2008-2009. The increased revenue projections referred to above, combined with reduced spending projections in the current fiscal year, have allowed the South African Government to allocate an additional R102.3 billion for additional spending over the next three years, including R24 billion to replace the Regional Services Council (RSC) levies lost by municipal governments, and an additional R78.3 billion in non-interest spending (excluding the RSC levies). This represents strong real growth of 6.3% per year in the government's non-interest spending, which is financed through the higher-than-forecast revenue collection and a narrower budget deficit in the three years of the Medium Term Budget Policy Statement (MTBPS) published in October of 2005.

Taking into account these objectives, the National Government has adopted the following policy priorities for the three years covered in the MTBPS: increasing the rate of growth and investment; bringing the second economy into the mainstream of economic life, by means of strengthening co-operation between the state, the business sector and community organizations; continuing to focus on social security, health care and human development; improving the capacity of the National Government; and, on an international basis, promoting African's reform agenda on the global stage; social development and income support; improving the state's capacity to promote growth, broaden development and combat crime; and improving regional and international relations for growth and development.

As the National Government pursues these goals, it recognizes that private sector confidence, respect for private property rights, co-operation between labor and management and reduced levels of criminal violence will continue to be important determinants in order to achieve sustainable economic growth in South Africa, with the long-term aim of creating jobs for all economically active South Africans. A dramatic increase in job opportunities will not be obtained easily or rapidly, and unemployment is unfortunately likely to remain a feature of the South African economy for some time to come. At the same time, efforts continue to be made to stimulate employment and growth while addressing human development needs. Noteworthy initiatives in 2005 included the continued reduction in the level of crime; the publication and Cabinet acceptance of Phase 1 of the Codes of Good Practice published in terms of the Broad Based Black Economic Empowerment Act of 2004; the establishment of the Accelerated and Shared Growth Initiative under the leadership of the Deputy President and the continued roll-out of the Operational Plan for Comprehensive HIV and AIDS Care, Management and Treatment, which includes the distribution of antiretroviral treatment for all infected South Africans.

REPUBLIC OF SOUTH AFRICA

Area and Population

South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana, and Zimbabwe and, to the northeast, the country shares a border with Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total surface area of South Africa is approximately 1,219,090 square kilometers, with over 3,000 kilometers of coastline. The South African terrain is varied and includes the Savanna, with its mixed grasslands and trees; the Grasslands, where trees are found mainly on hills and alongside several river beds; the Karoo, which is an arid area; the Fynbos area of the eastern and southern Cape, which is characterized by lush vegetation and the forests and high rainfall areas of the eastern escarpment.

South Africa comprises nine provinces, which are the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.

In the former racial classification that formed the basis for the apartheid system, "Black" referred to persons of original African indigenous origin, "Asian" to persons of Asian origin, "White" to persons of Caucasian ethnic origin and "Colored" to persons of mixed race. While the South African Government no longer makes any legal distinction by race, the country's history of racial division and racial and ethnic differences continues to have social and economic significance. This is because social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document, reference to such racially classified statistics is made occasionally to illustrate those disparities.

South Africa's population was estimated by Statistics South Africa to be approximately 46.9 million people by mid-2005, of which approximately 37,205,700 were African, 4,148,100 were Colored, 1,153,900 were Indian/Asian and 4,379,800 were White. Further, according to the results of the Census conducted in 2001 (the most recent census conducted in South Africa to date), the most densely populated parts of South Africa are the four major industrialized areas, the Pretoria/Witwatersrand/Vereeniging area of Gauteng (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal, the Cape Peninsula area of the Western Cape and the Port Elizabeth/Uitenhage area of the Eastern Cape. These areas, which occupy only 4% of the country's total surface area, account for more than a quarter of its population and over 50% of its urban population.

The estimated life expectancy of the South African population, as calculated by Statistics South Africa in May 2005, was 47 years, compared to 51 years in 2001. However, it should be noted that life expectation estimates vary, primarily due to differences in assumptions about the rapidity with which the HIV epidemic will spread (see "– HIV and AIDS").

South Africa has a diverse population consisting of Afrikaans and English speaking Whites, Asians, Coloreds, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country's diversity, South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga. According to the results of the census conducted in 2001, isiZulu is the mother tongue of 23.8% of the population, followed by isiXhosa at 17.6%, Afrikaans at 13.3%, Sepedi at 9.4% and English and Setswana at 8.2%. IsiNdebele is the least spoken language in South Africa, at 1.6%.

Government and Political Parties

The 1948 national election in South Africa saw the beginning of the formalization of the apartheid political philosophy of racial segregation, which was espoused by the National Party (NP) that came to power that year and marked by the legal subjection of Blacks, Coloreds and Asian people to social, political, economic, residential and employment restrictions. Through the enactment of a series of laws formalizing these restrictions, the apartheid policies of the NP became entrenched in the early 1950s. During this period, the South African Government, in reaction to fierce resistance, banned the African National Congress (ANC) the South African Communist Party (SACP) and the Pan-Africanist Congress

(PAC). There ensued a protracted struggle by these organizations against the apartheid system, characterized by protests, strikes and demonstrations.

By the late 1980s, popular resistance against the apartheid political regime had taken the form of mass defiance campaigns and the Government was further subject to increasing domestic and international pressure. A range of sanctions and boycotts were instituted, both by countries across the world and through the United Nations, calling for coordinated strategies by internal and external anti-apartheid movements for the upliftment of disadvantaged South Africans. After emerging as the victor of the 1989 national election under the leadership of President F.W. de Klerk, the NP in 1990 lifted the ban on political reform movements such as the ANC, the PAC and the SACP, and soon thereafter, released Nelson Mandela from prison. In 1991, certain key apartheid legislation was repealed and the Convention for a Democratic South Africa (CODESA) was convened in order to commence negotiations towards the basis of South Africa's future democratic constitution.

After protracted negotiations and constitutional talks, agreement was reached on the text of an interim constitution, which was enacted in 1993. The first democratic elections in South Africa's history followed in 1994. The final Constitution was adopted in 1996 and phased in between 1997 and 1999. South Africa's Constitution is hailed as one of the most progressive in the world and enjoys high acclaim internationally. The Constitution states that South Africa is "founded on a commitment to achieve equality, to promote and protect human dignity and to advance human rights and freedoms." The Constitution enshrines the principles of supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Bill of Rights contained in Chapter 2 of the Constitution is one of the world's broadest, guaranteeing freedom of speech, movement and political activity, and providing persons accused of crimes with many legal protections including the right to a speedy trial and the right to remain silent. The Bill of Rights also enshrines the right to adequate housing, food, water, education and healthcare, and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.

The Constitution provides for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces.

Subject to schedule 6A of the Constitution, the National Assembly consists of no fewer than 350 and no more than 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned. Of the 400 seats in the National Assembly, approximately 200 seats are selected from provincial lists, with a fixed number allocated to each province. The remaining seats are filled from national lists to ensure proportionality in accordance with the total number of votes cast for each party in the national election.

The National Council of Provinces consists of 90 members (namely 54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects 10 representatives.

The Constitution provides for national elections every five years. Further, the Constitution places all elections and referendums in the country in all three spheres of government (being national, provincial and local) under the control of the Independent Electoral Commission. The most recent national and provincial elections were held in April 2004 and the next elections are due to take place in 2009.

The following table sets forth the results of the most recent elections and the current composition of the National Assembly taking into account the recent floor-crossing, as further described in the paragraphs below:

Party	Votes	Percentage of Votes in the 2004 Election	Seats in the National Assembly As At April 2004	Seats in the National Assembly After Floor-Crossing September 2005
African Christian Democratic Party	250,272	1.6%	6	4
African National Congress	10,880,915	69.69%	279	293
Democratic Alliance	1,931,201	12.37%	50	47
Independent Democrats	269,765	1.73%	7	5
Inkatha Freedom Party	1,088,664	6.97%	28	23
New National Party	257,824	1.65%	7	0
Pan Africanist Congress of Azania	113,512	0.73%	3	3
United Christian Democratic Party	117,792	0.75%	3	3
United Democratic Movement	355,717	2.28%	9	6
VryheidsFront Plus	139,465	0.89%	4	4
National Democratic Movement	—	—	—	4
Progressive Independent Movement	—	—	—	1
Others	210,204	1.36%	4	8

Note:— Numbers may not total due to rounding.

Source: Independent Electoral Commission; www.elections.org.za/elections2004/www.southafrica.info/ess/sa glance/constitution/floor-crossing

In accordance with legislation designed to enable "floor-crossing" members of the National Assembly and the National Council of Provinces are allowed to change political parties without losing their seats in either house. The "floor-crossing" legislation provides for three "window periods," during which such changes are permissible. The first period was a 15-day transitional period in March 2003 and the second and third periods were in September 2004 and September 2005 respectively. Following a number of challenges to the constitutionality of the floor-crossing legislation, the Constitutional Court finally determined that floor-crossing during designated window periods is indeed constitutional.

The last period of "floor-crossing" ended on September 15, 2005, resulting in significant power shifts in various provinces. The ANC is now the majority ruler in the Western Cape and its position has strengthened in KwaZulu-Natal with the ANC now being able to rule without the Inkatha Freedom Party's (IFP) co-operation. Various new parties have also emerged.

As indicated above, the last column of the above table reflects the effects of the most recent floor-crossing window period (as at September 16, 2005) on the composition of the National Assembly.

The ANC, which was founded in 1912, led the struggle against apartheid, is the ruling party in all nine South African provinces and is the most important party in South Africa in terms of the size of its electoral constituency support. The ANC holds 293 of the National Assembly's 400 seats. Thabo Mbeki is currently the leader of the ANC and the President of South Africa.

The Democratic Party (DP) was founded in 1989 when the former Progressive Federal Party and the Independent National Democratic Movement merged. In 2000, the DP joined forces with the NNP to create the Democratic Alliance (DA), which became the official opposition and the ruling party of the Western Cape. In October 2001, the NNP announced that it had suspended its participation in the DA. In November 2003, the DA joined with the IFP to form the Coalition for Change, a political partnership aimed at presenting the electorate a viable alternative to the ANC in the 2004 national parliamentary elections. The DA, aided by its coalition partner, currently serves as the official opposition in the National Assembly. In the 2004 elections, the DA won 50 of the 400 seats in the National Assembly and after the 2005 floor-crossing period now holds 47 seats. Tony Leon is currently the leader of the DA.

The IFP was founded in 1975. It was the ruling party in KwaZulu-Natal from 1994 until the 2004 elections, after which it was forced to share power with the ANC in the province. In 2004, the IFP won 28 seats in the National Assembly which were reduced to 23 after the 2005 floor-crossing period. The IFP has called for increased devolution of political power from the National Government to the provinces and to traditional leaders. The current leader of the IFP is Chief Mangosuthu Buthelezi.

The NP, founded in 1914, was the architect of the apartheid system, although it abandoned this policy following the election of President de Klerk in 1989. When President de Klerk retired from politics in 1997, Marthinus van Schalkwyk was elected leader of the NP and took over leadership at a time when the party was facing an organizational crisis, as well as increasing defections to opposing parties. In 1998, the NP changed its name to the NNP. Following the June 1999 election until October 2001, the NNP participated in a coalition party with the DP, as described above. It then suspended the alliance and entered into a power-sharing agreement with the ANC. In August 2004, the NNP's national executive took a unanimous decision to disband the party and its members were urged by the party leadership to join the ANC. Consequently, while certain NNP members of Parliament, provincial legislatures and members of municipal councils continue to serve as representatives of the NNP, most have been absorbed into the ANC, including the former leader of the party, Martinus van Schalkwyk.

The United Democratic Movement (UDM) was formed in 1997 by Bantu Holomisa, a former military strongman in the former homeland of Transkei. In 2004, the UDM won 9 seats in the National Assembly, drawing most of its support from the Eastern Cape. Floor-crossing in September 2005 reduced the number of its seats to six.

The Independent Democrats (ID) was formed in 2003 under the leadership of Patricia DeLille. In the 2004 elections, the ID won 7 seats in the National Assembly, but it lost two seats in the September 2005 floor-crossing period.

The African Christian Democratic Party (ACDP) was formed in 1993, with the aim of representing Christians in parliament. In the 2004 elections, the ACDP won 6 seats in the National Assembly and lost two seats in the September 2005 floor-crossing period. The ACDP is currently led by Reverend Kenneth Moshoeu.

Under the Constitution, the executive authority of the National Government is vested in the President, who serves as both Head of State and Head of Government. The President must be elected by a majority vote of the members of the National Assembly following which the President must resign his or her seat in the National Assembly. Thabo Mbeki of the ANC succeeded Nelson Mandela as President after the June 1999 elections and has continued to serve as President following the 2004 elections. Phumzile Mlambo-Ngcuka, who had been serving in the Cabinet as Minister of Minerals and Energy, was appointed as the first female Deputy President of South Africa in July 2005, replacing Deputy President Jacob Zuma who was released from his duties following allegations of corruption against him.

The Constitution further provides for the establishment of a Cabinet consisting predominantly of members of the National Assembly, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting. The current Cabinet has 28 ministers who are members of Parliament, in addition to the President and the Deputy President.

The South African legal system is based upon Roman-Dutch law and incorporates certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitution is the supreme law of the land and no other law can supersede the provisions of the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on any matter concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of the Supreme Court of Appeal and various high courts. Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, including the high courts, and judgments of the high courts are binding on the lower courts within their respective areas of jurisdiction.

The Chief Justice and the Deputy Chief Justice of the Constitutional Court are appointed by the President in consultation with the Judicial Service Commission (JSC) and the leaders of parties represented in the National Assembly. The Judge President and Deputy President of the Supreme Court of Appeal are

appointed by the President after consulting with the JSC only. The remaining judges of the Constitutional Court, the Supreme Court of Appeal and the high courts are appointed by the President on the advice of the JSC. Commissioners of oaths and administrators for the valuation of property as well as other court commissioners are appointed by the Minister of Justice.

The Constitution provides for provincial and local government in addition to government at the national level. Local governments are comprised of municipalities. The nine provinces were created by the transitional constitution, replacing the former arrangement of four provinces, the four former states of Transkei, Bophuthatswana, Venda and Ciskei (the TBVC states) and the six formerly self-governing territories. Each province has its own provincial legislature of between 30 and 80 members and its own chief executive, the premier. The premiers are appointed by the President. The powers of the premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces. Although the Constitution allocates certain powers directly to the provinces, the National Government is granted the power to override the authority of the provinces in certain circumstances. Beginning in 2001, the provinces have been given limited taxing power, subject to approval by the Minister of Finance. The National Government also has increased funding to provincial and local governments to accelerate the delivery of basic services to households.

South Africa's first non-racial local government elections took place on a staggered basis, with all nine provinces having held such elections by 1996. A 60% turnout was recorded, with the ANC receiving approximately 60%, and the NP receiving approximately 18%, of the total vote. These elections completed the transition to democracy. The most recent local government elections were held in December 2000 and the next elections are scheduled to take place before March 1, 2006.

The Truth and Reconciliation Commission and Apartheid Reparation

The Truth and Reconciliation Commission (TRC) was formed by the Government of National Unity in 1996, in terms of the Promotion of National Unity and Reconciliation Act of 1995, for the purpose of investigating, recording, compensating and rehabilitating victims of, and granting amnesty for, gross human rights violations committed between 1960 and 1994.

In March 2003, the TRC delivered its final report to President Mbeki. On the basis of the findings of the TRC report and in a speech to Parliament and the South African nation in April 2003, President Mbeki announced the granting of a one-time payment of R30,000 to each of the approximately 22,000 victims of apartheid or their surviving families.

These payments were funded from the President's Fund, which was established for this purpose in 1995. The payments are in addition to other material commitments that the National Government had already made to particular victims of apartheid, including programs regarding medical benefits, educational assistance and the provision of housing, as well as the payment of interim reparations to the thousands requiring the most urgent assistance.

Broad Based Black Economic Empowerment

Broad based black economic empowerment (BBBEE) is a core tenet of the National Government's initiative to address the economic exclusion of previously disadvantaged South Africans by encouraging the redistribution of wealth and opportunities to such persons. As part of this initiative, the National Government enacted the Broad Based Black Economic Empowerment Act of 2003 (BBBEE Act), which became effective in April 2004. For purposes of the BBBEE Act, "black" means Africans, Coloreds and Indians. The BBBEE Act aims to facilitate BBBEE by promoting economic transformation to allow meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to BBBEE; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; increasing the extent in which workers, communities, cooperatives own and manage enterprises; and promoting access to finance for black economic empowerment.

The BBBEE Act provides that the Department of Trade and Industry (DTI) may issue codes of good practice (Codes) on black economic empowerment which must, as far as is reasonably possible, be applied by every organ of the National Government and local government and every public entity in issuing licenses, implementing procurement policies, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into public private partnerships. The Codes may include qualification criteria for preferential purposes for procurement; indicators to measure broad based economic empowerment and the weighting to be attached thereto; and guidelines for stakeholders in various sectors of the economy to draw up empowerment charters. The BBBEE Act also provides that the DTI must publish and promote any transformation charter for a particular sector of the economy if that charter has been developed by the major stakeholders in that sector and advances the objectives of the Act.

The DTI released the first phase of the draft Codes for public scrutiny on December 8, 2004, which were open for comment until March 7, 2005 (it being envisaged that the full set of Codes shall be released under two phases). This first phase includes the Codes dealing with equity ownership and management.

Since March 2005, the DTI has reviewed submissions received from the public and amended the Codes. This process has now been completed and the final Codes were submitted to Cabinet for approval in July 2005. On October 12, 2005, the Cabinet adopted the first phase of the Codes and these will be published in the government gazette in the near future. The second phase of the Codes is expected to be released during November 2005 and will deal with, inter alia, employment equity, skills development, enterprise development and preferential procurement. Further, it is envisaged that statements dealing with multinationals, the issue of "fronting" and the treatment of state organs will also be published in the second phase of the Codes. It is currently anticipated that the second phase of the Codes will be finalized in March 2006.

Notably a number of sectors within the South African economy anticipated the enactment of the BBBEE Act and its principles and committed themselves to transformation charters, which set out a blueprint and timeline for the transformation of the relevant economic sectors. Examples include the Mining Industry Charter, the Petroleum and Liquid Fuels Charter, the Maritime Sector Charter, the Tourism Charter, the Information and Communications Technology (ICT) Sector Charter and Advertising Industry Charter. In addition, the financial services industry in South Africa voluntarily introduced a black economic empowerment charter for that sector, known as the Financial Sector Charter (see "Monetary and Financial System – Financial Sector Charter"). Other such transformation charters are being developed in areas such as the liquor, healthcare, agriculture, gambling and gaming, property, building and construction, forestry and professions.

Going forward, some of the biggest challenges facing the National Government in relation to the implementation of BBBEE include educating the South African public on the objectives, opportunities and perceptions relating to BBBEE; providing certainty as to the requirements of BBBEE; and encouraging investment in South Africa, with regard to the economic environment of the country.

Land Reform

Land reform in South Africa is a complex issue, both because of the apartheid era's legacy of dispossession and current human development challenges. The National Government's task is to facilitate the equitable transfer of land to historically disadvantaged South Africans within the framework of the judicial process and the Constitution's protection of private property rights.

The National Government has developed a land reform strategy focused on the twin goals of transferring land to historically disadvantaged South Africans and on reforming land laws and policies so as to create greater security of tenure, address rural poverty and contribute to economic growth. The key elements of the land reform program, being restitution, redistribution and land tenure reform, were outlined in a 1997 White Paper on Land Affairs. Restitution involves either returning land or providing alternative compensation to persons who have been deprived of their land; redistribution encourages the acquisition of land by disadvantaged South Africans (with the aid of government grants); and land tenure reform aims to create a unified and secure system of landholding. The Department of Land Affairs has set 2014 as the deadline for having achieved land reform in South Africa.

The National Government's strategies have evolved within the framework of the Constitution and its recognition of existing property rights and commitment to upholding the rule of law and judicial process. The Communal Land Rights Act of 2004 extends full legal recognition and status to all land tenure rights held under various communal land tenure systems without changing their character. These rights will be registerable in the deeds registry system and as such will be protected and enforceable in law.

Land reform and restitution programs remain central to the National Government's poverty alleviation strategy. The Land Redistribution for Agricultural Development (LRAD) program, which commenced in 2001, is transferring land at an accelerating pace and is now supported by the Comprehensive Agricultural Support Program which ensures that adequate agricultural support services follow the transfer of land.

Since 1994, approximately 1.2 million people have received more than 3 million hectares of land. 79,696 claims have been lodged and, since March 1999, more than 62,127 claims have been settled. The 2005-2006 National Budget provides the Department of Land Affairs with an additional R6 billion to complete the land restitution program. The additional money will allow for the purchase of land to settle the remaining claims and provide infrastructural and technical support for new landowners. Once the restitution process is complete, the department will be able to divert both human and financial resources to accelerate the land redistribution program.

The National Government's expectation is that approximately 30% of South Africa's agricultural land will be redistributed over the next 15-20 years. The National Government hopes, in the redistribution process, to improve rural incomes, sustain agricultural productivity and stimulate wealth creation through the further rationalization of land tenures. A further anticipated benefit of redistribution is the release of land for new residential construction and infrastructure development.

Mining Industry Reform

Mining in South Africa has historically been undertaken largely by the private sector. The most important mining houses in South Africa include Anglo American plc, De Beers Corporation, Anglovaal Mining Ltd. (Avmin), BHP Billiton SA, Gold Fields Ltd., Impala Platinum Holdings Ltd. and Rand Mines. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, coal and silver production in South Africa.

In 2003, 60 different minerals were mined in South Africa from 920 mines and quarries which employed approximately 491,000 workers, a large percentage of whom (188,424) were employed in the gold mining industry. By November 2004, there were over 1,000 registered mines in South Africa.

The National Government enacted the Mineral and Petroleum Resources Development Act (MPRDA) in 2002. The MPRDA was promulgated in May 2004 and recognizes the state's sovereignty and custodianship over the country's mineral resources. The MPRDA also provides for equitable access to mineral resources, expands opportunities for historically disadvantaged individuals (HDIs), and promotes economic growth, employment and socio-economic welfare, and security of tenure. The MPRDA defines the entire regulatory environment of the mining industry and requires that "old order" mining rights be converted into "new order" mining rights.

The Minister of Minerals and Energy and representatives of certain mining companies and the National Union of Mineworkers signed the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry in October 2002 (Mining Charter), which forms part of the MPRDA.

The vision of the Mining Charter is to create a globally competitive mining industry that reflects a non-racial South Africa and draws on the human and financial resources of, and offers real benefits to, all South Africans.

The Mining Charter aims to:

•	promote equitable access to the nation's mineral resources for all South Africans;

•	substantially and meaningfully expand opportunities for HDIs, including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's mineral resources;

•	utilize the existing skills base for the empowerment of HDIs;

•	expand the skills base of HDIs to serve the community;

•	promote employment and advance the social and economic welfare of mining communities and the major labor sending areas; and

•	promote beneficiation of South Africa's mineral commodities.

The Mining Charter directs mining companies to provide basic adult education to increase the levels of literacy and numeracy and to ensure minimum skill levels among employees beyond the duration of their employment.

The Mining Charter requires that within five years of its ratification, 40% of management should be comprised of historically disadvantaged South Africans and that, within the same timeframe, women should comprise 10% of the overall labor force in the mining industry. Adherence to these requirements will require industry participants to identify talented employees for accelerated training.

The Mining Charter further mandates that 26% of industry assets be transferred to HDIs within 10 years of the ratification of the Mining Charter. To ensure that substantive progress is made, the industry aims to achieve 15% of this target within five years. To this end, several large BBBEE mining deals have been concluded since 2002.

The following table sets forth examples of ownership transfer transactions undertaken pursuant to the Mining Charter.

Selected Mining Ownership Transfer Transactions

Mining Company	BBBEE Entity	Estimated Remaining Life of Mine	Capital Expenditure or Transaction Value
Anglo American/Kumba Resources	Newco (name to be announced)	n/a	R16 billion
ARMGOLD/Avmin	African Rainbow Minerals	n/a	R10.6 billion
ARMGOLD/Harmony (20% stake in Harmony)	African Rainbow Minerals	n/a	R6 billion
Harmony	African Vanguard Resources	20 years	R250 million
Avmin	TISO	20 years	R1 billion (CAPEX)
Anglo Platinum	Royal Bafokeng	25 years	R774 million
DRD	Khumo Bathong Holding	At holding co. level	R173 million
ARM and AngloPlats	Modikwa	100 years at 308,000 oz. p.a.	R1.6 billion (CAPEX)
Implats	Mmakau and Community-Based Consortium	22 years at 103,000 oz. p.a.	R1.4 billion (CAPEX)
Kumba Resources	Eyesizwe	10 years	R280 million
Randgold	Phikoloso	n/a	R268 million
Goldfields	Mvelaphanda	n/a	R4.1 billion

n/a = not available

In October 2005, Anglo American plc and Kumba Resources (Kumba) announced a BBBEE transaction that will see the partial separation of Kumba's iron ore assets from its non-iron ore assets and the establishment of South Africa's largest Black-owned and managed company. The new company will be a diversified mining company that will continue to be listed on the JSE Limited (JSE). The new company intends to be South Africa's flagship empowerment company with an enterprise value of around R16 billion.

In 2004, the Mining Titles Registration Amendment of 2003 came into effect, to regulate the registration of mineral and petroleum titles and related rights, to effect certain amendments that are necessary to ensure consistency with the MPRDA, and to amend the Deeds Registries Act of 1937. Also in 2004, the Precious Metals and Diamonds General Amendment Bill (PMBD) was released for public comment. The PMBD aims to regulate the downstream development of precious metals and diamonds, to promote equitable access to the nation's precious metals and diamonds, and to promote local beneficiation of these minerals. The closing date for submission of comments on the PMDB was September 23, 2005 and the PMBD is likely to be put before Parliament in the near future. Draft legislation aimed at removing the red tape imposed on those involved in smelting, refining, beneficiating or using unwrought precious metal was put before Parliament in 2005.

Crime Prevention

Reduced levels of criminal violence are expected to continue to be important determinants of private sector confidence, foreign direct investment and sustainable economic growth in South Africa.

South African Police Service

Crime prevention and internal security in South Africa are primarily the responsibility of the South African Police Service (SAPS). Beginning in 1994, a process of integration, rationalization and transformation was undertaken to create the SAPS. This effort has resulted in a unified national police service, which is accepted by the South African public as legitimate and credible.

In 2004, the Department of Safety and Security implemented the National Crime Combating Strategy (NCCS), which established crime combating task groups to target serious and violent crime in designated high crime zones. This initiative resulted in a restructured SAPS featuring specialized units. 27 serious and violent crime units, 24 organized crime units, 17 commercial crimes units, one serious economic offenses unit and 46 family violence, child protection and sexual offenses units were established by March 2004. In addition, specific emphasis has been placed on cooperation among relevant governmental departments in addressing crime and its causes in prioritized areas including the collaboration with the Justice, Crime Prevention and Security (JCPS) cluster to focus resources on addressing the incidence of crime and public disorder.

In 2002, the SAPS implemented an anti-firearm proliferation strategy. The firearms amnesty, a part of the anti-firearm proliferation strategy, ended in June 2005 and saw over 80,000 illegal and legal firearms being handed over to the police.

Reducing serious and violent crime remains a top priority of the National Government. The 2005-2006 National Budget allocates an additional R5 billion to the SAPS to improve levels of remuneration and to increase police numbers. These allocations have seen the strengthening of police personnel through vigorous recruitment and training programs, with the aim of having 165,850 police personnel by the end of March 2008. This will allow the SAPS to recruit additional personnel, modernize and expand the fleet of police vehicles and upgrade support systems. A further R475 million is provided for strengthening court administration and prioritizing services to vulnerable groups, such as women and children.

Throughout the 9 provinces, the SAPS has 43 area stations and 1,120 police stations. It is envisaged that these stations will be strengthened, inter alia, by developing capacity, funding key strategic initiatives and establishing working relationships with other government departments.

The SAPS' current priorities include organized crime, corruption, drugs, human trafficking, commercial crimes, serious and violent crimes (such as murder, robberies and hijackings) and crimes against women and children. The challenges faced by the SAPS include the number of police, the low morale of the police force and a lack of skills in the police force. However, the SAPS is attempting to tackle all of these challenges.

Notwithstanding the challenges mentioned above, the SAPS is largely succeeding in reducing crime in South Africa. According to the crime statistics for 2004-2005, released by the SAPS in September 2005, most crimes decreased over this period, including murder, which decreased by 5.6%, and attempted murder, which decreased by 18.8%. However, rape and drug-related crime increased by 4% and 33.5%, respectively.

National Prosecuting Authority

In 2001, the Directorate of Special Operations (DSO), a division of the National Prosecuting Authority known as the Scorpions, was established as a multidisciplinary agency to investigate and prosecute organized crime and corruption. Recently, their mandate has been focused on the four strategic areas of organized crime, organized corruption, serious and complex financial crime, and racketeering and money laundering. In 2005, President Mbeki appointed a commission, the Khampepe Commission, to consider whether the Scorpions should remain an independent crime fighting unit or instead be incorporated with the framework of SAPS.

From April to December 2004, DSO personnel successfully completed 203 prosecutions, 292 investigations and 127 so-called "high-impact" cases, being crimes, such as white collar crime, which impact the macro-economy. During this period, there were 1,117 arrests, searches, seizures and traps, with operational support providing 432 ancillary support activities. The DSO achieved a conviction rate of 94% for the 203 prosecutions finalized by the end of 2004. Through interdiction, R2.5 billion worth of contraband was seized.

The Asset Forfeiture Unit, a division of the National Prosecuting Authority, made approximately 323 seizures and 222 forfeitures from March 31, 2003 to November 30, 2004. Assets valued at nearly R700 million have been placed under restraint over the past five years. During 2003-2004, the unit won 19 out of 23 cases, a success rate of 82.6%.

International Relations

After becoming a republic in 1961, South Africa became increasingly politically isolated from other nations and subject to economic, cultural and political sanctions by the international community because of the apartheid system. With the transition to democracy, South Africa has re-established its links with the outside world.

By July 2005, South Africa hosted 113 high commissions and embassies, 53 consulates and 73 honorary consulates, all of which maintain resident missions in South Africa, as well as 22 international organizations. South Africa has 83 embassies/high commissions, 16 consulates and 46 honorary consulates abroad.

South Africa was a founding member of the United Nations (UN) in 1945. In 1994, it resumed its seat in the UN General Assembly, from which it had been prevented from participating since 1974. In the same year, South Africa rejoined the Commonwealth, from which it had been obliged to withdraw shortly after it became a republic in 1961. South Africa is a donor country to the International Development Association, the concessional lending arm of the International Bank for Reconstruction and Development (also known as the World Bank) and is a member of its political risk insurance arm, the Multilateral Investment Guarantee Agency.

South Africa has recently been included in the major forums established to oversee the international financial architecture, including the G-22, the Financial Stability Forum and the G-20 of "systemically significant" countries. The G-20 focuses on exchange rate management, external liability management, international implementation of codes and standards and measures to ensure private sector participation in avoiding and resolving financial crises. It is hoped that the knowledge gained through South Africa's participation will assist in further strengthening the financial sector and improve South Africa's profile as an investment destination.

South Africa is a founding member of the General Agreement on Tariffs and Trade, participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement in 1994.

South Africa became a founding member of the World Trade Organization (WTO) upon its establishment in 1995. Furthermore, Canada, the European Union (EU), Japan, Norway, Russia, Switzerland, Turkey and the United States have included South Africa in their generalized system of preferences. South Africa will also be party to the sixth WTO Ministerial conference taking place in Hong Kong, China in December 2005. In October 1999, South Africa signed an Agreement on Trade, Development and Cooperation, known as the European Trade Agreement, with the European Union to consolidate strategic links between South Africa and its largest trade and investment partner. South Africa's bilateral relationship with the EU was elevated to a higher level following the commencement of full implementation of the South Africa EU Trade and Development and Co-operation Agreement (TDCA), with effect from May 2004.

South Africa is a founding member of the International Monetary Fund (IMF) and has always been regarded as a member in good standing with full access to technical and financial assistance from the IMF. South Africa's quota in the IMF is SDR1,868.5 million and its 18,935 votes account for 0.88% of the total number of votes. This places South Africa in 24th position in terms of voting power. In 1993, South Africa drew down SDR614.4 million from the IMF to compensate for a shortfall in agricultural exports resulting from the severe drought that affected southern Africa in 1992. This was fully repaid in December 1998, and South Africa's current financial position in the IMF reflects no borrowing from the IMF since that date.

South Africa is a founding member of the World Bank and joined its private investment arm, the International Finance Corporation, in 1957. With the first fully democratic national elections in 1994, South Africa regained the full rights and obligations of membership of the World Bank and its affiliated agencies, from which it had previously been suspended. Cooperation between South Africa and the World Bank has continued to develop since the signing of a memorandum of understanding in 1995. As of February 2005, the World Bank has approved 13 loans for South Africa for a total amount of approximately US$302.8 million and there were eight active World Bank operations with a commitment value of approximately U.S. $15 million and U.S. $13.3 million in undisbursed funds.

South Africa is the only African country to participate in the International Development Association (IDA), which is the World Bank's concessional lending window. South Africa contributed R83.1 million to the latest IDA replenishment cycle for the period July 1, 2002 to June 30, 2005.

South Africa is a member (and the first chair) of the New Partnership for Africa's Development (NEPAD), a policy framework for Africa's development approved by several African leaders in 2001. NEPAD's primary objectives include eradicating poverty, placing African countries, both individually and collectively, on a path of sustainable growth and development, halting the marginalization of Africa in the globalization process and enhancing integration into the global economy, as well as accelerating the empowerment of women. South Africa is playing a significant role in the institutionalization of NEPAD, in that along with Algeria, Egypt, Nigeria and Senegal, South Africa was mandated by the Organisation of African Union (OAU) to develop an integrated socio-economic development framework for Africa. South Africa played a leading role in the formation of the present African Union (AU) and hosts the AU's Pan-African Parliament, which was opened in September 2004, in Gauteng Province.

South Africa promotes the interests of developing countries with regard to poverty reduction, debt relief and the democratization of international relations through its work at the G-20, participation in the IMF and discussions with the Group of Eight Industrialized Countries (G-8) at their summits. South Africa participated in the G-8 summit in Gleneagles in 2005 as the G-8 leaders met with African leaders to discuss issues surrounding Africa.

Regional Arrangements

South Africa is a member of the Southern African Customs Union (SACU). In addition to South Africa, the SACU members are Botswana, Lesotho, Namibia and Swaziland (the BLNS countries). SACU is intended to promote trade among its members. Goods flow freely among the union members, unimpeded by internal tariffs or quantitative restraints. There is a common tariff on goods imported from outside the customs union. All import duties or tariffs collected on goods imported from outside the customs union are paid into a common pool. South Africa makes payments from the pool annually to the BLNS countries according to the current formula, which takes account of these countries' imports and their production and consumption of dutiable (excisable) goods, as well as non-trade related payments. Due to the unavailability of timely import statistics, payments to the BLNS countries are based on the import statistics of the previous two years.

SACU commenced negotiations with the United States and the European Free Trade Area in May 2003 with a view to a bilateral free trade agreement. All SACU members other than Botswana are also members of the Common Monetary Area (CMA). By the time that Lesotho and Swaziland became independent states in the late 1960s, their economies had become integrated inextricably with the South African economy. Previously existing policies of financial and economic cooperation were formalized when the CMA agreement came into existence. After its independence, Namibia joined the CMA in 1992, thereby formalizing its hitherto unofficial membership. In 1993, Namibia introduced its own currency, the Namibian Dollar, which is linked to the South African Rand. The CMA allows for the unrestricted transfer of funds within the monetary area, a common capital market and substantially uniform exchange control regulations with respect to the rest of the world. The Multilateral Monetary Agreement provides for a uniform exchange control border around the four participating countries. Under certain circumstances, South Africa's CMA partners may approach the South African Reserve Bank for short-term financial assistance. They also have access to South Africa's foreign exchange markets.

By virtue of the CMA, South Africa's monetary policy also applies, in practice, to a large extent in Lesotho, Namibia and Swaziland. The CMA permits the monetary authorities of Lesotho, Namibia and Swaziland to issue their own domestic currencies. These currencies are fully convertible at fixed exchange rates with the Rand under the terms of the CMA. By eliminating the risks of currency fluctuations, the CMA enhances trade among CMA nations. The Rand is regarded as legal tender in Lesotho and Namibia but not in Swaziland. However, the central banks of Lesotho and Namibia are obliged to cover fully their domestic currency note issues by an equivalent amount of Rand holdings.

In 1994, South Africa became a member of the Southern African Development Community (SADC), which aims to promote regional economic development and stability. The other members of SADC are Angola, Botswana, Democratic Republic of the Congo, Lethoso, Malawi, Mozambique, Namibia, the Seychelles, Swaziland, Tanzania, Zambia and Zimbabwe. The SADC assigned to South Africa the responsibility of overseeing the finance and investment sector. South Africa's mandate is to facilitate the process of "community building" in the region through gradual, progressive integration of the region's financial systems; to harmonize and coordinate the efforts and key policies of individual governments to permit capital to flow freely within the SADC; and to encourage increased inflows of capital from outside the region. The SADC has also established the Regional Indicative Strategic Development Program, which is intended to provide SADC member states with a coherent and comprehensive development agenda on social and economic policies over the next decade, to align the SADC with the NEPAD aims and make the SADC an effective implementation agent for NEPAD and the African Union.

The Committee of SADC Stock Exchanges, established in 1997, is pursuing initiatives such as harmonizing listing requirements, facilitating dual listings, introducing depository receipts, promoting cross-border investment, harmonizing procedures for clearing and setting stock exchange transactions, introducing entry-level qualifications for market practitioners, and establishing e-mail and internet links among the stock exchanges.

Since 1995, the South African Reserve Bank has participated in the activities of a separate Committee of Central Bank Governors (the Committee) in the SADC to pursue closer monetary cooperation between regional central banks and to promote financial and economic development. The Committee provides a forum for the exchange of ideas on economic development and financial policies and has contributed significantly to better intra-regional cooperation on issues of central banking.

The SADC Protocol on Trade, intended to lead to the creation of a duty-free area in the SADC over an eight-year period, was implemented in 2000. The implementation is expected to involve greater cooperation between customs authorities in procedures and monitoring of trade in the region. In the long term, it is hoped that strong regional economic cooperation will increase the competitiveness of the region by improving production costs, efficiency and technology transfer. The SADC is also working towards creating a free trade area by 2008, developing an efficient transport and communications network within the sub-continent and coordinating security arrangements and regional crime prevention policing, with specific attention given to money laundering, drug trafficking, illegal migration and extraditing criminals.

An agreement was reached in 1995 regarding South Africa's membership and participation in the activities of the African Development Bank (AfDB). South Africa initially agreed to acquire shares representing 1% of the AfDB's share capital, and announced its intention to acquire additional shares in the future so that its shareholding was more commensurate with the relative size of its economy. In

August 2001, South Africa increased its shareholding to approximately 4% of the AfDB share capital, making it the fifth largest shareholder. South Africa also represents Lesotho, Malawi, Mauritius, Swaziland and Zambia on the AfDB board of directors. South Africa is the only African country that participates in the African Development Fund (ADF), which provides financing on concessional terms to low-income African countries that are unable to borrow on the concessional terms of the AfDB. As at March 31, 2005, total contributions by South Africa to the ADF were 9,702,488 Units of Account (the reporting currency of the ADB), which was approximately equivalent to R91,397,533.98 at then prevailing exchange rates.

Development Finance Institutions

Development Finance Institutions (DFIs), such as the Industrial Development Corporation (IDC), Khula Enterprise Finance and the National Empowerment Fund, are state-owned institutions, which aim to promote economic growth and industrial development. Although state-owned, they function as a private enterprises, following normal company policies and procedures in their operations, paying income tax at corporate rates and dividends to their shareholder. The IDC, one of the most important DFIs, was established in 1940. The IDC's mandate now includes the rest of the African continent and it is active throughout the entire region.

HIV and AIDS

Estimates of the number of people infected with HIV in South Africa vary according to the information supplied by the source in question, which include the Department of Health and Statistics South Africa. According to the National HIV and Syphilis Antenatal Sero-Prevalence Survey in 2004, there were an estimated 6.29 million HIV positive people in South Africa in 2004. This figure includes approximately 3.34 million women between the ages of 15 to 49 and 2.8 million men between the ages of 15 to 49. However, Statistics South Africa has estimated that the number of infected people is 4.5 million, on the basis of the census and other surveys.

According to the Department of Health, it is estimated that 29.5% of pregnant women in South Africa were HIV positive in 2004, compared to 27.9% in 2003. This estimate is based on the National Sentinel model, which estimates HIV prevalence on the basis of blood samples taken from pregnant woman attending prenatal clinics and is used in other countries with generalized HIV epidemics. This survey is thought to provide more accurate figures than others, including population and household surveys, as it avoids those limitations other surveys typically encounter, such as cost limitations, logistical problems and low response rates.

National Sentinel surveillance surveys have been conducted by the Department of Health annually in South Africa since 1990. The most recent survey, which was concluded in 2004, found that 104,963 babies were infected through mother-to-child transmission. The study further shows HIV prevalence to be comparatively low among 15 to 19 year olds at 4.8%. Amongst 20 to 24 year olds, HIV prevalence soars, reaching 16.5% (with HIV infections massively concentrated among women). About one in four women (24.5%) surveyed was HIV-positive, compared to one in 13 men (7.6%). However, various surveys, including one by the Human Sciences Research Counsel, have shown a positive behavioral change, especially among younger people, as a result of the prevention and awareness efforts of government.

The prevalence of HIV amongst prenatal care attendees in South Africa from 1991 to 2004, as determined by the National Sentinel surveillance, is depicted in the chart below.

Prevalence of HIV among prenatal care attendees in South Africa, 1991-2004

The social and economic impact of the HIV and AIDS epidemic on South Africa is clear and the National Government has made the curtailment and treatment of this disease a high priority. As part of the implementation of the National Strategic Plan for HIV and AIDS 2000-2005, the Cabinet approved the Comprehensive HIV & AIDS Care Management and Treatment Plan for South Africa. This plan includes the establishment of sites providing a comprehensive range of services, as well as antiretroviral (ARV) treatment for all infected South Africans. It also calls for the expansion of programs aimed at boosting the immune system and slowing down the effects of HIV infection; improved treatment of those who are infected, but have not reached the stage at which they require ARV drugs; an enhanced prevention campaign; sustained education and community mobilization program, including intensified support for families affected by HIV and AIDS, and; a public education campaign to educate infected South Africans about their condition and its treatment. National Government has set aside a total budget of R1.5 billion for the distribution of ARV treatment in 2005, and approximately R3 billion on other HIV and AIDS related projects.

Implementation of the Comprehensive HIV & AIDS Care Management and Treatment Plan has so far achieved:

•	By September 2005, 178 sites across 53 districts and approximately 60% of sub-districts accredited to provide comprehensive HIV and AIDS services, and over 61,947 patients enrolled for ARV therapy;

•	Improved access to HIV testing, counseling and care;

•	Measures to prevent mother-to-child transmission of HIV;

•	Distribution of 11 million educational booklets; and

•	Distribution of 348 million male condoms in 2004-2005 with an estimated distribution of 425 million in 2005-2006.

The continued implementation of the Comprehensive HIV & AIDS Care Management and Treatment Plan will require the recruitment of thousands of health professionals and an extensive training program to ensure health workers' safe, ethical and effective use of medicines. Scheduled expenditure of R2.1 billion over the next three years has been added to the baseline allocation of the Health, HIV and AIDS grant in the 2004-2005 National Budget, bringing budgeted spending for this purpose to R3.6 billion in 2005-2006. Implementation of the Operational Plan for Comprehensive HIV and AIDS Care, Management and Treatment has been allocated R639 million for 2005-2006 (excluding roll-over).

THE SOUTH AFRICAN ECONOMY

Overview

General

South Africa has the most developed, and by far the largest, economy in Sub-Saharan Africa, with a gross domestic product (GDP) equal to more than five times that of its six immediate neighbors combined. Its GDP comprised more than one third of the combined GDP of all of Sub-Saharan Africa in 2004.

The finance, insurance, real estate and business services sector currently accounts for more activity than any other sector in the South African economy, having surpassed the abundant mineral energy resources sector which previously formed the core of the country's economic activity. In the post apartheid era, the National Government has focused on controlling the deficit while striving to increase spending on social programs to combat the inequalities of the previous dispensation. Under the leadership of the Deputy President, work is currently in progress on an "Accelerated and Shared Growth Initiative" which addresses the constraints to more rapid expansion of output and income, and reinforces measures aimed at broadening employment and economic participation.

The South African economy varies widely, ranging from "first-world" levels of development to an informal sector typical of developing countries, and to urban shantytowns and subsistence agriculture. Inequality in the economy is a primary legacy of the apartheid era, in which government expenditure was channeled to Whites in preference to other racial groups. For example, according to the 2001 census, which is the most recent nation-wide census undertaken, unemployment among the White population was 6.3%, whereas the unemployment rate among the Black population was 50.2%. However, there is a small but rapidly growing Black middle class. Research indicates that the number of Black households earning over R153,600 a year (after adjusting for inflation) has risen from 120,000 to 444,000 or 368% between 1998 and 2004. The National Government continues to seek measures to redress imbalances in the economy through various initiatives, including its policy of broad based black economic empowerment. See "Republic of South Africa — Broad Based Black Economic Empowerment."

While it is the National Government's view that increasing the level of Black ownership in corporate South Africa is critically important, building the economy, increasing production, raising employment, developing young Black managers and investing in skills development, inter alia, are considered just as essential in shaping the economic transformation of South Africa, and so the National Government has applied a holistic approach towards the economic transformation of South Africa.

GDP

The South African economy, which experienced an average real GDP growth rate of approximately 1% per year from 1985 to 1994, began to experience significant growth from 1994 onwards. Growth in real GDP in 2000 accelerated to 4.2% (the highest growth since 1996), averaged 2.7% in 2001, and picked up again to average 3.7% in 2004. Growth averaged an annualized 4% for the first half of 2005.

The following tables set forth nominal and real GDP and expenditures for the periods indicated.

GDP Summary

	2000	2001	2002	2003	2004	2005*
Nominal GDP (millions of Rand) at market prices	922,148	1,020,008	1,164,944	1,251,468	1,358,562	1,375,476	*
Real GDP (millions of Rand) at 2000 prices	922,148	947,373	981,102	1,008,649	1,046,088	1,085,697	*
Real GDP Growth (percentages)	4.2	2.7	3.6	2.8	3.1	4.4	*
Population (million)	43.7	44.6	45.4	46.3	47.2	47.2
Per Capita GDP (nominal)	21,109	22,895	25,644	27,016	28,839	29,120	*
Per Capita GDP (real)	21,109	21,265	21,597	21,774	22,082	22,162	*

*	First half, annualized.

Source:	South African Reserve Bank and Statistics South Africa.

GDP and Expenditures
(at constant 2000 prices)

	2000	2001	2002	2003	2004	2005(3)
	(millions of Rand)
Real GDP at market prices	922,148	947,373	981,102	1,008,649	1,046,088	1,085,697
Add: Imports of goods and services	229,757	230,299	239,754	257,298	295,770	314,112
Total supply of goods and services	1,151,905	1,177,672	1,220,856	1,265,947	1,341,857	1,399,809
Less: Exports of goods and services	257,011	259,788	260,785	254,668	268,129	290,385
Total goods and services available for domestic expenditure	894,894	917,884	960,071	1,011,279	1,073,728	1,109,424
Domestic Expenditure
Final consumption expenditure by households	580,802	601,090	620,159	641,485	680,341	716,844
Final consumption expenditure by general government(1)	167,348	172,573	180,129	191,599	205,458	214,496
Total Final consumption expenditure	748,150	773,663	800,288	833,084	885,799	931,340
Gross fixed capital formation	139,647	144,548	149,892	163,366	178,664	191,424
Change in inventories	7,096	1,311	6,782	9,152	11,433	2,072
Residual item(2)	1	(1,638)	3,109	5,677	(2,168)	(15,412)
Total gross domestic expenditure	894,894	917,884	960,071	1,011,279	1,073,728	1,109,424

Notes:—Numbers may not total due to rounding.

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production method.

(3)	First half of 2005, seasonally adjusted and annualized.

Source: South African Reserve Bank.

GDP and Expenditures as Percentage of Real GDP
(at constant 2000 prices)

	2000	2001	2002	2003	2004	2005(3)
Real GDP at market prices	100.0	100.0	100.0	100.0	100.0	100.0
Add: Imports of goods and services	24.9	24.3	24.6	26.0	28.3	28.9
Total supply of goods and services	124.9	124.3	124.6	126.0	128.3	128.9
Less: Exports of goods and services	27.9	27.4	26.8	25.8	25.6	26.7
Total goods and services available for domestic expenditure	97.0	96.9	97.8	100.2	102.6	102.2
Domestic Expenditure
Final consumption expenditure by households	63.0	63.4	63.2	63.6	65.0	66.0
Final consumption expenditure by general government(1)	18.1	18.2	18.4	19.0	19.6	19.8
Total final consumption expenditure	81.1	81.7	81.6	82.6	84.7	85.8
Gross fixed capital formation	15.1	15.3	15.3	16.2	17.1	17.6
Change in inventories	0.8	0.1	0.7	0.9	1.1	0.2
Residual item(2)	0.0	(0.2)	0.3	0.5	(0.2)	(1.4)
Total gross domestic expenditure	97.0	96.9	97.8	100.2	102.6	102.2

Notes:—Numbers may not total due to rounding.

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production methods.

(3)	First half of 2005, seasonally adjusted and annualized.

Source: South African Reserve Bank.

Total gross domestic expenditure increased by 5.3% in 2003 and by 6.3% in 2004. Favorable interest rates, real wage growth and a relatively strong currency contributed to continued robust growth in real gross domestic expenditure of 3.9% during the first half of 2005, when compared to the same period in 2004. Though still strong by historical standards, growth in real gross domestic expenditure has, however, softened slightly in recent quarters as interest rates have stabilized and real household disposable income growth has decelerated slightly at an annualized rate of 4.5% in the second half of 2004 to 3.0% in the first half of 2005. This is roughly similar to the growth rate registered in the previous upward phase from 1993 to 1996. During such periods, real gross domestic expenditure generally increased at a faster pace than real gross domestic product. Although the growth rate in these spending categories slowed down, activity levels were still comparatively high. In addition, the pace of real inventory investment fell from the second half of 2004 to the first half of 2005. By contrast, growth in real final consumption expenditure by general government accelerated from 5.0% in the second half of 2004 to 5.5% in the first of half of 2005.

Growth in real final consumption expenditure by households accelerated from 3.4% in 2003 to 6.1% in 2004. Household consumption spending grew by 6.3% in the first half of 2005, a very marginal decrease relative to the growth of 6.4% recorded in the second half of 2004. Households are taking advantage of the favorable credit environment to increase spending on durable and semi-durable goods. Household consumption spending accounted for 63.2% of GDP in 2004 and is the largest component of GDP.

Growth in real final consumption expenditure by general government accelerated from approximately 4.5% in 2002 to approximately 6.5% in 2003 and to approximately 7% in 2004, receding to approximately 5.5% in the first half of 2005. Government spending was boosted by a purchase of four multi-purpose maritime helicopter-carrying ships as part of the National Government's strategic armaments procurement program. Excluding these items of military expenditure, the growth in real final consumption expenditure on non-wage goods and services remained particularly high.

Government expenditure on real compensation of employees has been contained at growth rates which have been generally below 1% since 1997. This is indicative of the efforts to maintain fiscal discipline. The ratio of compensation of employees to total final consumption expenditure by general government declined from around 70% in 2000 to 58% in 2004 and 57% in the first half of 2005. The bias towards expenditure on non-wage goods and services, such as medical supplies and textbooks, is consistent with the government's policy of improving the general quality of public-sector delivery. Overall, final consumption expenditure by general government as a percentage of gross domestic product increased from 19% in 2003 to 19.5% in 2004, and to 20% in the first half of 2005.

Real gross fixed capital formation expanded by 8.6% in the first half of 2005 relative to the same period in 2004, reflecting sustained high levels of business confidence and the expectation of favorable economic conditions in the years ahead. Private investment has also remained robust, increasing by 8.9% in the first half of 2005 from 12.7% in the second half of 2004. Real gross fixed capital formation by public corporations increased by 6.2% in 2003, 14.7% in 2004, and 14.7% in the first half of 2005. Investment by public corporations is expected to remain strong over the medium term as various projects are planned. Transnet Ltd. (Transnet), the state-owned transport company, is planning for capital projects over R40 billion in the years ahead. Real gross fixed capital formation by the general government accelerated by 6.5% in 2004 and by 3.2% in the first half of 2005. The ratio of gross fixed capital formation to GDP was 16.5% in 2004.

Real inventories were equal to R9.1 billion in 2003, and R11.4 billion in 2004. Real inventories for the first half of 2005 were equal to R1.5 billion, the decrease reflecting the pressures from strong domestic demand. The slower pace of inventory accumulation in the first half of 2005 was widespread throughout all the main sectors of economic activity. Real inventory investment in the manufacturing sector, for example, slowed down as sales were partly satisfied by drawing down inventories while production lagged behind. As a consequence, the ratio of industrial and commercial inventories to non-agricultural gross domestic product slipped from 15.5% in the second half of 2004 to marginally below 15.5% in the first half of 2005.

Total compensation of employees increased by 10.1% in 2003 and 9.0% in 2004. South Africa's savings ratio (gross saving as a percentage of GDP) declined from 15.7% in 2003 to 14.4% in 2004. During the first half of 2005, it declined further to 13.5%.

After taking into account cash-flow adjustments (i.e. transactions recorded as a result of timing differences between the recording of transactions and bank clearances, and late departmental requests for funds), the National Government's cash-flow deficit amounted to R15.9 billion in fiscal 2004-2005. A year earlier, the cash-flow deficit stood at R28.4 billion. However, the budget deficit for the 2004-2005 fiscal year was equal to 1.5% of GDP, lower than initially budgeted for mainly due to strong revenue collections. It is estimated that the budget deficit for the 2005-2006 fiscal year will be slightly higher at 3.1% of GDP.

Principal Sectors of the Economy

The following two tables set forth real gross value added (GVA) and the percentage increase in GVA for the periods indicated.

Real Gross Value Added By Sector
(at basic prices)

	2002	2003	2004	2005(1)	Contribution in 2005
	(millions of Rand)
Manufacturing	168,729	167,261	171,563	176,569	17.8%
Finance, insurance, real estate and business services	179,569	186,970	194,094	202,768	20.5%
General government(2)	132,570	133,851	135,502	137,370	13.9%
Wholesale and retail trade, catering and accommodation	127,870	136,479	145,392	152,079	15.3%
Transport, storage and communication	93,390	98,288	103,695	109,454	11.0%
Mining and quarrying	63,927	66,661	69,436	72,342	7.3%
Agriculture, forestry and fishing	28,292	26,604	26,926	28,739	2.9%
Electricity, gas and water	22,010	22,091	22,522	22,856	2.3%
Construction (contractors)	23,441	24,655	26,218	27,759	2.8%
Other producers & services	53,852	56,483	58,673	60,919	6.1%
Gross value added at basic prices	893,650	919,343	954,020	990,855	100.0%

Notes:—Figures may not total due to rounding.

(1)	Through the second quarter of 2005 at seasonally adjusted and annualized rates.

(2)	Included in the personal services sector.

Source: Statistics South Africa.

Real Gross Value Added By Sector
(year-on-year percentage change)

	2000	2001	2002	2003	2004	2005(1)
Manufacturing	8.1	3.2	2.8	(0.9)	1.2	2.9
Finance, insurance, real estate and business services	3.2	8.2	6.2	4.1	3.8	5.0
General government(2)	(0.9)	(0.9)	0.5	1.0	1.2	1.5
Wholesale and retail trade, catering and accommodation	8.1	1.9	2.3	6.7	6.5	6.4
Transport, storage and communication	8.3	5.9	9.0	5.2	5.5	6.3
Mining and quarrying	(1.1)	(0.1)	1.0	4.3	4.2	4.9
Agriculture, forestry and fishing	4.7	(3.3)	6.5	(6.0)	1.2	7.9
Electricity, gas and water	3.1	(3.7)	0.2	0.4	1.9	2.0
Construction (contractors)	5.6	4.9	5.8	5.2	6.3	6.7
Other producers & services	4.8	2.2	2.5	4.9	3.9	4.0
Gross value added at basic prices	4.4	2.9	3.6	2.9	3.8	4.5

(1)	The first two quarters of 2005 compared to the first two quarters of 2004.

(2)	Included in the personal services sector.

Source: South African Reserve Bank.

Finance, Insurance, Real Estate and Business Services

The finance, insurance, real estate and business services sector includes all monetary, financial and insurance institutions and retirement funds, as well as real estate, law, accounting, audit, data processing and other business services. Also included in this sector are renting and leasing of agricultural, mining, manufacturing, construction, office and other machinery and equipment.

The finance, insurance, real estate and business services sector recorded an increase of 5% in the first half of 2005. This increase was mainly driven by increase in the real output of banks and other financial intermediaries on the back of firm domestic demand and high levels of business and consumer confidence. Strong performance of the real estate industry has also been one of the largest contributors to the growth.

According to the Quarterly Employment Statistics (QES) surveys published by Statistics South Africa, which survey enterprises registered for income tax, the finance, insurance, real estate and business services sector employed 1,565,000 persons in the quarter ended December 2004 and 1,449,000 persons in the first quarter of 2005 (a 7.4% decrease from the prior quarter). However, the six-monthly Labour Force Survey (LFS) published by Statistics South Africa, which is compiled from a 30,000 household survey, shows just 934,000 persons employed in the sector as at the end of March 2005 (a figure 35.6% lower than the QES survey results for same period). The QES survey for the quarter ended June 2005 reports a 1.5% increase in employment in the sector, as compared to the prior quarter, with employment of 1,471,000 persons.

The sector is characterized by a highly concentrated structure, with four banks, ABSA Bank Ltd., The Standard Bank of South Africa Ltd., FirstRand Bank Ltd. and Nedbank Ltd., and three insurance companies, Sanlam Ltd., Old Mutual South Africa Ltd. and Liberty Life Ltd., dominating the financial services and insurance industry. See "Monetary and Financial System — Structure of the Banking Industry."

The finance, real estate, insurance and business services sector recorded increases in seasonally adjusted annualized real value added of 5.9% and 4.0% in the first and second quarters of 2005, respectively.

The stronger growth was primarily driven by buoyant demand in the real estate sector, especially in the lower and middle range of the property market, and further enhanced by improved financial market performance with higher trading volumes registered on the JSE. Banks benefited from stronger revenue flows generated in a low interest rate environment, with record vehicle sales and strong gains in property prices in 2004. Though still lively, output growth in the banking sector slowed from the second half of 2004 to the first half of 2005.

The Financial Sector Charter, in which the financial sector committed itself to addressing historical imbalances, was released in October 2003. For further information regarding this sector and the Financial Sector Charter, see "Republic of South Africa — Broad Based Black Economic Empowerment" and "Monetary and Financial System — Financial Sector Charter."

Manufacturing

Manufacturing is South Africa's second largest income-generating sector. The sector provides a wide range of consumer goods, notably foodstuffs, textiles and clothing, footwear, metal, chemicals and paper products. The volume of production of capital goods, such as mining machinery and transport equipment, has increased substantially in recent years.

The sector has enjoyed average growth in gross value added of 3.2% since 2000 and has shown a remarkable ability to weather external shocks and adapt to a more competitive environment. This is highlighted by the sustained growth in output and gross value added through 2004 and the first half of 2005, where gross value added increased by 2.6% in 2004 and an annualized 2.9% for the first half of 2005. This growth is driven by strong domestic demand, as well as increased export demand experienced by certain manufacturing sub-sectors, notably transport equipment, paper and packaging materials and furniture. However, other industries face significant import competition, namely consumer electronics, light manufacturing and the cut-and-trim industries.

The growth in the real value added by the manufacturing sector slowed down in the first half of 2005. Following a rate of increase of 5.5% in the second half of 2004, growth slowed to an annualized rate of 1.1% in the first half of 2005. Subdued output was particularly evident in the sub-sectors that manufacture textiles and clothing, basic iron and steel, and wood and wood products. By contrast, vehicle manufacturers performed well as the domestic and global demand for South African manufactured vehicles continued to remain strong.

The relatively slow growth in the real value added by the manufacturing sector during the first half of 2005 partly reflected levels of the exchange rate of the Rand at which some manufacturers apparently found it difficult to remain competitive, either against imports or in the export market. These difficulties were aggravated by a deceleration in real domestic expenditure growth.

The manufacturing sector has seen a surge in investment since 2002. Investment increased by 2.3% and 7.9% in 2003 and 2004 respectively, and by a further 6.6% during the first half of 2005. The increase in investment over the last two and a half years has been the driving force behind the growth in output as the sector increases capacity to satisfy strong domestic and export demand for transport equipment, paper and packaging, plastics and mining equipment.

It is an objective of the National Government to encourage the growth of small- and medium-sized manufacturing enterprises. The National Government's encouragement of the expansion of the manufacturing sector focuses on mid-stream and downstream processing activities in respect of the country's natural resources. In addition, the policy encourages exports, especially of manufactured products, and aims to improve the country's international competitiveness by removing anti-export bias and logistical constraints.

These policies have been reasonably successful, with manufacturing exports increasing over the last four years. Exports increased by 2.3% between 2000 and 2004, despite strengthening of the Rand beginning in 2002. Manufacturing accounts for a significant share of total exports; 51% in 2004. In 2004, the sub-sector share of manufacturing exports was dominated by basic metals and machinery (37.8%), petroleum, chemicals and plastics (19.1%) and transport equipment (18.0%).

According to the QES surveys, the manufacturing sector employed 1,178,000 persons at December 31, 2004 and 1,176,000 persons at March 31, 2005. However, the LFS for the six months ended March 2005 shows 1,370,000 persons employed in the manufacturing sector, which is 16.5% higher than the QES survey results for the same period. The QES survey for the quarter ended June 2005 reports a slight increase in employment of 0.2% as compared to the QES results for the prior quarter.

The following table sets forth the composition of manufacturing value added by sector for the periods indicated. More recent data is not currently available.

Composition of Manufacturing Value Added
(at basic prices)

	1999	2000	2001	2002	2003	% of 2003 total
	(millions of Rand)
Manufacturing	147,179	159,107	164,131	168,729	167,261	100.0%
Metals, metal products, machinery and equipment	29,116	30,313	30,875	34,777	35,408	21.2%
Petroleum products, chemicals, rubber and plastic	33,692	38,222	40,140	39,550	39,960	23.9%
Food, beverages and tobacco	23,206	24,614	25,582	26,094	23,945	14.3%
Furniture; other manufacturing(1)	13,742	14,743	15,348	15,092	15,267	9.1%
Wood and paper; publishing and printing	15,915	16,839	16,605	16,614	16,781	10.0%
Transport equipment	12,200	14,380	16,134	15,925	15,306	9.2%
Textiles, clothing and leather goods	7,551	7,793	7,503	8,108	8,116	4.9%
Other non-metal mineral products	4,869	4,900	4,989	5,470	5,276	3.2%
Electrical machinery and apparatus	4,845	5,204	5,133	5,079	5,105	3.1%
Radio, TV, instruments, watches and clocks	2,043	2,098	1,822	2,020	2,097	1.3%
GDP at market prices	885,365	922,148	947,373	981,102	1,008,649	—

Note:—Figures may not total due to rounding.

(1)	Includes estimates of the informal sector.

Source: Statistics South Africa.

Metals, Metal Products, Machinery and Equipment

The metallic products sector comprises a number of sub-sectors involving the working of metal, including structural metal products, engines and turbines, agricultural machinery, electrical industrial machinery and communications equipment. The manufacturing of machinery and transport equipment contributes significantly less to South Africa's manufacturing output than the global average for such contributions. The shortfall is made up by imports.

This sector, especially the heavy engineering industry, has benefited from the construction boom in South Africa over the past two years and is expected to continue to grow as the state-owned enterprise expansion plans, construction of the Gautrain rail link between Johannesburg and Pretoria and the improvement of facilities for the Soccer World Cup in 2010 get underway.

The metallic products sector contributed approximately 21.2% of the GDP of the manufacturing sector in 2003 and was the second largest contributor to the value-added of total manufacturing. This sector also accounted for approximately 19.3% of the manufacturing industry's total employment as of June 2004.

Growth in this sector amounted to 1.8% in 2003, supported by fiscal measures including, for example, the strategic investment incentive program, accelerated depreciation allowances, and the protection afforded by the Motor Industry Development Programme to the automotive sector.

Petroleum Products, Chemicals, Rubber and Plastic

The chemicals industry (including petroleum derivatives, coke, rubber products and plastic products) is the industrial sector with the largest capital investment, amounting to more than one third of the total fixed capital investment in the manufacturing sector. Sasol Ltd., the state-owned chemical and fuel manufacturing enterprise, has focused partly on the production of oil through the use of low-grade coal resources providing liquid fuel and raw material for a range of by-products, including fertilizers, waxes, explosives, paints and plastics. The development of a phosphate industry, using low-grade deposits, has made South Africa self-sufficient in this material in recent years. The country is also a substantial exporter of phosphoric acid, phosphate rock and phosphate fertilizer.

In 2003, this sector contributed 23.9% of the value added of the manufacturing sector and was the largest contributor to the value added of total manufacturing. As of June 2004, this sector accounted for 15.6% of total manufacturing sector employment.

Food, Beverages and Tobacco

The food sector includes processed foods, dairy products, oils, sugar and animal feeds. The beverages sector includes distilleries, wineries and the carbonated drinks industry. In 2003, the sector contributed approximately 14.3% of the value added of the manufacturing sector and, as of June 2004, accounted for approximately 13.1% of the sector's total employment.

The industries in this sub-sector face significant export opportunities in the fruit and horticulture industries, whilst the wine industry is diversifying its export markets by targeting the US, Chinese and Japanese markets. Aqua and marine culture are fledgling industries in South Africa with the potential to be a job creator in rural areas.

Furniture; Other Manufacturing

This sector includes the manufacture of furniture and fixtures made of metal, plastic or other materials, and the manufacture of minor goods. In 2003, this sector contributed approximately 9.1% of the manufacturing sector's GDP and, at June 2004, represented 7.5% of the manufacturing sector's total employment.

Wood and Paper; Publishing and Printing

In 2003, this sector contributed 10.0% of the value added by the manufacturing sector and, at June 2004, accounted for approximately 12.7% of total employment in the manufacturing sector. The major sub-sector of this industry is the manufacturing of pulp, paper and paperboard, which experienced strong growth during the 1980s and 1990s due principally to export growth and import replacement policies. See "The External Sector of the Economy — Foreign Trade — South Africa's Commitment to the WTO."

Transport Equipment

This sector includes the manufacture of, among other things, motor vehicles, ships and boats, railway locomotives and rolling stock, and transport equipment parts and accessories.

Special efforts have been made to increase the local content of motor vehicles assembled in South Africa and to encourage the export of locally manufactured motor vehicles and automotive components. As part of these efforts, the industry's regulatory framework was modified several years ago to improve its international competitiveness. Diesel engines, axles and gearboxes are produced locally for the commercial vehicle market. A number of plants using platinum metals in the manufacture of automotive catalytic converters for world markets have been established. In addition, South Africa is now the sole producer of all BMW 3 Series right-hand drive vehicles.

This sector has benefited from fiscal incentives such as the strategic investment incentive program, accelerated depreciation allowances, and the protection afforded by the Motor Industry Development Programme to the automotive sector.

In 2003, approximately 9.2% of manufacturing sector value added was generated in the transport equipment sector, which, at June 2004, accounted for 7.6% of total manufacturing sector employment.

Textiles, Clothing and Leather Goods

This sector comprises the manufacturing of clothing by cutting and sewing fabrics, leather, fur, plastic, rubber and other materials. As it is a labor-intensive industry requiring relatively low capital investment, this industry is particularly suited to South African economic circumstances and is seen as an important vehicle for creating employment. Textile production using wool, cotton and synthetic fibers, and the closely associated garment industry, have grown substantially over the years. In 2003, the textiles, clothing and leather goods sector contributed 4.9% to the value added generated by the manufacturing sector and, as of June 2004, employed approximately 14.7% of the manufacturing sector's total labor force.

Other Non-Metal Mineral Products

This sector comprises the manufacture of pottery, china and earthenware, glass, glassware products and other products such as clay, cement, concrete, gypsum and plaster.

The sector has benefited greatly from the construction boom, with cement producing firms announcing substantial investment in production capacity. The supply of building materials, particularly bricks and cement is strained due to limited capacity among key producers. Cement production capacity is 14.2 million tons per year and demand is expected to increase to 17 million tons per year by 2010. The three large cement manufacturers aim to spend a total of R4.4 billion on expansion to meet rising cement demand.

In 2003, approximately 3.2% of manufacturing value added and 5.0% of manufacturing employment was generated in this sector.

Electrical Machinery and Apparatus

This sector includes the manufacture of electric motors and generators, electricity distribution and control systems, insulated wire and cable, as well as lights and lighting equipment. This sector is poised to benefit from the electricity expansion projects in the medium term. This sector contributed approximately 3.1% of the manufacturing sector value added in 2003 and 2.6% of total manufacturing sector employment at June 2004.

Other Manufacturing Industries

This sector includes the manufacture of jewelry, musical instruments, sports equipment, watches, clocks and other goods not classifiable elsewhere. Jewelry manufacture is the largest sub-sector. The sector as a whole accounted for approximately 1.3% of the manufacturing sector's value added in 2003.

Personal Services

The personal services sector, formerly referred to as the community, social and personal services sector, includes general government services and other service providers. This sector contributed 17.9% to GDP in 2004. The nature of the services provided in this sector (for example, medical and educational) requires highly trained personnel. Generally, labor productivity has been at a low level, especially in fields such as public administration and defense, but it has been increasing as the National Government has improved the utilization of its resources in recent years. The real value added by the personal services sector increased by 2.2% in the first three quarters of 2005 compared to the same period in 2004.

According to QES surveys, the personal services sector showed a 0.6% increase in employment between the quarters ended December 2004 and March 2005 (from 1,782,000 persons to 1,793,000 persons). However, according to the LFS for the six months ended March 2005, the number of people employed in the personal services sector was 1,965,000, which is a 9.6% increase on the QES results. For the quarter ended June 2005, the employment rate for the sector, as reported by the QES survey, had increased by a further 0.6% to 1,804,000 persons.

Wholesale and Retail Trade, Catering and Accommodation

This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services. Growth in the real value added by this sector comfortably exceeded overall economic growth between 2003 and 2005, increasing by 6.7% in 2003, 6.5% in 2004 and 6.4% in the first half of 2005.

According to QES surveys, the wholesale and retail trade and catering and accommodation sector employed 1,388,000 persons in the quarter ended December 2004 and 1,347,000 persons in the quarter ended March 2005. However, according to the LFS for the six months ended March 2005, the number of people employed in the sector was 1,465,000, which is 8.8% higher than the QES results. For the quarter ended June 2005, employment in the wholesale and retail trade, catering and accommodation sector, as reported by the QES survey, was 1,376,000 persons.

Wholesale and Retail Trade

This sector contributed 15.2% of gross value added in 2004 and 19.4% of formal sector employment as of June 2005, employing approximately 1.4 million workers. The trade sector is a significant earner of foreign exchange.

The wholesale and retail trade sub-sectors are highly concentrated, with a few large market participants dominating. The traditional role of wholesalers has been undermined by the emergence of large chain stores and retailers with significant financial power and purchasing strength. Competition is vigorous among the major chain stores operating these outlets and this has led to rationalization and reduced costs throughout the distribution chain. In addition, local retailers in the lower to middle market, particularly in the food sector, have experienced increased competition from foreign retail groups. Following recent interest rate cuts, this sector has benefited from a surge in retail spending, as well as from the growth in consumer disposable income.

Catering and Accommodation Services

The catering and accommodation sub-sector of the South African economy grew significantly during 1995-2003 reflecting the increase in tourism to South Africa over the period. Total domestic direct spending during 2003 was R47 billion and total foreign direct spending was R53.9 billion. An international marketing campaign was launched by the National Government in November 1999, following a partnership forged between the private and public sectors to pool resources to invigorate South Africa's tourism promotion in the new millennium. The second phase of the National Government's marketing campaign was launched in November 2000, with approximately R400 million spent through mid-2002 on promoting tourism in South Africa. Because of its labor-intensive nature, tourism employs a relatively high number of people and is therefore an area in which sustained employment and growth are anticipated.

South Africa experienced a major tourism boom in 2002, highlighting the benefits of the targeted focus of the National Government's tourism growth strategy. Rising tourist numbers continue to underpin growth in the tertiary sector, although the strength of the Rand has moderated revenue growth. In the first half of 2003, the number of tourists to South Africa increased by 4.8% from all regions despite the decline in worldwide tourism in the wake of the war in Iraq, the outbreak of SARS in East Asia and weakened global economic conditions. Cumulative tourist arrivals for the first eight months of 2004 increased by 0.3%, indicating that approximately 12,000 more tourists visited South Africa during this period than during the same period in 2003.

However, the number of foreign tourists visiting South Africa grew by only 1% in the first nine months of 2004, which is well below the 12% growth of tourist arrivals globally. Rand strength probably contributed to the fall in South Africa's attractiveness as an international tourist destination, from a ranking of 28th in terms of tourist arrivals in 2002 to 30th at the beginning of 2005.

According to the World Travel and Tourism Council, tourism employed 512,000 people in South Africa during 2003. It is projected that by 2010, tourism will employ more than 1.2 million South Africans.

Transport, Storage and Communications

The transport, storage and communication sector's gross value added growth was 6.3% in the first half of 2005. Firm growth in the cellular telephone industry contributed extensively to overall sector growth, as did growth in the transport sector, which was strengthened by an increase in imports. Overall real growth in the transport, storage and communication services sector slowed down to an annualized rate of 6.0% in the first half of 2005, compared with a rate of 6.5% in the second half of 2004.

According to QES surveys, the transport, storage and communication sector employed 313,000 persons in the quarter ended December 2004 and 312,000 persons in the quarter ended March 2005 (a 0.3% decrease). According to the LFS for the six months ended March 2005, however, the number of people employed in the sector was 416,000. For the quarter ended June 2005, employment in the sector, as reported by the QES survey, was 320,000 persons (a 2.6% increase on the QES figures for the prior period).

Transport and Storage

South Africa's modern and extensive transport system plays an important role in the national economy and in the economy of southern Africa. Transnet controls all South African railway networks and harbors. Transnet consists of nine main business divisions, and a number of subsidiaries and related businesses including: a railway and logistics division (Spoornet); freight, road and transport divisions; port infrastructure and a marine related services division (National Ports Authority); port terminal and cargo operations (South African Port Operations); South African Airways (SAA); pipelines for the conveyance of petroleum products (Petronet); a telecommunications service (Transtel); an engineering unit (Transwerk); a commuter rail service (Metrorail); and a large property portfolio (Propnet).

Transnet's multi-modal transportation operations, its total number of employees (approximately 100,592 in 2004) its fixed assets (approximately R72 billion in 2004) and its turnover (R43.6 billion in 2004) make the company one of the country's largest businesses. A number of countries in southern Africa use the South African transport infrastructure to ship their imports and exports. Transport in South Africa is coordinated by the Department of Transport, which determines policy and sets guidelines for the industry. Intercity passenger transport by air, road and rail is primarily provided by private companies and Transnet.

The South African National Roads Agency is responsible for planning, designing and constructing national roads. It is also charged with raising the finance required to develop and manage the road network, an asset estimated to be worth R40 billion. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads. There is a national road network of 9,600 kilometers, with plans to extend this to 20,000 kilometers. South Africa has the longest road network of any country in Africa.

The road transport industry dominates the freight transport market, mainly due to its flexibility. Approximately 80% of all freight transport, 75% of all commuter transport and 95% of all other passenger travel in South Africa takes place by road. The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products. The South African Rail Commuter Corporation, Metrorail and the taxi industry provide commuter transport. There are close to 127,000 minibus-taxis in South Africa, which provide nearly 68% of the 2.5 billion annual passenger trips in urban areas and a high percentage of rural and intercity transport. The Taxi Recapitalization Programme (TRP), a coordinated National Government and taxi industry initiative, aims to replace the current ageing fleet of minibus-taxis. The TRP rollout strategy comprises:

•	Introduction of safety requirements for the new taxi vehicles;

•	Scrapping of existing vehicles;

•	Effective regulation of the taxi industry;

•	Effective law enforcement in respect of public transport; and

•	Empowerment of the taxi industry.

The national and local railway network consists of approximately 32,000 kilometers of track and is divided into 10 geographical areas under the control of Spoornet. In recent years, it has become increasingly economical to use electrical energy for traction, and electric locomotives now haul most rail traffic.

The Department of Transport has embarked on a comprehensive program to improve rail safety and revive rail transport as a viable public transport alternative. In the last 10 years, approximately R1 billion has been invested to refurbish and remodel 150 of the main commuter stations and to build seven new stations. A further R550 million has been invested in the repair and replacement of signaling and power infrastructure, and R1 billion was spent in improving the existing fleet of engines and rebuilding trains. The rebuilding program receives about R400 million a year from the National Budget. The National Government has also funded the R20 billion Gautrain rail link between Johannesburg and Pretoria. With an estimated completion time of 60 months, construction is due to commence in 2006.

SAA provides an extensive network of air services to all major centers in South Africa, as well as between Johannesburg and most neighboring countries. SAA also provides regular services between South Africa and Australia, Europe, the Far East, the Middle East, South America and the United States. Deregulation implemented since 1990 has resulted in the emergence of competition both domestically and on international routes. There has been an increase in the number of airline operators within South Africa and a substantial increase in the number of foreign air carriers providing services pursuant to bilateral agreements. There are now 20 scheduled domestic airlines licensed to provide air services within South Africa.

The airport infrastructure in South Africa consists primarily of 9 international airports, which collectively accommodate approximately 10 million departing passengers per year. Most of the airports are owned and operated on a commercial basis by the Airports Company of South Africa Ltd. (ACSA). Previously the sole shareholder of ACSA, the South African Government sold 20% of its equity stake to Aeroporti di Roma (ADR) for R819 million. Subsequently, ADR sold its 20% equity stake to the Public Investment Corporation Ltd. (PIC), a body charged with the administration of the state's pension fund, for R1.67 billion. A regulating committee has been established to, among other things, monitor service, ensure that the monopolistic position of the ACSA is not misused and protect users against excessive price levels. The Kruger Mpumalanga International Airport, which opened in October 2002, is the most recent addition to the country's airport infrastructure.

Approximately 98% of the country's exports are conveyed by sea. During the 2002-2003 fiscal year, the most recent period for which this information is available, approximately 14,236 vessels with an aggregate tonnage in excess of 266 million gross tons called at South African ports. The cargo handled by all South African ports totaled 57 million tons (excluding containers) and 2.5 million 20-foot equivalent units.

The privately owned South African Marine Corporation and Unicorn are the country's largest shipping lines. Their fleets of container, general cargo and bulk cargo vessels provide regular services between

South African ports and the major ports of the world. The National Ports Authority of South Africa was established in 2001 as a result of the restructuring of Transnet's former subsidiary, Portnet. Portnet's operations are now carried out by two distinct entities — the National Ports Authority of South Africa and South African Port Operations. The National Ports Authority owns all eight of South Africa's commercial ports and is responsible for managing all aspects of port infrastructure, development and maritime activities, while South African Port Operations operates the cargo terminals at the ports.

In contrast to the communications sub-sector, growth in the real value added by the land transport sub-sector lost momentum, plagued by industrial action at some freight companies, in the first half of 2005. The real value added by air transport remained broadly unchanged from the second half of 2004 to the first half of 2005.

Communications

The communications sub-sector consists of postal services and telecommunications services. The South African Post Office Ltd. (SAPO) is responsible for postal services, and Telkom SA Ltd. (Telkom) provides telecommunications services.

SAPO is wholly owned by the National Government, but has its own management structure and board of directors and prepares its own budget.

In the 2001-2002 fiscal year, the National Government re-introduced the subsidy program for the Post Office, which had been inactive since March 2001, with an initial allocation of R600 million. A further R300 million per year has also been allocated for the 2004-2007 term.

The Post Office handles more than six million postal items every working day. There are approximately 2,760 postal outlets and 30 mail processing centers in South Africa providing a full range of domestic and international postal services.

Telkom, the privatized telecommunications company, is one of the largest organizations in Africa. As of September 2004, Telkom had approximately 4.9 million fixed-line customers, 10 million mobile customers in South Africa, 2.1 million mobile customers in the rest of Africa, 175,000 internet customers, assets in excess of R53 billion and annual revenues of R40.8 billion. As of March 2004, Telkom had 32,358 employees. In fiscal year 2003-2004, approximately R3.9 billion was spent on fixed line capital expenditure. By 2003, there were 40.8 telephones (either fixed lines or cellular) per 100 households in South Africa.

In 1997, the National Government sold a 30% share of Telkom to Thintana Communications LLC, a holding company owned by SBC Communications and Malaysia Telecom. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to BBBEE groups, the National Empowerment Fund and Telkom employees and in March 2003, an initial public offering of Telkom shares was completed. By November 2004, Thintana had sold approximately half of its holdings to the market and the rest to the PIC, in anticipation of the PIC facilitating a BBBEE transaction. By May 2005, a portion of this shareholding had been on-sold to a BBBEE consortium, and the PIC is currently negotiating the sale of the remaining approximately 3.37% of the Thintana stake to another BBBEE consortium. See "Public Finance—Public Enterprises."

The Telecommunications Amendment Act of 2001 was introduced to amend the Telecommunications Act of 1996 and to make provision for the introduction of a second operator providing telecommunications network services in South Africa (SNO), thereby breaking the monopoly held by Telkom.

Since then, there have been negotiations concerning the formation of the SNO, its acquisition of telecommunications capacity within South Africa and its entry into the South African telecommunications industry. The SNO was finally incorporated in 2004 and its shareholders comprise (i) SepCo (Pty) Ltd. (the subsidiary of Tata Africa Holdings (SA) (Proprietary) Ltd.), Videsh Sanchar Nigam Ltd., Two Telecom Consortium (Pty) Ltd) and CommuniTel Telecommunications (Pty) Ltd), with a holding of 51% of the issued share capital of the SNO; (ii) SoeCo (Pty) Ltd (the joint subsidiary of Eskom Enterprises (Pty) Ltd and Transnet), with a holding of 30% of the issued share capital of the SNO, and; (iii) Nexus Connexion (Pty) Ltd (the wholly owned subsidiary of a trust comprising of a broad base of empowerment persons), with a holding of 19% of the issued share capital of the SNO. A shareholders agreement was concluded between all of the aforesaid parties on August 15, 2005.

Telkom provides international direct dial telephone service to approximately 230 international destinations. Direct circuit relationships have been established with approximately 70 administrations worldwide. Automatic services to all international destinations are available to subscribers. Telkom currently connects via satellite, undersea cable and terrestrial circuits to other countries. A satellite earth station for operation in the Intelsat global system has been established at Hartebeeshoek, near Pretoria.

South Africa's cellular phone network is currently shared by three licensees: Vodacom (Pty) Ltd., Mobile Telephone Network Ltd. (MTN) and Cell-C (Pty) Ltd. Telkom is a 50% shareholder of Vodacom. Cellular telephony is among the fastest growing sub-sectors of the South African economy. The Telecommunications Amendment Act of 1997 enabled various telecommunication facilities, including interconnection and roaming, and required two telecommunications providers to share and make available facilities and utilities for one another. Cellular licenses were initially awarded to Vodacom and MTN. In 2001, a third cellular license was awarded to Cell-C, which is owned by Saudi Oger and Verizon Communications. Initiatives came into effect on February 1, 2005 which provide that mobile operators are no longer required to use Telkom's fixed line service infrastructure. This could result in an increase in investment spending as network operators can build their own infrastructure.

The firm growth in the cellular telephone industry contributed extensively to overall sector growth. The contribution of cellular phones to the value added by the transport, storage and communication sector increased from 19.5% in 2003 to 22.0% in 2004. The further expansion of the cellular phone industry was a result of both upgrades of contracts of existing customers as well as new entrants acquiring cellular phones for the first time.

Mining and Quarrying

South Africa's mineral wealth is found in diverse geological formations, some of which are unique and very extensive by world standards. In terms of mining production, the most important of these formations is the Witwatersrand Basin in Gauteng, which yields approximately 98% of South Africa's gold output as well as much of its uranium, silver, pyrite and osmiridium. The Transvaal Supergroup, also in Gauteng Province, contains large deposits of manganese and iron ore and the Bushveld Complex of the Gauteng, Mpumalanga and North West provinces holds a large percentage of the world's reserves of a number of important minerals, including platinum-group metals (PGMs), chromium, vanadium, nickel, copper, fluorspar and andalusite.

South Africa holds approximately 72.4% of the world's chrome ore reserves and 87.7% of the world's platinum-group metals reserves. South Africa's reserves of platinum, chromite and gold constitute an important global mineral source. The deposits of manganese ore in the Northern Cape are the largest proven reserve bases in the world, totaling approximately 4 billion tons. South Africa also has substantial reserves of other important industrial metals and minerals, including alumino-silicates, antimony, coal, fluorspar, lead, nickel, phosphates, titanium, uranium, vanadium, vermiculite, zinc and zirconium.

As a result of its large reserve base, South Africa is a large-scale mineral producer and to a large degree, self-sufficient with respect to the supply of minerals. However, some minerals and mineral products need to be imported. The country is the leading world supplier, and contributes in excess of 30% of the world's total, of chrome ore, manganese, ferrochrome, platinum-group metals, titanium, vanadium, vermiculite and zirconium. South Africa is also the foremost world producer of gold.

The following table sets forth the South African share of world mineral production and reserve base for 2004.

Production and Reserves

	Production (2004)		South African Reserve Bank Holdings (2004)
Commodity	%	World Rank	%	World Rank
Gold(1)	13.8	1	40.1	1
Platinum-group metals(1)	57.8	1	87.7	1
Silver(1)	0.4	20	n/a	n/a
Diamonds(2)	9.1	5	n/a	n/a
Alumino-silicates(3)	38.0	2	37.4	1
Antimony(1)	3.2	3	6.4	4
Chrome ore/chromium(3)	44.5	1	72.4	1
Coal(4)	5.2	5	6.0	6
Copper(1)	0.8	15	1.4	14
Ferrochromium(10)	46.0	1	n/a	n/a
Ferromanganese(10)	7.2	3	n/a	n/a
Ferrosilicon(10)	4.4	5	n/a	n/a
Fluorspar(5)	5.0	3	16.7	2
Iron ore/iron(1)	3.3	7	0.9	9
Lead(1)	1.3	12	2.0	7
Manganese ore(1)	14.8	1	80.0	1
Nickel(1)	3.1	8	8.4	5
Phosphate rock(6)	1.9	9	5.0	4
Silicon metal(10)	4.9	7	n/a	n/a
Titanium minerals(7)	n/a	n/a	29.8	2
Uranium(1)	2.1	10	9.6	4
Vanadium(1) (8) (9)	48.0	1	27.0	2
Vermiculite	41.0	1	40.0	2
Zinc(1)	0.4	22	3.3	8
Zirconium minerals	n/a	n/a	19.4	2

Notes:— n/a = not available.

(1)	Contained metal.

(2)	Gem and industrial.

(3)	Ore, in situ.

(4)	Bituminous and anthracite. Reserve base figures include bituminous and anthracite-proven recoverable reserves.

(5)	Contained CaF2.

(6)	Contained concentrate (38% P2O5).

(7)	Contained V2O5.

(8)	Reserves to depth of 50 meters.

(9)	Refers to the ZrO2 content.

(10)	Reserve base figures are not available for these commodities as they are alloys produced only in smelters.

Source: South African Department of Minerals and Energy.

South Africa's mineral industry is export-orientated. Vanadium contributes 79% of world exports, antimony 26%, alumino-silicates 38%, ferrochromium 57%, chrome ore 57%, and manganese ore and ferromanganese 22% and 24% respectively. South Africa is the world's largest exporter of these commodities, as well as of gold, zirconium and vermiculite. Other important export commodities include coal and titanium minerals. Mineral export sales accounted for approximately 28.7% of total export revenues in 2004, with the vast majority of all mineral production exported to Europe. Total South African mineral sales amounted to R125.2 billion in 2004. In 2004, real mining contributed R87.1 billion (US$13.5 billion) or 7.1% to South Africa's GDP.

The real value added by the mining sector increased at roughly the same pace of about 4.5% in 2003 and 2004. Growth peaked in the second half of 2004 when it accelerated to 5.0%, from an annualized rate of 3.0% in the first half of the year. In 2003 and 2004, the performance of the mining sector was largely sustained by increased diamond, coal and platinum-mining operations. However, the individual contribution of these sectors started to diverge from the second half of 2004 with platinum mining continuing to expand healthily but diamond and coal mining falling behind. Real value added by the mining sector expanded in the first half of 2005. The increase in real output originating in the mining sector in the first half of 2005 was concentrated in increases in platinum and "other mining" production.

However, the gold sector has been declining due to the challenges of aging infrastructure in deep mines, a unique phenomenon for South African mines. The industry faces challenges of commodity price cycles and is also affected by the currency fluctuations. The Department of Minerals and Energy, in collaboration with its partners, labor and business, is evolving a strategy to manage the decline and the impact on workers. South Africa still produces 14% of the world's gold, and has 41% of the world's known reserves. Solutions and new ways to mine the remaining gold will be investigated.

Another factor is that certain specialized grades and products are not produced in South Africa. South Africa's total primary mineral sales decreased by 12.6% to R117.7 billion in 2003. Total processed mineral sales increased by 10% from R30.9 billion in 2002 to R27.8 billion in 2003. The combined total for primary and processed mineral sales is estimated to have decreased by 12.2% from R165.7 billion in 2002 to R145.5 billion in 2003.

The following table sets forth the gold production and Reserve Bank holdings for the periods indicated.

Gold Production and Reserve Bank Holdings

	Production		South African Reserve Bank Holdings(1)
Year	Tons	Value (R million)	Tons		Value (R million)
2000	430.8	25,272.0	183.5	(2)	10,982.0
2001	394.8	29,012.0	177.9		17,302.0
2002	398.5	41,386.0	173.6		14,990.0
2003	372.3	33,053.0	123.6		9,799.0
2004	337.3	29,330.0	123.9		8,887.0

Notes:—

(1)	Gold holdings at year-end.

(2)	Excluding syndicate gold facility.

Source: South African Reserve Bank and South African Department of Minerals and Energy

South Africa is currently the world's fifth largest producer of natural diamonds, measured in carats, after Australia, Botswana, Russia and the Democratic Republic of Congo. A high percentage of the country's production is of gem and near-gem quality. De Beers is the primary producer of rough diamonds in South Africa.

The following table sets forth South Africa's diamond production for the periods indicated.

Diamond Production (by Origin)

Year	Kimberlite	Alluvial	Marine	Total
	(carats)
2000	9,714,000	1,003,000	73,000	10,790,000
2001	10,099,000	1,013,000	51,000	11,163,000
2002	9,848,000	978,000	75,000	10,901,000
2003	11,300,000	1,230,000	116,000	12,646,000
2004	13,001,300	1,343,600	105,100	14,450,000

Source: South African Department of Minerals and Energy.

According to QES surveys, the mining and quarrying sector employed 456,000 persons as of the quarter ended December 2004 and 449,000 persons as of the first quarter of 2005, reflecting a 1.9% decrease.

According to the LFS for the six months ended March 2005, the number of persons employed in the mining and quarrying sector was 414,000. For the quarter ended June 2005, the number of persons employed in the sector, according to the QES survey, was 450,000.

Agriculture, Forestry and Fishing

Agriculture

Agriculture (including forestry and fishing) production expanded by 7.9% in the first half of 2005 compared to the first half of 2004 primarily due to growth in field crops, horticultural and animal products sectors. A bumper maize crop was realized in the 2004-2005 season.

The following table sets forth the contribution of agriculture to GDP for the periods indicated.

Contribution of Agriculture to GDP

Year	Gross value added (R million)	Percentage of GDP
2000	27,451	3.0%
2001	26,558	2.8%
2002	28,292	2.9%
2003	26,604	2.6%
2004	26,926	2.6%

Source: Statistics South Africa

Agriculture's share in the economy has traditionally trailed those of mining and quarrying, manufacturing and the services sectors. Although agriculture had contributed about 14% to GDP prior to 1960, its share in GDP decreased to an average of 2.3% between 1995 and 2003, but improved to 2.6% in 2004. Agricultural exports, including sugar, fruit, nuts and wine, generated R22,074 million in revenue in 2004, which translates to approximately 6.0% of total exports.

Approximately 13.5% of South Africa's land surface is made up of arable land, with approximately 12.9 million hectares (31.9 million acres) under agricultural cultivation. By world standards, South Africa's arable resources are poor. Rainfall is unreliable and the country as a whole is subject to severe periodic droughts. Production under irrigation takes place on approximately 1.3 million hectares (3.2 million acres), and approximately 9.9 million hectares (24.5 million acres) are used for dry land crop production. Planted pastures extend over an area of approximately 2 million hectares (4.9 million acres). The country can be subdivided into a number of farming regions according to climate, natural vegetation, type of soil and type of farming practiced. Agricultural activities in these regions range from intensive crop production and mixed farming in winter rainfall and high summer rainfall areas to cattle farming in the bushveld and sheep farming in the more arid regions.

Historically, the agricultural sector has been characterized by a dualistic structure, with modern large-scale commercial farms existing side-by-side with small-scale subsistence farmers. It is estimated that there are approximately 45,818 active commercial farming units and nearly 46,027 commercial farmers in South Africa. In February 2002, it was estimated that the commercial agricultural industry employed approximately 940,815 people. Nearly three million people have access to rural land and many derive some income from subsistence farming.

In the commercial agriculture sector, the adoption and application of modern technology and improved farm management have more than doubled agricultural production since 1960. South Africa is self-sufficient in virtually all major agricultural products and has always been a net exporter of agricultural products. However, largely due to erratic weather conditions, the growth in agricultural production over the last decade has tended to be lower than the population growth over the same period.

The agricultural sector grew moderately in 2004 after two years of declining output. Real value added increased by 1.2% compared with a 6.0% decline in 2003, largely due to a better than expected harvest of field crops. This growth has continued and increased at a solid pace during the first half of 2005. Growth in real agricultural output increased from an annualized rate of 4.0% in the first quarter of 2005 to 10.0% in the second quarter. Agricultural production benefited from a bumper maize crop of more than 12 million tons, which was predominantly harvested in the second quarter. In addition, horticultural and livestock production held up fairly well from the first quarter of 2005 to the second quarter of 2005.

While farm cost expenditure has increased over time, higher product prices and increased production of certain crops caused net farm incomes to decrease in 2003-2004 by 17.4%. The real gross income of farmers in 2004 amounted to approximately R47 billion compared to R46 billion in 2003.

The National Government's strategic plan for agriculture consists of three core strategies: maintaining and increasing commercial production in a sustainable manner, building international competitiveness and addressing the historical legacies that resulted in unequal access and representation.

Historically, Black areas have not shared proportionally in the growth of income in the agricultural sector during the last decade and, accordingly, land reform, rural development and agriculture support programs are at the center of the National Government's strategy to realize the considerable agricultural potential of these areas. Such development is a priority of the National Government, which focuses on facilitating, together with other principal stakeholders, the transfer of resources (land and related support services) to historically disadvantaged South Africans. See "Republic of South Africa — Land Reform."

The National Government recognizes that new farmers should be given the necessary farming and managerial skills to assist them in the development of commercially viable farms in order to ensure long-term self-sufficiency. To this end, R3.7 million has been used in training and capacity building for newly settled farmers. Approximately 3,270 farmers have been trained in agricultural production, farm management, financial management and marketing. This program will be further strengthened to ensure more sustainable small farms. The newly launched agricultural credit scheme will assist in supporting emerging farmers.

The Ministry of Agriculture, through its agent, the Land Bank, a statutory body with a mandate to support the development of the agricultural sectors, assisted 113,902 "resource-poor" individuals through micro loans amounting to R771 million between 2001 and 2004. In addition, R578 million was spent on agricultural development projects benefiting 7,161 individuals.

Other initiatives to help historically disadvantaged South Africans enter the agriculture sector include the Land Bank's low-interest loans for historically disadvantaged, first-time buyers of agricultural land and the establishment of a Business and Entrepreneurial Development department in the Ministry of Agriculture which aims to encourage equitable participation to promote BBBEE and to enhance competitiveness and participation in agri-businesses.

Forestry

There are approximately 530,000 hectares of indigenous or natural forests in the country which occur mainly along the southern and eastern escarpment, the coastal belt and in sheltered kloofs or ravines. There has been an increase in use of natural forests as sources of medicine, building material, fuelwood and food. It is estimated that around 80% of South Africa's population still use medicinal plants, most of which are sourced from natural forests.

The low natural forest cover led to the development of the commercial forest sector in South Africa over the last 100 years. South Africa has developed one of the largest planted forests in the world. Production from these plantations was valued at almost R4.1 billion in 2003. Together with processed products, the total industry turnover was about R14.6 billion in 2003, including R8.4 billion worth of wood-pulp.

For the first time, South Africa now has a detailed inventory of all its natural forests, which will be used to accurately monitor changes in forest areas. The Department of Water Affairs and Forestry also completed a forest type classification for natural forests, which are represented by 24 broad forest types. The natural forests protected areas system, which was completed for all forests in 2004, will guide the setting aside and re-demarcation of natural forests into protected areas.

The forestry industry is promoting rural development and economic empowerment through a small-grower forestation program. By mid-2004, there were more than 24,000 small emerging timber growers,

belonging to formal schemes and a further 5,000 to 10,000 independent growers. The schemes run under the auspices of SAPPI Forests (Project Grow), Mondi Forests (Khulanathi) and the Wattle Growers' Association. Combined, these growers, most of whom were women, cultivated 48,000 hectares of plantations.

Fishing

South Africa is Africa's largest fishing nation. Fishing occurs off a coastline of over 3,000 kilometers on the Indian and Atlantic Oceans. South Africa's commercial fishing industry, which includes fish, mollusks, seaweed and shellfish, is valued at more than R1.7 billion annually and directly employs about 29,000 people. An additional 60,000 people are employed in related sectors that are exclusively or partly dependent on the fishing industry as a market for the supply of stores, equipment and services. Recreational fishing attracts some 600,000 enthusiasts, employs over 131,000 people and generates more than R1.3 billion in revenue each year.

Exports in the fishing industry have shown consistently strong growth over the past few years and it is estimated that approximately 35% of the annual fish catch is exported, mainly to Europe, the Far East and North America.

The primary objective of the National Government's fisheries policy, as outlined in the Marine Living Resources Act of 1998, is the improvement of impoverished coastal communities through increased access to, and sustainable development of, marine resources.

Electricity, Gas and Water

Higher growth in the real value added by the electricity, gas and water sector in 2004 resulted mainly from growth in the electricity sub-sector, essentially due to higher volumes of exports, as well as an increase in production activities and a number of electricity-intensive production units responding to favorable commodity prices. Real output of the electricity, gas and water sector continued to increase in the first half of 2005, albeit at a slower pace than in the second half of 2004. This slowdown was consistent with the mild temperatures experienced in the early part of the winter and the slowdown in the pace of activity growth in the economy especially in the manufacturing sector.

According to QES surveys, the electricity, gas and water sector employed 42,000 persons in the quarter ended December 31, 2004, which figure increased 4.5% to 44,000 persons in the quarter ended March 2005 and remained constant for the quarter ended June 2005. However, according to the LFS for the six months ended March 2005, the number of persons employed in the sector was much higher than the QES reports at 121,000.

Electricity

South Africa generates two-thirds of Africa's electricity. Almost 90% of South Africa's electricity is generated in coal-fired power stations. Koeberg, a large nuclear station near Cape Town, provides about 5% of capacity. A further 5% is provided by hydro-electric and pumped storage schemes. In South Africa there are few, if any, new economic hydro sites that could be developed to deliver significant amounts of power. Generation is currently dominated by Eskom, the national wholly State-owned utility, which also owns and operates the national electricity grid. Eskom currently supplies about 95% of South Africa's electricity and is one of the four cheapest electricity producers in the world.

Pursuant to the Electrification Programme some 3.5 million homes have been electrified since 2003, which translates into over 435,000 homes per year.

Eskom was converted into a public company on July 1, 2002. It is financed by net financial market liabilities and assets as well as reserves. In global terms, the utility is among the top 11 in generating capacity, among the top nine in terms of sales, and has one of the world's biggest dry-cooled power stations, Matimba Power Station. In 2004, Eskom announced major plans to expand its generation and transmission capacity to ensure supply for the future. The first step is the reintroduction of three power stations currently not in use. These are Camden in Ermelo, Grootvlei in Balfour, and Komati, between Middelburg and Bethal. Together, these power stations have a combined nominal capacity of 3,800 MW. The first unit of Camden is expected to be returned to service in March 2006, followed by Grootvlei and Komati in the next few years.

In 2005, the Department of Public Enterprises gave decisive impetus to the Pebble-Bed Modular Reactor (PBMR) Project. The PBMR Project is now factored into the Department of Public Enterprises' future energy planning and intention-to-purchase agreement between Eskom and the PBMR has been negotiated.

Eskom and the electricity departments of local authorities are subject to regulation by the National Electricity Regulatory Authority, an independent regulatory authority established in 1995. The electricity industry is currently undergoing transformation in the fields of electricity supply, distribution and regulation. See also "Public Finance – Public Enterprises – Eskom."

Gas

Natural gas is an energy source of secondary importance in South Africa and is derived primarily from coal. The market in Johannesburg and Pretoria is supplied by Sasol Ltd. and in Cape Town and Port Elizabeth by smaller liquid petroleum gas distribution industries. Annual gas sales in South Africa total approximately 2.4 billion cubic meters per year, evidencing a large increase of gas consumption by commerce and industry since the 1970s. South Africa currently has one natural gas production facility, which is used for the production of liquid fuels and which has reserves of approximately 20 billion cubic meters. Further sources of natural gas are potentially available to South Africa from neighboring countries, with combined reserves estimated at 135,310 billion cubic meters.

The Petroleum Agency of South Africa, which is responsible for the promotion of gas and oil exploration, has been successful in encouraging international companies to evaluate the country's oil and gas opportunities. Nine exploration subleases are active, involving 11 international companies.

The Gas Act of 2001 aims to:

•	Promote the orderly development of the piped-gas industry;

•	Establish a national regulatory framework; and

•	Establish the National Gas Regulator as the custodian and enforcer of the national regulatory framework.

Water

South Africa has approximately 450 large dams and a range of projects for surface and underground water extraction and storage. Important projects include two storage dams with hydroelectric power stations on the Orange River, which have a network of canals and tunnels to convey water to other areas; the Tugela-Vaal project on the Tugela River in KwaZulu-Natal, which diverts water to Gauteng and other users along the Vaal River; the Riviersonderend-Berg River scheme in the Western Cape, and; the Lesotho Highlands Water Project, which provides water to the Vaal River system. During 2004, the Department of Water Affairs announced preliminary plans to build 20 major dams over the next 20 years. In the past several years there have been a number of improvements in the management of water resources, including the implementation of the National Water Act of 1998.

By February 2005:

•	Basic water infrastructure had been supplied to approximately 14 million people;

•	31.4 million South Africans (67%) had access to free basic water;

•	Access to basic water supply improved from 59% in 1994 to 81%; and

•	Basic sanitation infrastructure had been provided to over 1.8 million households.

The National Government is on target to provide appropriate water infrastructure and sanitation to all South Africans by 2008 and 2010 respectively. These projects will contribute to broad water infrastructure development and also will have strategic importance as they support the water needs of mining and other industries, irrigation and households.

Construction

Following an increase of 6.3% in 2004, growth in real value added by the construction sector rose to 6.7% in the first half of 2005. This was due to growth in new construction activity, which benefited from lower interest rates. It is expected that, in the medium term, construction activity will be boosted by significant investment in infrastructure by the National Government and public corporations. These investments include the extensions to the Johannesburg and Cape Town airports and to the ports of Durban and Richards Bay, as well as investment in dams and roads in the less developed provinces.

According to QES surveys, the construction industry employed 373,000 persons as of the quarter ended December 31, 2004 and 375,000 persons as of the quarter ended March 2005. For the quarter ended June 30, 2005, the number of persons employed in construction increased 12.3% to 421,000. However, according to the LFS for the six months ended March 2005, the number of persons employed in the construction sector was significantly higher at 474,000.

Building Construction

Building construction primarily comprises the activities of general contractors engaged in the building, alteration, repair or demolition of buildings. Subcontractors appointed to perform work such as painting, plumbing, electrical installation, bricklaying and other related work are also included in this sector. Although its contribution to GDP is relatively low, this sector is labor-intensive and utilizes mainly semi-skilled or unskilled labor.

In 2004, the gross fixed capital formation in residential and non-residential buildings comprised 21% of total gross fixed capital formation. Major supplies of inputs to this sector are non-metallic mineral products, electrical machinery and basic iron and steel. Enterprises operating in this sector vary from large building contractors to many smaller contractors and subcontractors.

The construction industry is characterized by a high degree of economic concentration. The National Government has implemented a housing subsidy policy, tender procedures and contract procurement policies that are directed toward facilitating the growth of the emerging construction sector.

The National Government and various entities in the construction industry signed the Housing Accord in 1994 that established procedures designed to ensure the delivery of 350,000 low-cost houses per year, with a goal of delivering 1 million houses by 1999. Although the National Government did not meet this target due to budgetary and fiscal concerns and capacity constraints at various governmental levels, approximately 1.7 million housing units were delivered between 1994 and June 2005, benefiting more than seven million people. In the 2005-2006 National Budget, the National Government has made a further R2 billion available to accelerate the pace of housing delivery.

Real output growth in the construction sector accelerated from 5.0% in 2003 to 6.5% in 2004, which was the strongest growth recorded in 14 years. In the current upward phase of the business cycle, the construction sector recorded an annualized real growth rate of 6.0%, well above the rate of 2.5% recorded in the previous upward phase between 1993 to 1996. The firm growth can mainly be ascribed to strong demand for residential buildings, sustained growth in the non-residential building sub-sector and infrastructural developments involving the civil construction industry. Increased activity in the non-residential sector was boosted by the construction of shopping malls. The regeneration of inner city areas in some of the major cities (which is also encouraged by a recent tax incentive) contributed to an increase in the real value added by the construction sector. This growth has continued in the first half of 2005, with a growth in the real value accelerating from an annualized rate of 5.0% in the first quarter to 6.0% in the second quarter.

Civil Engineering

Civil engineering includes contractors primarily engaged in construction work of a civil engineering nature, including airports, dams, electricity networks, harbors, pipelines, railway lines and roads. The demand for labor consists mainly of production workers and artisans (unskilled and semi-skilled workers). The civil engineering sector provides most of its own raw materials, but also uses non-metallic mineral products, iron and steel. This sector's share of production is very sensitive to cyclical economic activity, mainly because almost three-quarters of the domestic demand for the sector's output is for domestic fixed investment.

Growth in this sector slowed in the second quarter of 2005 as compared to the same period in 2004, largely due to the lack of new projects.

Informal Sector of the Economy

Informal enterprises encompass a very wide range of activities in South Africa, including the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprise is an important haven for self-employment in rural areas, as well as for the newly urbanized and for the formally unemployed. In addition, informal enterprises mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Where more than one individual is involved, labor relations are based mostly on casual employment, kinship or personal and social relations, rather than on contractual arrangements with formal guarantees. Formal sector economic activity, by contrast, is conducted within the formal structures created by the legal system of the country.

The informal sector's annual contribution to GDP has been estimated at approximately 7.0% in recent years. This sector employed approximately 2.1 million people (excluding subsistence or small-scale agriculture and domestic service) and, as of March 2005, accounted for 12.5% of all jobs of employed men and 9.2% of all jobs among employed women (including agricultural and domestic).

Employment and Trade Unions

Employment

Employment statistics collected within South Africa vary depending on the sources from which the relevant information is derived (as evident from the employment statistics contained in "– Principal Sectors of the Economy" above). Possible reasons for variations include differing sample sizes, sample frames, survey scopes, survey periods, collection methods and classifications. The National Government is trying to address this issue by means of the introduction, in 2007, of a new simplified quarterly survey, in order to improve the frequency and reliability of employment information.

According to the South African Reserve Bank Quarterly Bulletin of September 2005, the total number of working South Africans in March 2005 was 11.9 million. The largest source of employment by industry in the combined formal and informal sectors was the trade industry (22.1%), followed by the community, social and personal services industry (18.7%). Other significant employers were manufacturing (13.8%), agriculture (9.8%) and private households (domestic work) (7.1%). Professional and managerial jobs are still filled predominantly by White employees, who constitute less than 20% of the labor force, whereas Black employees generally fill the least skilled occupations.

Employment creation remains a critical policy challenge to the National Government. Unemployment, as measured by the LFS, which had increased from less than 20% in 1996 to 27.8% in March 2004, decreased to 26.2% in September 2004 and increased slightly to 26.5% in March 2005. It is estimated that 31.6% of economically active Blacks were unemployed in March 2005. By contrast, unemployment among economically active Whites was estimated to be 5.1% in March 2005. Substantial unemployment is expected to remain a significant feature of the South African economy for the foreseeable future.

The following table sets forth the change in total employment and the percentage of registered unemployed persons for the periods indicated.

	2000	2001	2002	2003	2004	2005(2)
Employment (% change on prior year)
Public Sector(1)	(4.1)	(2.1)	(0.3)	1.4	1.1	0.6
Private Sector(1)	(1.2)	(0.6)	0.7	(2.4)	2.4	9.8
Total	(1.9)	(0.9)	0.5	(1.6)	2.1	7.6
Official Unemployed(3) (%)	25.4	29.4	30.4	28.0	26.2	26.5	(4)

Notes:—

(1)	Data includes employment in sectors of former TBVC states.

(2)	Second quarter of 2005 percentage change from the first quarter of 2005 at seasonally adjusted annualized rates.

(3)	Defined as those members of the economically active population who (i) did not work during the preceding four days, (ii) want to work, (iii) are available to start work during the following seven days and (iv) have taken active steps to look for work or to start some form of self-employment during the preceding four weeks measured as at September of each year.

(4)	As of March 2005.

Source: South African Reserve Bank.

As of March 2005, the highest provincial unemployment rate was 32.4%, which occurred in the Limpopo Province, while the lowest provincial unemployment rate was 16.9%, which occurred in the Western Cape Province. As of March 2004, less than 5.5% of the economically active population had university degrees or higher qualifications.

Significant legislation has been adopted since 1994 designed to improve labor relations, the quality of employment, skills development and employment equality. The Skills Development Levies Act of 1999 created a levy administered by the commissioner for the South African Revenue Service. The Skills Development Levies Act requires employers to pay a levy equal to a percentage of the amount of money they pay to their employees over a one-month period. The funds collected are earmarked to strengthen industrial training and to create learning opportunities for the unemployed. It is intended that 80% of the levies will go to fund the sectoral education and training authorities and 20% will go to fund the National Skills Fund. Exemptions to this law are granted if the employer is a public service employer, a religious or charitable institution, or a national or provincial public entity.

South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth. To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report to the Department of Labour on their progress in ending unfair discriminatory practices and in promoting equity. Employers that intend to contract with the National Government must also ensure compliance with their employment equity obligations. In addition, employers are prohibited from conducting unjustifiable medical and psychometric testing on employees, and employees are protected from recrimination for exercising their rights.

Minimum wages have been set by the National Government for workers in various industries. Approximately one million wholesale and retail trade workers received coverage in February 2003 and, in March 2003, minimum wages were extended to roughly 800,000 farm workers. As of November 1, 2005, the minimum monthly wage for domestic workers working more than 27 hours a week was R930 for those employed in urban areas and R754 for those employed in rural areas. Minimum wages for farm workers are R871 per month. Minimum wages for the taxi industry have yet to be set by the Minister of Transport.

Bringing together leaders of business, the National Government and the trade union movement, the 1998 Presidential Jobs Summit reached a consensus on a wide range of job creation programs, including the introduction of youth brigades to promote youth employment, refocusing of special employment programs to target marginalized communities, proposals on housing provisions which included new financial mechanisms to finance low-cost housing, measures to address skills development, and consolidation of existing projects into a more coherent whole. Rural areas have been targeted specifically in several poverty relief and Presidential Jobs Summit programs, the extension of the municipal program and water supply projects.

The National Government has made education a key area of intervention in expanding the employment base. In the 2003 academic year, 358,095 educators provided educational services to approximately 12 million students at 26,845 institutions in South Africa. In addition, in 2003, 717,786 South Africans were attending the 35 institutions of higher learning in South Africa. Following the reorganization in 2002 of South Africa's 152 technical colleges into 50 super college institutions consisting of 183 centers (campuses and technical centers), enrollment in these institutions rose to 406,145.

The total budgetary allocation for education in the 2004-2005 National Budget was R76.75 million and in the 2005-2006 National Budget was R82 million. South Africa has one of the highest rates of government investment in education expenditure in the world, and efficiency and effectiveness of spending in the formal education system are key priorities of the National Government. Supported by an ongoing conditional grant from the National Government to the provinces, improved financial management and classroom quality are regarded as the key elements of reform in provincial education spending. Further allocations have been proposed for the continuing reform of higher education (the restructuring costs of which in the 2003-2004 fiscal year were estimated at R3 billion). In addition, provincial education departments have put aside a total of R1 billion over the three year period of 2002-2005 for the development of learning materials. A sum of R280 million per year has been made available to improve fiscal management and the quality of education. An additional R150 million per year will be spent on HIV/AIDS programs.

The funding of the National Student Financial Aid Scheme (NSFAS), which aims to enable more poor students to gain access to higher education, also remains a priority. The NSFAS has significantly expanded to fund higher education for disadvantaged students, funding 81,609 students in 2000 compared to 72,788 students in 1996, and increasing funds paid out from R33 3 million to R221 million during that same time. In addition, the 2005-2006 National Budget sets aside a further R7 billion over a three-year period to improve the remuneration of teachers.

Labor productivity grew by 4.0% in 2001 and by 3.1% in 2002. In 2003, economy-wide labor productivity accelerated by 4.8%; however, due to increasing levels of employment, labor productivity growth slowed to 1.78% and 0.4% in the third and fourth quarters of 2004, respectively. Subsequently, this rate of increase rose to 4.2% and 3.2% in the first and second quarters of 2005. Contrary to the slowdown in labor productivity growth in the economy as a whole, production per worker in the manufacturing sector rose by 5.8% in 2004, despite having been decreasing in preceding quarters.

Over the medium and long term, labor productivity is expected to suffer as the effect of HIV and AIDS related illnesses in the South African labor force is felt. More research is necessary to predict the full effect of these developments, but costs are expected to rise in relation to employee insurance, medical aid and death benefits, replacement and training.

In an attempt to address the challenges facing the labor market, in particular youth unemployment, the government announced an investigation into the efficiency of the labor market. Greater flexibility in appointing and retrenching inexperienced younger workers is likely to be investigated. A comprehensive public works program was implemented in April 2004, the main thrust of which was the investment in the physical infrastructure while simultaneously creating jobs and providing training opportunities. The program aims to create more than one million temporary jobs over the next ten years.

When measured over periods of four quarters, the cost of labor per unit of output in the manufacturing sector increased by 4.3% in 2004. Subsequently, the nominal unit labor cost in the manufacturing sector increased by 3.7% in the first quarter of 2005 with a decrease of 0.38% in the second quarter.

Following the deceleration in nominal wage growth and the slowdown in labor productivity growth in the beginning of 2003, nominal unit labor costs in the total non-agricultural sectors of the economy increased substantially. Nominal unit labor costs in the formal non-agricultural sectors of the economy increased by 4.6% in 2003 and 7.5% in 2004, while the year-on-year rate of increase rose from 4.6% in the first quarter of 2005 to 5.3% in the second quarter of 2005.

Trade Unions and Labor Disputes

The number of registered trade unions increased from 248 in the mid-1990's to 504 in 2002, with membership increasing from 2.7 million in 1995 to more than 4 million in 2002. In 2004, 369 trade unions were registered.

Most trade unions in South Africa are organized in federations, of which there were approximately 17 as at the time of the most recently available information. The largest federation is the Congress of South African Trade Unions (COSATU), which has 21 affiliates and approximately 1.8 million members. COSATU includes the National Union of Mineworkers, the National Union of Metalworkers of South Africa, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Council of Trade Unions. Federations are not required by law to register, so it is difficult to accurately estimate the total number of federations or the total membership of all of South Africa's trade unions.

The Labour Relations Act of 1995 prohibits the registration of trade unions that discriminate against sections of the population. All trade union constitutions containing discriminatory clauses have therefore been amended. In addition, the Labour Relations Act fundamentally overhauls previously existing dispute resolution procedures, mechanisms and institutions. While the Labour Relations Act permits the use of privately negotiated dispute-resolution procedures, it also encourages centralized dispute resolution through the establishment of a Commission for Conciliation, Mediation and Arbitration (commission) and through the creation of a Labour Court, comprised of both trial and appellate divisions and with exclusive jurisdiction over all matters referred to it under the Labour Relations Act. The Commission is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the Commission may determine the dispute by arbitration or the parties may refer the dispute to the Labour Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labour Court. The commission has conducted 67,000 conciliations/arbitrations nationally.

Amendments to the Labour Relations Act, adopted in 1998, enhanced the institutional functioning of the Commission by ameliorating the case flow, phasing out the industrial court (the forerunner of the Labour Court) and improving the efficiency of bargaining councils.

Additional labor legislation, also adopted in 1998, established new levels for minimum conditions of employment in respect of working hours, leave and the employment of minors. Legislation also provides mechanisms to set minimum wages and to provide flexibility in employment circumstances in order to meet the variable needs of individuals and employers. Further amendments to the Labour Relations Act were enacted in August 2002 and provide for, among other things, improved collective bargaining practices, amendments to trade union registration procedures, changes in workday and overtime allocations and due process in the event of dismissals.

The following table sets forth the number of man-days lost as a result of strikes and work stoppages for the periods indicated.

Man-Days Lost to Strikes and Work Stoppages

Year	Number of Man-Days Lost
2000	500,000
2001	1,250,000
2002	945,000
2003	700,000
2004	1,100,000
2005(1)	706,000

(1)	Up to the end of June 2005.

Source: Department of Labour and Statistics South Africa.

While the majority of strikes are wage related, a number of strikes have also been organized against the National Government's privatization policies, although support for the latter strikes has been sporadic and the National Government has affirmed its commitment to the privatization process.

The Labour Relations Act of 1995 (the Labour Relations Act) promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labour Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labour Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed. In addition, the Labour Relations Act sets out the procedures for instituting legal strikes, introduces special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protects an employer's right to have recourse to lockout. The Labour Relations Act also introduces workplace forums to promote ongoing dialogue between workers and management and simplifies the procedures for the registration of unions.

Benefits

Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to,

among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary allocations and through improved efficiency of delivery of services, subsidies or payments.

Prices and Wages

Consumer prices rose by 5.7% in 2001 and by 9.2% in 2002, due in part to the depreciation of the Rand and rising food and fuel prices. However, with the appreciation of the Rand in 2003 that trend has been reversed, with the overall consumer price index for metropolitan and other urban areas, excluding the influence of mortgage interest costs (CPIX) averaging 3.7% in 2004 and further declining to a new low of 3.1% in February 2005. Recently, this index has again risen to 4.8% in August 2005. This acceleration in inflation was mostly due to the increase in the domestic prices of petrol, which was a result of the higher prices of imported crude oil. While risks remain, particularly in respect of oil prices and the exchange rate, the CPIX is expected to remain within the South African Reserve Bank's target range of 3-6% in 2005.

The all goods producer price index (PPI) decreased from 1.9% in December 2004 to 1.5% in January 2005. Following an additional decrease to 1.2% in February 2005, the PPI increased to 1.9% in March 2005 and subsequently continued to rise, though it did drop briefly to 1.8% in April 1, 2005. The PPI has recently leveled at 4.6%.

The annual growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy rose by 9.3% in 2004 and by 9.1% in the 12 months ended March 31, 2005; however, in the second quarter of 2005, the rate of growth fell to 8.7%. Average real remuneration per worker increased by 5.2% in 2003, 4.3% in 2004 and 3.6% in the 12 months ended June 30, 2005. Bargaining council agreements and wage settlements are expected again to lead to nominal remuneration increases above inflation in 2005.

In the public sector, compensation of employees grew by 9.1% in 2003 and 9.2% in 2004. In September 2004, the National Government concluded a three-year settlement with public sector unions providing for wage increases of 0.4% above consumer price inflation in 2004, 2005 and 2006. The highest aggregate quarterly wages of R34.8 billion in the second quarter of 2005 were paid by the financial and business services sector, while the lowest aggregate quarterly wages of R2.7 billion were paid by the electricity sector. These figures represent increases of 5.6% and 15.7%, respectively, when the second quarter of 2005 is compared with the second quarter of 2004. Year-on-year rates of wage increases in all sectors varied from 15.7% in the electricity sector to 1.6% in the mining and quarrying sector.

The following table sets forth prices and wages for the periods indicated.

Prices and Wages

	2000	2001	2002	2003	2004	2005 (September)
Consumer Prices(1)	100.0	105.7	115.3	122.1	123.8	129.4
Percentage change from prior year	5.4%	5.7%	9.2%	5.8%	1.4%	4.4%
Production Prices(1)	100.0	108.4	123.8	125.8	126.7	132.6
Percentage change from prior year	9.2%	8.4%	14.2%	1.7%	0.6%	4.6%
Remuneration per worker (excluding agricultural industry) (percentage change from prior year)
At current prices	9.6%	8.8%	12.2%	9.6%	9.3%	8.7	%(3)
At constant prices(2)	0.6%	1.6%	2.5%	5.2%	4.3%	3.69	(3)
Unit labor costs (percentage change from prior year)
At current prices	3.0%	4.6%	9.0%	4.6%	7.5%	5.3	% (3)
Non-agricultural value added deflator	7.2%	7.8%	10.0%	6.0%	5.9%	5.3	%(3)

Notes:—

(1)	2000 = 100.

(2)	The deflator used in the consumer price index is based on 2000 = 100.

(3)	As at the end of September 2005.

Source: South African Reserve Bank.

MONETARY AND FINANCIAL SYSTEM

The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies, development funding institutions and pension funds.

South African Reserve Bank

The South African Reserve Bank is the central bank of South Africa, with its head office in Pretoria and branches in Bloemfontein, Cape Town, Durban, East London, Johannesburg, Port Elizabeth and Pretoria North. The South African Reserve Bank's independence is enshrined in the Constitution and is subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the South African Reserve Bank include: formulating and implementing monetary policy; issuing banknotes and coins; acting as banker to the National Government; acting as a bank to banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country's gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations; supervising banks; collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange rate policies in cooperation with the Minister of Finance and the National Treasury.

Unlike many other central banks, shares in the South African Reserve Bank are held privately, with none held by the National Government. The South African Reserve Bank's share capital was quoted on the JSE Limited from its inception in 1921 until May 2002, when it was delisted, and is currently held by approximately 620 shareholders, including companies, institutions and individuals. No single shareholder may hold more than R10,000 in nominal value of the South African Reserve Bank's shares. Dividends are paid to shareholders out of net profits at a rate of 10% per annum of the nominal value of the shares. After certain provisions, 10% of the South African Reserve Bank's surplus in any year is paid into a reserve fund, and the balance is paid to the National Government.

The South African Reserve Bank is managed by a 14-member board of directors. The Governor, currently Mr. Tito Mboweni, and three Deputy Governors of the South African Reserve Bank are appointed by the President for five-year terms. Of the remaining 10 directors, three are appointed by the President, with the remaining seven elected by the South African Reserve Bank's shareholders, four of whom represent the interests of commerce and finance, two of whom represent industry and one of whom represents agriculture. These directors hold office for a period of three years. The Governor has a vote on the board of directors and an additional vote to be used only in the event of a tie. The National Government therefore appoints persons controlling 8 of the 15 effective votes to the board of directors of the South African Reserve Bank.

Monetary Policy

The main objective of the South African Reserve Bank's monetary policy has been the pursuit of price stability. This policy forms part of broader macroeconomic policies of the National Government by creating a stable financial environment and improving the standard of living of all inhabitants of the country. The South African Reserve Bank does not have fixed exchange rate targets and allows the Rand to float freely against international currencies.

In 2000, an inflation-targeting monetary framework replaced the South African Reserve Bank's previous approach to monetary policy-making. The previous approach involved the public announcement of guidelines for the growth in the broad money supply, augmented by regular wide-ranging assessments of economic conditions and the outlook for inflation. The current inflation-targeting framework is characterized by the announcement of a numerical target for the inflation rate that is to be achieved over a specified period of time, and is also a broad-based strategy for achieving price stability, centered on an analysis of price developments. In light of the weakening of the relationship between money growth and nominal income growth, monetary policy decisions are guided by the deviation of the expected rate of increase in CPIX from a specified target range. An important factor in determining monetary policy is the forecast generated by the South African Reserve Bank's macroeconomic models, although monetary policy is not decided mechanistically according to the forecast of economic developments. In the application of inflation targeting as a monetary policy framework, allowance is made for the price effects of serious supply shocks, such as changes in the international price of crude oil, higher food prices resulting from unfavorable weather conditions and inordinate changes in the international exchange value of the Rand. The current inflation target is 3-6%. The CPIX is expected to remain within this target over the medium term and average 4.1% in 2005, then rise to a peak of 5.2% in 2006, before declining as oil prices abate and productivity improvements reduce domestic price pressures.

In its role of implementing monetary policy, the South African Reserve Bank monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The South African Reserve Bank uses open-market operations to determine the amount of liquidity made available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the South African Reserve Bank's Monetary Policy Committee (MPC) and has a significant impact on all short-term interest rates in the economy. The monetary policy stance is decided at the bi-monthly meetings of the MPC. There exists, however, a continuous process of review that takes new information and developments into consideration.

Open-market operations entail the buying and selling of securities by the South African Reserve Bank in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the South African Reserve Bank may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations. Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in National Government securities in 1998, the South African Reserve Bank no longer acts as agent for the National Government in buying or selling its securities. The South African Reserve Bank may purchase and sell National Government securities for the South African Reserve Bank's own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the South African Reserve Bank to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the South African Reserve Bank and private banks, issuing South African Reserve Bank debentures and entering into foreign exchange swaps with banks.

During 2004 the South African Reserve Bank conducted a review of its money-markets operations, which were last reviewed in September 2001. As a result, on May 25, 2005, following extensive consultations with market participants, the South African Reserve Bank implemented several changes to its refinancing operations with three aims: to streamline the South African Reserve Bank's refinancing operations to make them simpler and more transparent; to encourage banks to take more responsibility for managing their own individual liquidity needs in the market; and to promote a more active money market in South Africa. These changes include, among other things, the announcement of an estimate of the average daily market liquidity requirement by the South African Reserve Bank and the estimated range within which the daily requirement is expected to fluctuate in the coming week on the Wednesday morning prior to the main weekly repurchase auction, and; the introduction of standing facilities (previously referred to as final clearing or reverse repurchase tenders) at a spread of 50 basis points above or below the prevailing repurchase rate to accommodate banks with short or long liquidity positions.

However, the central feature of the South African Reserve Bank's operational arrangements — the conduct of repurchase auctions on Wednesdays, with one-week maturity at a repurchase rate fixed at the level announced by the MPC — remains unchanged.

Before the introduction of the changes to the South African Reserve Bank's refinancing operations, the amount of accommodation provided at the main weekly repurchase auction was stable at around R13 billion, which was also the approximate level of the average daily liquidity requirement of the private sector banks. Thereafter, the amounts on offer at the weekly main refinancing auctions varied, with generally higher levels around month-ends and lower levels (as low as R11.3 billion) towards the middle of the month. In order to square off the banks' end-of-day positions, standing facilities and cash reserve accounts were utilized.

Following the squaring off of the oversold forward foreign exchange book in February 2004, the South African Reserve Bank continued to increase its foreign exchange reserves through measured buying of foreign exchange from the market, thereby creating Rand liquidity. The banks' required cash reserve balances with the South African Reserve Bank rose considerably in September 2004 as vault cash was no longer allowed as part of qualifying cash reserves, concluding the phase-out of the vault cash concession which started in September 2001.

The outstanding amount of interest-bearing instruments utilized by the South African Reserve Bank was also raised to drain liquidity from the money market and its composition changed. Debentures with a 56-day maturity were first issued on December 1, 2004, and 56-day reverse repurchase transactions were first conducted on March 24, 2005.

The South African Reserve Bank continued to restructure its holdings of interest-bearing government securities by conducting cash-neutral switch auctions and outright sales of government bonds in order to improve the composition of the South African Reserve Bank's portfolio of such bonds. The most significant change in this regard was a set of switch auctions in which the South African Reserve Bank exchanged R3.8 billion in bonds maturing in 2014 for bonds which matured in February 2005.

The following table sets forth the rate at which the South African Reserve Bank provided liquidity to banks as of each month-end indicated.

Repurchase Transaction Rate

2004	(%)	2005	(%)
January	8.00	January	7.50
February	8.00	February	7.50
March	8.00	March	7.50
April	8.00	April	7.00
May	8.00	May	7.00
June	8.00	June	7.00
July	8.00	July	7.00
August	7.50	August	7.00
September	7.50	September	7.00
October	7.50
November	7.50
December	7.50

_________________

Source: South African Reserve Bank.

The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.

Money Supply

	At December 31,					At August 31,
	2000	2001	2002	2003	2004	2005
	(millions of Rand)
Coins and banknotes in circulation	23,719	25,283	29,216	33,715	39,080	33,714
Check and transmission deposits	129,016	150,852	167,765	185,240	205,378	234,288
Total: MIA(1)	152,734	176,135	196,980	218,955	244,458	274,323
Other demand deposits(2)	121,620	139,421	161,271	168,833	177,036	215,508
Total: Ml(3)	274,355	315,556	358,251	387,788	421,494	489,831
Other short and Medium Term Deposits(4)	200,426	288,500	274,370	345,665	397,246	426,110
Total: M2(5)	474,781	544,056	632,621	733,453	818,740	915,941
Long-term deposits(6)	45,817	62,221	83,196	74,594	95,410	123,852
Total: M3(7)	520,598	606,276	715,817	808,047	914,150	1,039,793

__________________

Notes:— Numbers may not total due to rounding.

(1)	Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.

(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.

(3)	M1A plus other demand deposits held by the domestic private sector.

(4)	Short-term deposits (other than demand deposits) and Medium Term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with and savings bank certificates issued by the Postbank (a division of the South African Post Office).

(5)	M1 plus other short-term and Medium Term deposits held by the domestic private sector.

(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.

(7)	M2 plus long-term deposits held by the domestic private sector.

Source: South African Reserve Bank.

Since the introduction of inflation targeting, the growth in the broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit continue to provide useful information about prospective spending plans and inflationary pressures.

During 2005, the corporatization of the PIC necessitated a re-classification in the monetary analysis from the "government sector" category to the "private and other domestic sectors" category. As a result, the monetary aggregates were revised backwards to include the deposits of the PIC with banks. Having registered average rates of 13% to 14% in 2003, 2004 and the first three months of 2005, 12-month growth in M3 remained relatively strong in the subsequent period, accelerating to 19.0% in August 2005. 12-month growth in the narrower monetary aggregates broadly resembled the growth of M3 and remained at relatively high levels during 2003 and 2004 and up to August 2005. The strong growth in money supply was a reflection of the brisk increases in nominal income, expenditure and wealth, alongside increased access to banking services enjoyed by previously unbanked segments of society.

Regulation of the Financial Sector

Since 1994, South Africa has made a dedicated effort to deregulate the financial sector. The new market-based approach to regulation relies heavily on the use of strengthened corporate governance and accountability principles, enhanced disclosure systems, and market discipline as an incentive to compliance. Although increased deregulation has encouraged both competition and innovation, it has simultaneously demanded heightened supervision, more explicit market integrity and strengthened consumer protection mechanisms.

The two main regulatory authorities, the Financial Services Board and the South African Reserve Bank, apply measures to secure the financial soundness of the financial system of South Africa as a whole. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints, such as capital and liquidity requirements and trading capacity requirements. Domestic supervision also incorporates international standards. South African financial institutions must comply fully with the majority of the Basel capital adequacy principles and standards, and it is expected that Basel II (developed by the Basel Committee on Banking Supervision and endorsed by central bank governors and the heads of bank supervisory authorities in the G-10 countries in June 2004) will be implemented in South Africa in accordance with the Basel Committee timeframe. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards, adopted by the International Organization of Securities Commissions (IOSCO). The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.

Legislation enacted in 1998 provides for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.

The Office of the Registrar of Companies falls under the supervision of the DTI and is responsible for administering the Companies Act of 1973. The Office of the Registrar of Banks forms part of the South African Reserve Bank and conducts the supervision of banks. The Financial Services Board regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation. Advisory committees serve the various offices and boards, and a Policy Board for Financial Services and Regulation coordinates the institutional and functional aspects of regulation. Appeal boards are provided for if and when they are needed, but responsibility for regulation remains with the Minister of Finance.

Recent legislative and regulatory initiatives include the following:

•	The Financial Intelligence Centre Act of 2001 contains measures aimed at combating money laundering, such as reporting of suspicious transactions, improved client identification and verification, and record-keeping requirements.

•	The Financial Advisory and Intermediary Services Act of 2002 was enacted to protect investors from poor and misleading advice by imposing licensing requirements on financial service providers, advisors and intermediaries. The Act requires the approval of financial service providers, key personnel and compliance officers by the Financial Services Board's registrar and requires the disclosure of advisors' actual or potential interests, commission and fees paid, and details of how underlying assets are valued.

•	The Collective Investment Schemes Control Act of 2002 provides fund managers with greater flexibility to create and manage funds through an expanded use of derivatives and derivative-based hedge funds in unit trust portfolios, while at the same time improving investor protection by imposing investment limits and liability for misrepresentations.

•	Financial reporting standards were made more consistent with international standards and Generally Accepted Accounting Practices (GAAP) through the adoption, in January 2003, of the Accounting Standard AC 133.

•	The Prevention and Combating of Corrupt Activities Act of 2004 was enacted to prevent and combat corruption and corrupt activities. Measures employed to achieve this include establishing a broad general offense of corruption and providing for the extraterritorial application of the Act.

•	The revised Code of Banking Practice, which formalizes standards of disclosure and conduct and provides safeguards for retail and small business banking clients, was voluntarily adopted by the members of the Banking Council of South Africa and became effective on October 1, 2004.

•	At the end of 2004, Parliament passed the Financial Services Ombud Scheme Act of 2004. The Act aims at protecting consumers of financial services by expanding and strengthening ombud scheme arrangements designed to resolve complaints either resulting from non-compliance with the provisions of the Financial Advisory and Intermediary Services Act or relating to claims that a financial service provider willfully or negligently rendered an unfair financial service to a client.

•	The National Credit Bill was tabled in Parliament during June 2005. If enacted, the Bill will replace the Usury Act of 1968, the Credit Agreements Act of 1980 and the exemption notice issued in terms of the Usury Act which governs micro-lenders. The proposed legislation will apply to all credit transactions and to all credit providers, including banks, retailers, pawnbrokers and micro-lenders. The Bill aims to enhance consumer protection, promote competition and transparency in the credit market and control over-indebtedness and reckless lending.

•	The Securities Services Act of 2004 came into force on February 1, 2005 and replaces the Stock Exchanges Control Act of 1985, the Financial Markets Control Act of 1989, the Custody and Administration of Securities Act of 1992 and the Insider Trading Act of 1998. The objective of the Act is to reduce systemic risk and ensure a fair, efficient and secure means of securities trading in South Africa's capital markets in accordance with international regulatory standards. Under the Act, the JSE and the Bond Exchange of South Africa (BESA) will continue to operate as self-regulating organizations but are obliged to comply with the requirements of the Act with regard to the making of rules and the enforcement thereof. The Securities Services Act also facilitated the demutualization of the JSE to become a public unlisted company known as JSE Limited from July 1, 2005.

•	The Dedicated Banks Bill, intended to increase competition as regards savings accounts and affordable banking services, and the Co-operative Banks Bill, aimed at providing banking services to a broader segment of the population, were released to the public for comment by the National Treasury in 2004 and were the subject of parliamentary hearings in October 2005.

Financial markets such as the foreign exchange market and the money market are not regulated by specific legislation but are subject to general legislation and regulation by agencies such as the South African Reserve Bank. Institutions currently not required to register under any particular legislation are not subject to specific regulation. However, it is expected that all individuals and firms conducting investment business in the future will be required to comply with certain minimum requirements in respect of disclosure and capital adequacy. These individuals and firms will also be required to adhere to a strict and coherent code of business conduct imposed to strengthen supervision.

Structure of the Banking Industry

As of December 2004, 18 banks, 2 mutual banks and 15 local branches of foreign banks were registered with the Office of the Registrar of Banks. Furthermore, 44 foreign banks had authorized representative offices in South Africa.

Major groups dominating the South African banking sector include ABSA Bank Ltd., The Standard Bank of South Africa Ltd., FirstRand Bank Ltd., Nedbank Ltd. and Investec Bank Ltd. In the aggregate, these groups hold approximately 88.4% of the total assets of the private banking sector, with the balance held by other banks. The major banks (with the exception of Investec Bank Ltd.) offer a wide range of services to both individual and corporate customers at branches across all nine provinces. One-stop or relationship banking has gained importance, with the emphasis on universal banking rather than on isolated services. Nevertheless, several banks specialize in providing investment banking services, securities underwriting or services in other niche areas.

The operating banks, local branches of foreign banks and mutual banks together employed 117,076 workers and had combined assets amounting to R1,498.1 billion at the end of December 2004. In addition to the operating banks, local branches of foreign banks and mutual banks, banking services are provided through the Postbank, a division of the South African Post Office, with over 2,700 outlets and 5,500 service points nationwide. The Postbank receives deposits from, but does not provide credit to, the public.

South African regulatory authorities pursue a market-oriented regulatory approach, although the South African Reserve Bank also establishes cash reserve requirements. Banks are currently required to hold cash equal to 2.5% of their liabilities less specified transactions. As of September 2004, vault cash can no longer be deducted from this cash reserve requirement. In the new system, no interest is paid on the minimum cash reserve balance, a policy intended to gradually increase the interest-free deposits held with the South African Reserve Bank.

The net income before taxation of banks, local branches of foreign banks and mutual banks rose from R16.4 billion for 2003 to R22.5 for 2004. Industry-wide net income after tax as a percentage of total assets increased from 0.8% in 2003 to 1.2% in 2004. Net income after tax as a percentage of equity increased from 11.2% in 2003 to 14.7% in 2004.

The change in focus by the regulatory authorities from direct control to deregulation has been accompanied by an emphasis on proper capitalization, sound risk management procedures and disclosure. South Africa adheres to the capital-adequacy guidelines for banks promulgated by the Basel Committee on Banking Supervision. By the end of December 2004, the banking sector as a whole had a capital adequacy ratio of 13.5%.

Many demands are now being made on South African banking institutions to extend their activities to accommodate the banking needs of historically disadvantaged South Africans and to provide more funds for housing, export financing, agriculture and small business development. See "—Financial Sector Charter" below. To this end, the National Treasury has published two draft bills, the Dedicated Banks Bill and the Co-operative Banks Bill, that, if enacted, will amend the restrictive banking regulatory framework in an effort to stimulate an expansion of banking services to the wider community. See "—Regulation of the Financial Sector" above.

Financial Sector Charter

In August 2002, the financial sector voluntarily committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development and access to financial services. Thereafter, key industry stakeholders came together to develop the Financial Sector Charter, which was launched by the industry and the Minister of Finance in October 2003. The Financial Sector Charter is built around a central vision of promoting a transformed, vibrant and globally competitive financial sector that reflects the demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to Blacks and by directing investment into targeted areas in the economy.

The Financial Sector Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. For example, the financial sector is committed to ensure that 80% of the population in lower income groups has access to financial services by 2008. In order to achieve this, eight banks, including the country's four major retail banks - ABSA, FirstRand, Nedbank and Standard Bank, as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low-cost national bank account, extending banking to low income earners and those currently living beyond the reach of banking services. Mzansi is an initiative aimed at establishing full-service banking within no more than 15 kilometers of every South African and an automatic teller machine (ATM) within no more than 10 kilometers of each South African's home. Since the inception of the Mzansi initiative, more than 1.7 million South Africans have gained access to banking services. In addition, a framework has been developed for extending R42 billion in housing finance on favorable terms to households largely excluded from the mortgage market until now.

One of the principal sector transformation goals of the Financial Sector Charter relates to ownership transfer. The Financial Sector Charter states that each financial institution must transfer 25% ownership to previously disadvantaged South Africans, including 10% through direct ownership transfers, by 2010.

A number of financial sector transactions have recently been concluded in compliance with the principles of the Financial Sector Charter. Examples include:

•	The acquisition by Ubuntu-Botho Investments (Pty) Ltd., a broad based empowerment consortium, of an initial 10% equity holding in Sanlam Limited, one of South Africa's largest insurance and financial services groups. The transaction was approved by Sanlam Limited's shareholders on April 1, 2004.

•	The sale by Investec Ltd. of 25.1% of its equity to a consortium of empowerment groups (including an employee share trust).

•	The sale by ABSA Group Limited of a 10% stake in its equity to Batho Bonke, a consortium of empowerment groups.

•	The sale by FirstRand Limited of 6.5% of its issued share capital to a consortium of BBBEE groups and 3.5% of its share capital to FirstRand's black staff and non-executive directors.

•	The sale by Advantage Asset Managers of a 15% stake to empowerment investors during 2005. WDB Investment Holdings, a women's empowerment group, received an 11.5% stake and a staff trust for the benefit of previously disadvantaged individuals received a 3.5% stake.

•	The acquisition by ABSA Corporate and Merchant Bank of a 20% shareholding in the black-owned financial services company, Vunami Capital.

•	The announcement by Mutual and Federal in April 2005 of its plans to sell 11% of its business to its employees, business partners, brokers and communities.

•	Implementation by Old Mutual of the group's R7.2 billion black economic empowerment deal, involving the issue of new shares in Old Mutual, NedBank and Mutual and Federal. The deal will result in new direct black ownership of Old Mutual of 13.48%, which, together with existing black ownership, will result in total black ownership worth R4.3 billion, are of the largest black shareholdings of any South African company in Rand terms.

Credit Allocation

Traditionally, changes in the outstanding stock of claims on the domestic non-bank sectors as reported on the banks' balance sheets have been interpreted as signifying flows of credit to these sectors. With the implementation of Accounting Standard AC 133 in January 2003, derivatives positions must be marked to market and must be reported on a gross, rather than on a net, basis. Previously, coverage of on-balance sheet derivatives was narrower and netting was widespread. Those derivative assets with counterparties falling in the domestic non-bank sector formed part of the investments category of banks' claims on the domestic private sector which, accordingly, rose sharply. However, the month-end marking-to-market of derivatives and other investments, such as bonds, means that in a typical month, the bulk of the change in the stock of claims on the domestic non-bank sectors is likely to be due to revaluation rather than to actual transaction flows of credit.

Accordingly, in analyzing credit extension, it is advisable to de-emphasize the reported stock of banks' claims on the domestic private sector and to examine banks' loans and advances. These are reported at nominal value including accrued interest, and do not change to reflect mark-to-market practices as with investments and, to some extent, with bills discounted.

Growth in total loans and advances extended to the private sector by the banking sector remained strong during the first seven months of 2005, in an environment characterized by resilient asset price increases and rising income levels. The strong growth in total loans and advances extended to the private sector was mainly driven by very robust increases in asset-backed credit, in particular mortgage advances. Asset-backed credit accounted for more than 80% of the overall increase in loans and advances during the second quarter of 2005. Positive wealth effects associated with the prolonged period of brisk increases in house prices also played a prominent role in bolstering credit extension, alongside robust consumer and business sentiment and the stimulatory effect of lower interest rates.

Given the generally favorable lending and borrowing conditions outlined above, annualized quarterly growth in total loans and advances accelerated from 20.7% in the first quarter of 2005 to 22.8% in the second quarter. Year-on-year growth in the aggregate also accelerated significantly from 18.2% in March 2005 to 23.1% in July 2005.

The following table sets forth a classification of bank credit to the private sector based on the type of economic activity for the period indicated.

Bank Credit as of August 31, 2005

	Amount (Rand millions)	Percentage of total credit (%)
Agriculture, forestry and fishing	45,747,983	1.75
Mining	33,502,674	1.28
Manufacturing	97,572,422	3.72
Construction	20,682,592	0.79
Electricity, gas and water	11,858,378	0.45
Trade and accommodation	59,555,449	2.27
Transport and communication	66,448,831	2.54
Finance and insurance	775,607,746	29.6
Real estate and business services	215,123,776	8.21
Community, social and personal services	75,302,989	2.87
Individuals	1,036,082,065	39.54
Other	182,810,608	6.98
Total	2,620,295,509	100.0

Source: South African Reserve Bank

Capital Markets

The JSE was established over 100 years ago and is the nation's primary licensed market for equity securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. Subsequently, the Stock Exchange Electronic Trading System (SETS), the trading and real-time information dissemination system of the London Stock Exchange, replaced JET. The use of SETS affords member firms and issuers of both the JSE and the London Stock Exchange easier access to each other's markets. JSE members and issuers connect to SETS and the JSE through a hub in South Africa. Through SETS, South African companies are able to access international markets without establishing a local presence offshore.

In June 2003, the JSE announced the first alternative exchange in Africa that will list small and medium sized companies, specifically targeting BBBEE and junior mining companies. The new market, named AltX, opened in October 2003 and runs parallel to the main exchange, with separate listings requirements and reduced fees. As of August 2005, 15 companies were listed on the AltX exchange with a market capitalization of R2 billion.

The Bond Exchange of South Africa (BESA), which was licensed in 1996, is the principal forum for trading debt instruments. The South African Futures Exchange (SAFEX) is the forum for trading futures contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as a financial derivatives division and an agricultural products division. Since the inception of Yield-X, the JSE's debt instrument exchange, South Africa's four exchanges are the JSE, the AltX, the Yield-X and the BESA.

Regulation of insider trading is vested in the Financial Services Board, which has extensive surveillance and detection capability and was established in partnership with the JSE.

Since 1995, the JSE has permitted limited liability corporate memberships and has phased out citizenship requirements for members of the JSE. Several banks, both domestic and international, have acquired or established stock-brokering businesses as members of the JSE. Stockbrokers are required to meet stringent capital adequacy requirements and to keep client funds in trust accounts separate from the stockbroker's own funds. The Stock Exchange Guarantee Fund was established to protect investors and may be used to discharge certain liabilities of members relating to the buying and selling of securities.

Since 1999, companies have been permitted to buy back their own shares and are required to disclose security interests, directors' pensions and compensation, and, in the case of public companies, to appoint a secretary. Legislation restricts undesirable advertising and canvassing relating to securities.

The following table sets forth the market capitalization and number of companies listed on the JSE and the JSE's trading volumes and values for the period indicated.

JSE

	2000	2001	2002	2003	2004	As at August 2005
Market capitalization(1)	1,551.5	1,770.7	1,584.1	1,787.2	2,566.4	2,984.7
Trading volume(2)	49,566	59,557	55,790	43,053	45,438	33,769
Trading values(3)	536,877	606,136	808,662	751,903	1,031,207	776,010
Listed companies(4)	616	542	472	426	403	389

Notes:—

(2)	In billions of Rand at end of period.

(7)	In millions of shares traded.

(8)	In millions of Rand.

(9)	Actual figures at the end of period.

Source: JSE

According to the Federation of International Stock Exchanges, the JSE was the 18th largest stock exchange in the world, in terms of market capitalization, as of the end of July 2005.

The market capitalization of the JSE at the end of August 2005 was approximately R2,985 billion, which is an all-time high. In the first eight months of 2005, the total value of share capital raised by companies listed on the JSE was R20.9 billion, a decrease of R15.8 billion compared to the first eight months of 2004. Turnover of shares listed on the JSE increased from approximately R752 billion in 2003 (42.1% of market capitalization at December 31, 2003) to R1,000 billion in 2004 (40.2% of market capitalization at December 31, 2004) and, in the first eight months of 2005, turnover of shares on the JSE amounted to R776 billion.

A number of foreign companies which have their primary listing on other exchanges maintain a secondary listing on the JSE, such as Anglo American and Old Mutual. Other companies which maintain a secondary listing on the JSE include Aquarius Platinum, Richemont Securities, Wankie Colliery and Bicc Cafca, Namibian Sea Products, Brait SA, Conafex Holdings, Halogen Holdings and Monteagle Holdings.

Non-residents of South Africa made net purchases of shares of R38.7 billion in the first eight months of 2005, as compared to net purchases of R33.2 billion in 2004. On average, non-resident participation in the JSE has accounted for 20% of the value of all shares traded in 2005 thus far. Annualized liquidity on the JSE increased from 35.6% in 2000 to 43.3% in August 2005 and the closing volume of the All Share price index on the JSE increased by 22% from the end of December 2004 to the end of August 2005. Notwithstanding these advances, 423 companies have delisted from the JSE since 1999.

The main index charting the performance of the JSE as a whole is the FTSE/JSE All Share Index. At August 31, 2005, the FTSE/JSE All Share Index included 159 companies and accounted for approximately 72% of the market capitalization of the JSE. At August 31, 2005, the 10 largest companies by market capitalization represented approximately 43% of total market capitalization. Other indices include four new benchmark indices, two capped indices and two shareholder-weighted indices. In May 2004, the JSE launched the Social Responsibility Index, which highlights corporate social and environmental responsibility and, in August 2004, the JSE launched the FTSE/JSE Style indices. The primary purpose of the FTSE/JSE Style indices is to provide investors with a measure of the performance of value and growth of companies which are constituents of the FTSE/JSE All Share index.

BESA became the sole formal forum for trading debt instruments (including domestic government debt securities, or gilts) in 1996. Electronic net settlement takes place through settlement agents appointed by the members and market practitioners. Bonds traded on BESA are cleared and immobilized through Share Transaction Totally Electronic Ltd. (STRATE), an electronic clearing and settlement system. The annualized turnover in the bond market in the eight months to August 2005 was approximately 14 times the nominal value of debt issued. The nominal value of turnover on BESA in 2004 was R8,400 billion compared with R10,700 billion in 2003. In the first eight months of 2005, turnover amounted to R5,500 billion. Since 1997, BESA has used a rolling settlement period of three days. BESA implemented a bond automated trading system in January 2000. This system introduced centralized price discovery through screen trading and price transparency through information dissemination.

Derivative instruments are traded either on an over-the-counter basis or on an exchange. The Financial Derivatives Division of the JSE, known as the SAFEX prior to its acquisition by the JSE in August 2001, is responsible for all futures contracts and options on futures. SAFEX Clearing Company (Pty) Ltd. (SAFCOM) is the clearinghouse for SAFEX and also provides compliance, surveillance and other exchange services. Trading takes place on an automated trading system. The number of contracts traded increased by 25% in the first eight months of 2005, compared with 2004. Listed futures contracts traded include equity futures, interest-rate futures and, since 1992, options on certain of these futures. The combined number of equity-related derivative contracts traded reached a then record high of 10.9 million contracts in the fourth quarter of 2001 and has since declined to 8.6 million contracts in the third quarter of 2004 before increasing to a new record high of 11.7 million contracts in the second quarter of 2005. SAFEX introduced commodity futures in South Africa in July 1995, Rand-dollar futures in May 1997, and individual equity futures in February 1999. Equity index contracts produced 96% of the turnover on SAFEX in 2004 and in the first eight months of 2005. Trading of futures and options amounted to R1,000 billion in 2004 and R814 billion in the first eight months of 2005.

Exchange Controls

The South African Reserve Bank on behalf of the Minister of Finance administers South Africa's exchange control regulations. It is assisted in this task by a number of banking institutions that have been appointed by the Minister of Finance as authorized dealers in foreign exchange. Such banking institutions undertake foreign exchange transactions for their own account with their clients within limits and subject to conditions established by the South African Reserve Bank.

Until 1995, control over non-residents' capital transactions was based mainly on the financial Rand system, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. Although the financial Rand system served South Africa well during the years of the country's economic isolation, it had many disadvantages and, in the period since the end of this economic isolation, it has served to discourage new foreign investment in the country. In 1995, the National Government abolished the financial Rand system and the resulting dual exchange rate, and relaxed the application of the exchange control regulations to allow for the free convertibility and repatriation of the local sale proceeds of South African investments owned by non-residents.

Since the abolition of the dual exchange mechanism in 1995, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. As discussed below, residents still face certain restrictions. However, these restrictions are gradually being eased so as to foster macroeconomic stability, a stronger balance of payments, and financial sector development.

The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature, such as travel allowances for vacation and business purposes, subsistence allowances for educational and other purposes and gifts to non-residents. South African residents have been permitted since July 1997 to export capital or to hold foreign currency and the current limit is R750,000 per person per year. Certain restrictions were, however, imposed on foreign investment by South African residents and corporations. With effect from October 2004, limits on foreign direct investments by South African corporations were abolished. South African corporations are allowed to retain foreign dividends offshore. Nevertheless, application to the South African Reserve Bank's Exchange Control Department for prior approval of a foreign investment is still required. These applications, which permit the South African Reserve Bank to monitor the level of foreign investment, are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa. The South African Reserve Bank reserves the right to stagger capital outflows relating to very large foreign investments so as to manage any potential impact on the foreign exchange market.

Portfolio or non-direct foreign investments were prohibited until 1995, when the Minister of Finance announced that institutions such as long term insurance companies, pension funds and unit trusts would be allowed, with prior approval from the South African Reserve Bank, to diversify a small portion of their investments by obtaining portfolio investments abroad, provided those investments were obtained by way of asset swaps, thereby ensuring that they had no effect on foreign exchange reserves. The asset swap mechanism was terminated in February 2001 and funds within limits may be externalized as described below.

Authorized dealers in foreign exchange are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the South African Reserve Bank. Since 1996, corporations engaged in exportation and importation have been permitted to offset costs of imports against proceeds from exports within a specified period.

Various measures aimed at easing certain of the country's remaining exchange control regulations became effective in mid-1997. The measures included abolishing most of the remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of Rand-dollar futures contracts on the South African Futures Exchange, with participation initially restricted to non-residents and local authorized dealers in foreign exchange; and relaxing the application of local borrowings limits to foreign controlled South African companies. In March 1998, the National Government announced that South African companies would be permitted to retain foreign currency earnings in the form of export proceeds and service receipts for up to 180 days from the date of shipment or date of service rendered. Such funds now may be retained in a customer foreign currency account for 180 days from the date of credit to the account.

Since May 2003, exchange controls have been further eased. Retirement funds, long-term insurers, investment managers registered as institutional investors for exchange control purposes are permitted, with prior South African Reserve Bank approval, to invest up to 15% of their total retail assets, and collective investment scheme management companies are permitted to invest up to 20% of their total retail assets in foreign portfolio investments. Blocked assets of emigrants are being unwound and emigrants may transfer out of South Africa more than R750,000, with the prior approval of the South African Reserve Bank, subject to an exiting schedule and an exit charge of 10% of the amount transferred. In the 2005 MTBPS released on October 26, 2005, the following further exchange control reforms were announced:

•	South African banks are allowed to hold up to 40% of their domestic regulatory capital in foreign assets as part of the shift from exchange controls to the prudential regulation of banks' foreign exposures. Non-African foreign assets will be restricted to 20%, while African assets may constitute up to the entire 40% . In addition, South African banks may extend foreign currency denominated facilities for the financing of approved foreign direct investments by South African companies.

The above prudential foreign exposure limit will regulate both on and off-balance sheet bank assets with a foreign content, including the trading book. The range of transactions will include, inter alia, underwriting foreign currency denominated bonds issued by local entities, including South African Government bonds; foreign currency denominated lending to non-residents; issuing guarantees; and foreign portfolio investments in bonds, shares or other assets.

The allowance comes into effect once agreement has been reached between the National Treasury, the South African Reserve Bank and the banking industry on an appropriate system of reporting.

•	The foreign exposure limit on collective investment schemes has been increased, with immediate effect, from 20% to 25% of total retail assets, and for investment managers from 15% to 25% of total retail assets. This will further enable South African residents to diversify their investment portfolios through domestic channels and enhance the role of South African fund managers in facilitating the flow of funds to the continent. This increase applies with immediate effect.

In his 2003 Budget speech, the Minister of Finance announced an exchange control amnesty program, which allowed residents of South Africa, for a specified time, to repatriate at a reduced tax rate monies previously and covertly invested overseas to circumvent exchange controls. See "Public Finance —

Taxation." Beginning in February 2004, the permitted level of local borrowings by operations owned or controlled by non-residents has been increased from 100% to 300% where 75% or more of the operation is non-resident owned.

Foreign companies, governments and institutions were permitted to list instruments on South Africa's securities exchanges. See "—Capital Markets" above. Furthermore, South African private individuals are now permitted to invest without restrictions in inward listed instruments on South African exchanges.

Gold and Foreign Exchange Contingency Reserve Account

The South African Reserve Bank maintains for the account of the South African Government, a Gold and Foreign Exchange Contingency Reserve Account, which consists of credit and debit balances of three different accounts: a gold price adjustment account; a foreign exchange adjustment account; and a forward exchange contracts adjustment account. From time to time, upon the agreement of the Minister of Finance and the Governor of the South African Reserve Bank, the balance of the account may be reduced by the issuance, by the South African Government to the South African Reserve Bank, of zero-coupon bonds convertible at the option of the South African Reserve Bank into interest-bearing bonds. Such an issuance, with a value of R7 billion, was made in 2002 in partial payment of the outstanding balance of the Gold and Foreign Exchange Contingency Reserve Account. The outstanding balance was R18.036 billion on March 31, 2004 and R5.292 billion on March 31, 2005. The aggregate amount of the three accounts comprising the account can fluctuate from time to time during each fiscal year.

In accordance with the Gold and Foreign Exchange Contingency Reserve Defrayal Act, the National Treasury issued to the South African Reserve Bank R7 billion zero-coupon bonds each year in the four-year period beginning in 2002-2003. The National Treasury has allowed the South African Reserve Bank to convert its current bond portfolio and future zero-coupon bonds into cash and short term interest-bearing bonds, enabling the South African Reserve Bank to improve management of liquidity in the market. The National Treasury paid the final tranche in April 2005.

All gold of the South African Reserve Bank is traded for the account of the South African Government, and the gold price adjustment account reflects any profit or loss on the gold held by the South African Reserve Bank. The foreign exchange adjustment account reflects any profit or loss on assets of the South African Reserve Bank denominated in currencies other than Rand as a result of depreciation or appreciation, as the case may be, of the Rand against the currency of such assets. Since 1997, the South African Reserve Bank has permitted an increasing percentage of South Africa's gold production to be marketed by the Rand Refinery and various mining houses.

The forward exchange contracts adjustment account reflects any profit or loss on any forward exchange contract entered into by the South African Reserve Bank, and any profit or loss due to changes in the value of the Rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the South African Reserve Bank has refrained from providing cover for periods longer than one year. The South African Reserve Bank is reducing its role in providing forward foreign exchange to cover future external commitments, and only enters this market at its own initiative. Private banking institutions now are encouraged to develop an active and efficient forward foreign exchange market without undue participation by the South African Reserve Bank.

Rapid progress was made in reducing the net open forward position of the South African Reserve Bank in 1999, but this slowed in 2000 as a result of smaller capital inflows. The net open forward position was reduced to U.S.$4.8 billion at the end of 2001, to U.S.$1.8 billion in June 2002 and was further reduced to $0 in May 2003. At the end of September 2005, the net open forward position, which is now referred to as the International Liquidity Position, was positive U.S.$16.1 billion. The South African Reserve Bank's stated policy is not to intervene by utilizing the foreign exchange markets to influence the value of the currency.

In February 2004, the South African Reserve Bank closed its forward foreign exchange book, eliminating a key source of external vulnerability and pressure on money market operations. With a reduced need for the sterilization of activities arising from forward contracts, the South African Reserve Bank has normalized its money market activities and has been able to increase South Africa's net international reserves.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

South Africa's imports and exports (including gold) accounted for roughly 29.8% of real GDP in 2004 and 33.2% in the first half of 2005. Underpinned by continued strong growth in domestic demand, imports grew substantially and countered the solid performance of exports. Although reduced, South Africa's trade deficit persisted into the first and second quarters of 2005.

The following table sets forth South Africa's foreign trade for the periods indicated.

Foreign Trade(1), (2)

	2000	2001	2002	2003	2004	2005(5)
	(Rand)
Exports
Mining	27,271,541,140	34,820,105,875	43,250,113,016	33,082,443,180	35,379,530,640	21,849,942,495
Motor vehicles, parts & accessories	14,186,283,022	17,619,783,027	24,067,556,352	24,540,621,944	25,590,521,771	12,209,536,480
Basic iron & steel	19,390,376,520	18,707,338,161	26,032,175,992	30,060,136,376	37,106,085,500	21,089,092,370
Non-electrical machinery(3)	10,568,607,680	16,201,139,808	18,489,476,494	16,492,540,142	16,489,763,207	9,211,150,115
Industrial chemicals	10,524,915,506	12,357,391,708	15,811,518,392	12,496,936,839	14,844,620,946	8,965,385,122
Agriculture	6,680,267,483	7,989,839,618	11,198,918,527	10,905,714,004	11,107,667,639	6,315,945,980
Non-ferrous metals	38,032,059,420	39,979,836,861	53,698,837,384	52,776,675,819	79,783,926,928	36,637,511,671
Processed food	7,729,941,421	9,256,758,611	11,837,616,368	9,970,255,075	8,549,399,217	4,722,472,207
Petroleum and petroleum products	9,023,331,763	10,327,772,335	10,386,760,879	9,690,254,276	8,069,135,090	4,841,410,402
Paper & paper products	6,337,515,533	6,496,047,461	7,204,760,221	6,457,086,975	5,725,486,130	2,836,341,941
Other chemicals products	3,703,207,225	4,332,267,519	6,449,811,991	5,203,609,981	4,920,456,774	2,577,738,722
Other	54,836,811,517	37,159,499,654	49,565,472,664	43,883,764,138	43,562,409,008	21,233,600,044
Total exports	208,284,858,230	215,247,780,638	277,993,018,280	255,560,038,749	291,129,002,850	152,490,127,549
Imports
Non-electrical machinery(3)	29,585,084,361	35,579,877,422	45,957,240,504	45,508,835,335	50,100,815,154	27,155,937,003
Motor vehicles, parts & accessories	25,249,938,144	31,777,832,025	42,321,375,851	42,467,881,580	50,275,000,684	29,944,309,396
Mining	28,500,815,994	31,869,416,030	35,790,983,802	33,816,168,354	45,021,731,873	22,655,729,613
Radio, Television and Communications	15,110,224,692	15,516,242,105	19,197,171,660	14,622,128,443	18,495,681,682	10,235,084,636
Other chemical products	11,375,976,100	13,389,783,733	17,405,878,142	15,231,015,009	15,351,561,065	8,552,932,943
Industrial chemicals	10,975,278,786	12,257,436,777	16,609,245,749	13,857,539,235	15,492,573,908	8,092,229,222
Professional equipment, etc.	6,224,404,326	7,517,754,482	9,890,264,307	8,385,839,210	9,331,382,474	4,961,695,028
Transport equipment(4)	6,827,814,704	9,105,019,326	10,375,139,828	13,913,613,418	18,916,477,260	8,713,698,933
Electrical machinery	5,813,510,434	6,611,914,240	8,239,859,606	8,219,294,994	8,013,918,116	4,312,271,159
Processed food	5,760,972,163	6,813,853,582	8,283,921,179	8,288,608,458	10,026,224,563	5,072,949,102
Metal products	3,231,791,430	3,952,460,179	5,267,781,629	4,672,918,036	5,455,194,613	2,823,877,780
Other	39,408,551,717	41,049,658,445	55,119,317,788	49,446,910,895	59,887,420,773	31,989,047,684
Total Imports	188,064,362,851	215,441,248,346	274,458,180,045	258,430,752,967	306,367,982,165	164,509,762,499

Notes:—

(1)	Not adjusted for balance of payments purposes.

(2)	The totals for the geographical distribution of foreign trade presented in the table titled "Distribution of Trade" may differ from the data presented herein due to the differing methodologies employed (see "The External Sector of the Economy — Geographic Distribution of Trade"). Further, note that the data presented herein was calculated using data from the IDC, whereas the balance of trade figures provided below and set out in the section titled "Summary Information" were calculated by the South African Reserve Bank using different methodology.

(3)	Excluding metal products.

(4)	Excluding machinery and equipment.

(5)	Estimates for the first two quarters of 2005.

Source: South African Industrial Development Corporation.

The following table sets forth South Africa's balance of trade for the periods indicated.

Balance of Trade

Year	Balance of Trade (millions of Rand)
2000	32,650
2001	44,597
2002	50,247
2003	25,590
2004	(168)
2005(1)	(712)

(1)	To September 30, 2005.

Source: South African Reserve Bank.

Exports

South Africa's exports have traditionally consisted largely of primary products, especially mining products, with gold, diamonds, platinum group metals, coal and iron exported in large quantities. However, in recent years, manufactured products have accounted for an increasingly large proportion of exports.

Following a decline of 11.5% in 2003, the volume of merchandise exports increased by 9% in 2004 then declined by 1.3% and rose by 8.4% in the first and second quarters of 2005, respectively. The value of South Africa's merchandise exports, which had experienced an upward trend between 1997 and 2002, increased again by 9% in 2004 to R278.9 billion from R256.0 billion in 2003. Firm growth continued into 2005 and in the first two quarters, the value of merchandise exports was R306 billion. The appreciation of the Rand, which began in 2003 continued into 2004, combined with strong domestic expenditure, caused demand for imports to gain momentum and undermined the relatively good export performance in 2004. Export prices, expressed in Rand, declined by 9.7% in 2003 before rising by 3% in 2004. In the first half of 2005 export prices increased by a further 1%.

For the calendar year 2004 as a whole, net proceeds from gold exports declined by 4%. Whereas net gold exports increased steadily in 2001 and 2002 because of the depreciation of the Rand, the Rand's appreciation in 2003 and 2004 has had a negative impact on the average Rand price of gold, and consequently a negative impact on net gold exports. In 2002, the average Rand price of gold was R3,242 per fine ounce compared to R2,739.97 and R2,637 for 2003 and 2004 respectively. It averaged R2,680 per fine ounce in the first two quarters of 2005. The continued decline in gold production reduced the value of net gold exports for the second consecutive quarter from R28.4 billion in the first quarter of 2005 to R27.9 billion in the second quarter — the lowest level since the second quarter of 2001.

Imports

Firm growth in domestic expenditure and high oil volumes contributed to the physical quantity of imports rising by a sizeable 16.6% in 2004, compared to 5% in 2003. In line with the fluctuations of the Rand, the Rand prices of imported goods declined by 11% in 2003 and increased by 0.7% in 2004 and 1.0% in the first two quarters of 2005. The value of merchandise imports increased by a brisk 17.7% in 2004 after having declined by 6.4% in 2003 and, in the first two quarters of 2005, it increased by 13.4% compared to the first two quarters of 2004.

South Africa's Commitment to the WTO

South Africa was a founding member of the General Agreement on Tariffs and Trade (GATT) and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. The South African Government is committed to the principles expressed in the GATT, now greatly expanded by the results of the Uruguay Round of Multilateral Trade Negotiations (the Marrakesh Agreement). South Africa acceded to the Marrakesh Agreement in 1994 and became a member of the WTO upon its establishment in 1995.

Pursuant to the Marrakesh Agreement, South Africa reduced its tariffs on industrial products by approximately one third from the levels prevailing in 1994. This occurred over a five-year period from 1995-1999 (excluding the motor and textile sectors, where the phasing-out of tariffs was scheduled for, and completed in, an eight-year period to 2002).

South Africa also agreed to establish ceilings above which it would not raise its tariffs in respect of 98% of its tariff lines, compared with 16% prior to the Marrakesh Agreement. The rate at which scheduled reductions are made is determined by the National Government in light of industry-specific circumstances with a view to supporting the development and overall competitiveness of the economy. In addition to its WTO commitment of a one-third reduction in tariff rates, South Africa simultaneously undertook a major tariff restructuring which involved further reductions beyond its commitments and the simplification of the tariff structure by eliminating approximately one-third of the tariff lines and reducing the number of different rates in order to achieve greater uniformity. Quantitative restrictions on agricultural imports have also been eliminated and replaced by tariffs, where justified, on the recommendation of the Board on Tariffs and Trade or its successor, the International Trade Administration Commission. Most sectors are expected to benefit from lower input costs as a result of the reductions in South African tariffs. The abolition of South Africa's remaining import surcharges is expected to strengthen these trends.

Pursuant to the Marrakesh Agreement, South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. See "The South African Economy — Principal Sectors of the Economy — Manufacturing." South African industries therefore are being encouraged to improve their competitiveness in domestic and foreign markets, despite diminishing levels of tariff support from the South African Government. However, South African industries are expected to benefit from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the European Union, Japan, Norway, Russia, Switzerland and the United States.

Geographic Distribution of Trade

During the apartheid era, South Africa was isolated from, and subject to, economic, cultural and political sanctions by the international community. The country fully re-established its links with the outside world following the 1994 elections. See "Republic of South Africa — International Relations."

The following table sets forth the distribution of South Africa's exports and imports of merchandise for the periods indicated.

Distribution of Merchandise Trade

	2002	2003	2004	2005(1)
	(Rand)
Exports
Australia	5,150,115	5,723,886	7,157,620	6,232,781
Belgium	9,258,024	7,364,724	7,210,780	5,754,897
China	4,744,393	6,704,340	6,580,392	5,535,478
France	6,806,192	5,161,144	5,513,816	4,424,425
Germany	22,172,003	18,071,769	20,391,036	13,922,769
India	4,037,280	3,350,322	3,713,043	5,430,428
Italy	8,184,567	6,952,868	7,784,031	4,943,106
Japan	24,783,866	24,172,021	26,601,871	21,143,195
Mozambique	6,418,899	5,676,203	5,077,739	3,722,386
Netherlands	12,620,911	11,405,869	12,077,595	10,158,506
Spain	6,424,855	6,156,553	7,140,342	5,472,611
Switzerland	5,567,727	5,743,533	7,270,604	5,162,720
United Kingdom	27,568,126	24,170,332	27,869,388	21,827,682
United States	39,940,276	28,841,353	29,990,930	19,962,815
Zimbabwe	7,309,455	6,551,409	6,182,317	5,071,590
Other	127,117,497	109,628,330	115,554,764	76,862,861
Total	314,104,294	272,674,656	296,116,268	215,446,250
Imports
Australia	7,793,284	6,112,773	7,247,278	4,585,536
Brazil	4,918,614	5,343,984	6,413,381	5,326,548
China	14,266,388	16,600,250	23,021,153	18,651,210
France	11,310,442	15,463,951	18,768,189	11,767,196
Germany	43,155,758	38,451,417	43,644,943	33,445,178
India	2,943,267	3,126,148	4,547,261	4,264,752
Iran	9,667,271	9,286,363	15,222,821	9,342,373
Italy	9,939,139	8,418,809	9,268,130	6,795,146
Japan	19,122,094	18,236,646	20,942,096	14,919,302
Korea	4,498,573	4,184,035	6,492,796	5,941,884
Netherlands	5,013,020	4,410,527	4,536,096	3,616,719
Saudi Arabia	12,497,470	15,049,987	17,085,370	12,121,312
Spain	3,541,844	3,845,187	4,321,943	3,682,901
United Kingdom	25,117,075	22,596,969	21,125,373	13,716,820
United States	31,981,200	25,079,415	25,970,474	17,744,202
Other	68,216,719	61,142,864	77,145,381	59,629,810
Total	273,982,158	257,349,325	305,752,615	225,550,889

Note:—

(1)	As at the end of August 2005.

Source: South African Revenue Services.

Balance of Payments

The following table sets forth the balance of payments for South Africa for the periods indicated.

Balance of Payments(1)

	2000	2001	2002	2003	2004	2005(8)
Current account	(millions of Rand)
Merchandise exports (f.o.b.)(2)	194,223	236,556	289,608	256,334	278,932	152,524
Net gold exports(3)	27,838	29,276	43,643	34,210	32,830	14,086
Service receipts	34,950	39,752	49,018	56,431	53,426	26,496
Income receipts	17,432	21,125	22,709	21,373	20,641	11,950
Less: Merchandise imports (f.o.b.)(2)	189,411	221,235	283,004	264,954	311,930	107,322
Less: Payments for services	40,346	44,692	56,012	59,946	60,099	31,330
Less: Income payments	39,456	53,301	52,109	56,141	48,611	27,031
Current transfers (net receipts)	(6,422)	(6,257)	(5,843)	(6,182)	(9,562)	(5,221)
Balance of current account	(1,192)	1,224	8,010	18,875	44,373	(25,848)
Capital transfer account (net receipts)	(359)	(256)	(162)	327	342	—
Financial account
Direct investment
Liabilities(4)	6,158	58,404	7,958	5,443	3,773	1,210
Assets(5)	(1,878)	27,359	4,195	(4,365)	(10,359)	3,225
Net direct investment	4,280	85,763	12,153	1,078	(6,586)	4,435
Portfolio investment
Liabilities	11,793	(24,000)	5,344	7,842	44,848	29,881
Assets	(25,628)	(43,626)	(9,619)	(958)	(5,944)	1,031
Net portfolio investment	(13,835)	(67,626)	(4,275)	6,884	38,904	30,912
Other investment
Liabilities	10,828	(10,226)	304	8,907	13,499	22,851
Assets	947	(12,324)	16,738	26,039	18,059	(7,967)
Net other investment	11,775	(22,550)	17,042	34,946	31,558	14,884
Balance of financial account	2,220	(4,413)	24,920	42,908	63,876	50,231
Unrecorded transactions(6)	5,008	10,042	4,379	27,473	32,267	(2,244)
Change in net gold and other foreign reserves owing to balance of payments transactions	5,677	6,597	37,147	51,833	52,112	22,356
Change in liabilities related to reserves(7)	(1,922)	13,571	(20,090)	1,911	2,949	2,514
SDR allocations and valuation adjustments	11,919	47,787	(36,647)	(22,207)	(35,916)	24,888
Net monetization (+) / demonetization (−) of gold	(563)	622	(563)	1,137	84	(248)
Change in gross gold and other foreign reserves	15,111	68,577	(20,153)	32,674	19,229	49,510
Change in capital transfer and financial accounts including unrecorded transactions	6,869	5,373	29,137	70,708	96,485	48,106

Notes:—

(1)	Data for the last four years is preliminary and subject to revision.

(2)	Published customs figures adjusted for balance of payments purposes.

(3)	Net foreign sales of gold plus changes in gold holdings of the South African Reserve Bank and other banking institutions.

(4)	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10% of the voting rights.

(5)	Investment by South African residents in undertakings abroad in which they have at least 10% of the voting rights.

(6)	Transactions on the current, capital transfer and financial accounts.

(7)	Liabilities related to foreign reserves include all foreign short-term liabilities of the South African Reserve Bank and short-term foreign loans to the Central Government by international organizations.

(8)	Through the second quarter of 2005.

Source: South African Reserve Bank.

Current Account

From 1985 to 1993, South Africa recorded current account surpluses that funded large capital outflows. The surplus in the current account of the balance of payments reversed from R0.1 billion in 1994 to deficits thereafter, reaching a deficit of R13.1 billion, or 1.8% of GDP, in 1998. This figure reflected a response to the currency depreciation and the sharp rise in the value of merchandise imports. See "— Foreign Trade" above. The deficit in the current account narrowed to R4.2 billion in 1999, R1.2 billion in

2000 and reversed into a surplus of R1.2 billion in 2001. Although South Africa recorded a current account surplus of R8.0 billion in 2002, the current account balance thereafter reversed to a deficit of R18.9 billion in 2003 and deteriorated further in 2004. A widening of the deficits in the services, income and current transfers categories was the principal cause of this deterioration in the current account balance. The current account recorded a deficit of R52.1 billion in the second quarter of 2004 and narrowed to R43.1 billion in the third quarter and then (seasonally adjusted and annualized) subsequently grew (seasonally adjusted and annualized) to R57.3 billion in the fourth quarter of 2004. This deficit has since contracted to R52.8 billion in the first two quarters of 2005.

As a consequence of the depreciation of the Rand, the value of merchandise exports rose by approximately 11.4% in 1999, 28.9% in 2000, 21.1% in 2001 and 21.8% in 2002. However, with the rapid appreciation of the Rand in 2003, the value of merchandise exports decreased by 10.6% in 2003 and thereafter increased by 8.8% in 2004. On a quarter-to-quarter basis, merchandise exports grew by 17% in the second quarter of 2005. The overall rise in the value of exported goods was observed in all the main export categories, namely agriculture, mining and manufacturing.

Following a decline of 7.2% in 1999, the value of net gold exports increased in 2000, 2001 and 2002. However, due to the appreciation of the Rand, the value of net gold exports decreased by 21.6% in 2003 and by a further 6.0% in the first three quarters of 2004. While the volume of net gold exports declined from 2001 to 2002, the rise in the value of net gold exports during the same period is attributed to the increase in the price of gold, which rose from an average price of U.S.$290 per ounce in the first quarter of 2002 to U.S.$323 per ounce in the fourth quarter of 2002. The volume of net gold exports contracted further in 2003 and, despite an increase in the average fixing price of gold on the London market, the average realized price in Rand terms declined from R3,242 per fine ounce in 2002 to R2,739 in 2003. In 2004, the value of gold exports declined by 4.0% to an annualized R32.8 billion, largely owing to a decline in South Africa's gold production.

With the increase in domestic expenditure, the demand for imported goods and services rose in the 1999-2002 period, with merchandise imports rising from R189.4 billion in 2000 to R221.2 billion in 2001, and to R280.6 billion in 2002. In 2003, the value of merchandise imports decreased to R262.8 billion, and in the first three quarters of 2004, the value of merchandise imports decreased further to R224.8 billion. Declining wholesale prices in South Africa's main trading partners and an increase in the average effective exchange value of the Rand resulted in a decline of approximately 6.5% in the average level of import prices between the first and second halves of 2003. In 2004, the value of merchandise imports increased briskly to R311.9 billion, and in the first two quarters of 2005 the value of merchandise imports increased further to R338.9 billion compared to R298.8 in the first two quarters of 2004. Rising production prices in South Africa's trading-partner countries, together with the decline in the nominal effective exchange value of the Rand and higher international crude oil prices raised import prices on average by 6.5% in the second quarter of 2005. With a parallel increase in import volumes, however, the higher level of domestic expenditure lifted the value of imports by 13.5% to R360 billion in the second quarter of 2005.

The deficit in the services, income and current transfers accounts remained broadly unchanged at R45.0 billion in 2004 compared to 2003 and for the first two quarters of 2005 the deficit widened to R48.2 billion on an annualized basis.

Financial Account

The 1994 election marked the beginning of a reversal in the decade-long, steady net outflow of capital from South Africa. Following significant net inflows of capital in 1994 and 1995, increased uncertainty concerning the value of the Rand caused the net inflow of capital (not related to reserves) to decrease in 1996. Net capital inflows were recorded in 1997 and in 1998. Strong portfolio investment in South Africa resulted in a R29.5 billion inflow of capital into the country in 1999, which was the highest recorded inflow of capital up to that year. Subsequently, a global reassessment of risk by international investors in emerging markets and heightened volatility in asset prices resulted in a deterioration in portfolio investment during 2000. The balance of the financial account (including unrecorded transactions) recorded a substantially lower net inflow of R7.2 billion in 2000. In 2001, negative foreign investor sentiment worsened, resulting in a net inflow of only R5.6 billion. By the beginning of 2002, foreign investor sentiment had improved noticeably and, as the prices of domestic assets were at attractive levels following the decline in the exchange value of the Rand, substantial capital inflows into the economy were restored, which resulted in a net inflow of capital of R24.9 billion being recorded.

The financial account of the balance of payments recorded a surplus of R70.4 billion in 2003. This surplus was primarily due to a strong inflow of portfolio investment capital in the first half of the year and record capital inflows in the latter half of the year. The financial inflow continued during 2004, recording a record net inflow of R96.1 billion.

Surplus liquidity in international financial markets, together with the search for high-yielding investments by foreign investors, resulted in an inflow of R48 billion during the first half of 2005.

The following table sets forth capital movements into and out of South Africa for the periods indicated.

Capital Movements(1)

	2000	2001	2002	2003	2004	2005(8)
	(millions of Rand)
Liabilities(2)
Direct Investment(3)	6,158	58,404	7,958	5,443	3,773	1,210
Public corporations	—	—	(383)	—	(12,659)	—
Banking sector	312	—	—	165	1,640	—
Private non-banking sector	5,846	58,404	8,341	5,278	14,792	1,210
Portfolio investment	11,793	(24,000)	5,344	7,842	44,848	29,881
Monetary authorities	—	—	—	—	—	—
Public authorities	(13,824)	(13,999)	10,231	3,899	3,099	5,057
Public corporations	(1,164)	(5,099)	(244)	(756)	238	(3,211)
Banking sector	20	4,128	(1,745)	(413)	2,961	2,742
Private non-banking sector	26,761	(9,030)	(2,898)	(5,112)	38,550	25,293
Other Investments	10,828	(10,266)	304	8,907	13,499	22,851
Monetary authorities(4)	(592)	(46)	802	(564)	689	(566)
Public authorities	127	1,157	21,906	(1,975)	(2,078)	389
Public corporations	1,571	(3,709)	(680)	(645)	(3,002)	3,319
Banking sector	8,866	(6,416)	(16,676)	(832)	11,252	19,567
Private non-banking sector	856	(1,212)	(5,048)	12,923	6,638	142
Assets(5)
Direct Investment(6)	(1,878)	27,359	4,195	(4,365)	(10,359)	3,225
Public corporations	—	—	—	—	—	—
Banking sector	—	10	—	—	—	—
Private non-banking sector	(1,878)	27,349	4,195	(4,365)	(10,359)	3,225
Portfolio investment	(25,628)	(43,626)	(9,619)	(958)	(5,944)	1,031
Monetary authorities	—	—	—	—	—	—
Public authorities	—	—	—	—	—	—
Public corporations	—	—	—	—	—	—
Banking sector	(1,595)	50	(344)	(90)	410	3,780
Private non-banking sector	(24,033)	(43,676)	(9,275)	(868)	(6,354)	(2,479)
Other Investments(7)	947	(12,324)	16,738	26,039	18,059	(7,967)
Monetary authorities	(1)	(1)	3	7	31	(43)
Public authorities	—	(3,361)	(4,395)	(2,995)	(669)	(651)
Public corporations	132	102	(482)	967	(441)	(102)
Banking sector	(1,709)	(2,703)	(4,422)	(1,071)	2,084	(3,506)
Private non-banking sector	2,525	(6,361)	26,034	29,091	17,054	(3,665)

__________________

Notes:—

(1)	Identified capital movements.

(2)	A decrease in liabilities (outflow of capital) is indicated by parentheses.

(3)	Investment by foreigners in undertakings in South Africa in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.

(4)	These transactions comprise only the liabilities of the Corporation of Public Deposits.

(5)	An increase in assets (outflow of capital) is indicated by parentheses.

(6)	Investment by South African residents in undertakings abroad in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.

(7)	Including the long-term assets of the South African Reserve Bank and the Corporation of Public Deposits.

(8)	Through the first two quarters of 2005.

Source: South African Reserve Bank.

The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated. Data for 2004 and 2005 is not yet available.

Foreign Direct Investment

	1999	2000	2001	2002	2003
	(millions of Rand)
South African foreign direct investment
Europe	176,621	208,937	193,323	142,819	137,356
Africa	9,971	12,265	14,031	13,340	15,837
Americas	10,937	16,474	16,508	22,625	16,966
Asia	1,272	1,671	3,698	4,301	3,510
Oceania	4,232	5,241	3,856	6,796	6,807
Other	3	65	—	30	31
Total	203,036	244,653	231,416	189,911	180,507
Foreign direct investment in South Africa
Europe	288,042	292,632	332,336	211,208	245,823
Americas	19,052	22,852	22,414	25,139	32,047
Asia	8,746	10,154	10,740	13,872	20,480
Africa	1,769	2,279	5,049	5,468	4,659
Oceania	907	548	156	150	429
Other	114	394	—	—	—
Total	318,630	328,859	370,695	255,837	303,438

__________________

Source: South African Reserve Bank.

From the end of 1985 to the end of 2004, South Africa's total foreign debt (including debt owed by both the National Government and private debtors), expressed as a percentage of GDP, decreased from 41.4% to 19.8% and, expressed as a percentage of the country's exports of goods and services, decreased from 126.1% to 70.7%. See also "National Government Debt — Debt Record."

The following table sets forth total foreign currency-denominated debt of South Africa for the periods indicated.

Foreign Currency-Denominated Debt of South Africa(1)

	2000	2001	2002	2003	2004	2005(6)
	(millionsofRand)(2)
Affected debt(3)
Public sector	2,793	—	—	—	—	—
Monetary sector(4)	431	—	—	—	—	—
Non-monetary private sector	2,460	—	—	—	—	—
Total affected debt	5,684	—	—	—	—	—
Other foreign-currency-denominated debt
Public sector	28,487	36,452	43,281	32,893	27,513	28,868
Monetary sector(4)	62,650	107,712	54,805	39,036	39,302	50,641
Non-monetary private sector	47,885	72,505	50,978	45,805	35,758	41,617
Bearer bonds and notes	41,966	72,481	67,480	64,235	54,586	58,860
Long-term loans(5)	1,483	1,487	260	53	—	—
Total other foreign-currency-denominated debt	182,471	290,637	216,804	182,022	157,159	179,987
Total foreign-currency-denominated debt	188,155	290,637	216,804	182,022	157,159	179,987

Notes:—

(1)	Excluding blocked Rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.

(2)	Valued at middle-market exchange rates as of the end of period.

(3)	South Africa's external debt increased during the first half of the 1980s from $16.9 billion in 1980 to $23.7 billion in 1985, approximately $15 billion of which was repayable within 15 months. Although the total external debt in 1985 was not excessive by international standards, the build-up of short-term debt, combined with political and social developments in South Africa and increasing pressure by international banks on South Africa, created a major liquidity crisis and caused further downward pressure on the exchange rate of the Rand. In September 1985, the Minister of Finance announced that repayments of certain "affected" indebtedness to foreign creditors would be prohibited during the last four months of 1985, later extended to the end of March 1986 (the Standstill). Of South Africa's total outstanding external debt of $23.7 billion at August 31, 1985, $13.6 billion was defined as "affected" debt. The balance, $10.1 billion, was not affected by the Standstill. The Standstill did not apply to payments for normal current transactions and specifically excluded payments on certain categories of foreign debt, namely: (i) bonded debt issues, (i.e., bonds quoted on foreign stock exchanges and notes privately placed); (ii) debts payable to international organizations; (iii) debts guaranteed by foreign governments or their export agencies; (iv) foreign debt commitments of the South African Reserve Bank; (v) outstanding amounts due from domestic importers to foreign suppliers for goods and services rendered after the start of 1985 in South Africa; and (vi) new loans granted by non-residents to residents after the beginning of September 1985. Both interest payment and capital repayment obligations related to these debts were not affected by the Standstill (the non-affected debt), and all such obligations in respect of public debt have been fully met. In March 1986, the First Interim Debt Arrangement provided for the extension of the standstill on repayment of affected debt of $13.6 billion until June 1987 but provided for the continued payment of interest on the affected debt at an approved rate and also for the repayment of 5% of the principal of certain affected debt that matured before June 1987. In March 1987, a Second Interim Debt Arrangement extended the standstill on affected debt of $13.9 billion to June 1990 and made provision for the periodic repayment of up to 13% of the declining balance of affected debt with maturity dates up to June 1990. In October 1989, a Third Interim Debt Arrangement extended the standstill on affected debt of $7.3 billion to December 1993 and made provision for the periodic repayment of up to 20.5% of the declining balance of affected debt with maturity dates up to December 1993. In September 1993, agreement was reached with South Africa's foreign creditor banks for a final rescheduling of the remaining amount of $4.4 billion of affected debt which was repaid to creditors in full from February 1994 through August 2001. Since August 1985, payments of both principal and interest have been fully met on both affected and non-affected debt: in the case of non-affected debt, pursuant to the terms of original contract obligations and in the case of affected debt, pursuant to the terms of the four interim debt arrangements. South Africa repaid the affected debt in full in August 2001 and the Debt Standstill Regulations were repealed in November 2001. Valued at the exchange rates at August 31, 1985, the outstanding amount of affected debt at the time of the special arrangements in September 1985 was reduced by $13.6 billion under the Interim and Final Debt Arrangements.

(4)	Including lending to other sectors.

(5)	Debt converted to long-term debt outside the standstill net.

(6)	For the period to March 2005.

Source: South African Reserve Bank.

Reserves and Exchange Rates

South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents since the abolition of the financial Rand and the dual exchange rate in 1995.

Events in other parts of Southern Africa and a substitution by international investors of commodity-related assets in favor of other assets resulted in a decline of 6.5% in the weighted exchange rate of the Rand from the end of December 1999 to June 2000, and a decline of 7.1% from the end of June 2000 to December 2000. Concern about the possible impact of rising oil prices on global growth prospects contributed to increased volatility in international currency and securities markets as investors became increasingly risk-averse toward the end of 2000.

A strong improvement in the overall balance of payments, and news of the restructuring of De Beers and the consequent inflow of foreign capital into South Africa, brought an end to this decline in the second quarter of 2001 as the nominal effective exchange rate strengthened by 1.2% in this quarter. The Rand once again fell in July and August 2001, partly due to the political crisis in Zimbabwe and the related increased fear of spill-over effects on the South African economy. Concern among international investors about developments in emerging markets in general weighed heavily on the external value of the Rand during the third quarter of 2001. This aggravated the effects of the demand for foreign exchange to finance a deficit in the current account of the balance of payments during the third quarter of 2001. The pace of decline in the exchange rate accelerated further when exporters delayed the repatriation of their export proceeds in anticipation of a decline in the exchange value of the Rand. Importers, in turn, advanced the payment of their external commitments. The nominal effective exchange rate of the Rand declined by 13.6% from the end of the second quarter of 2001 to the end of the third quarter. On balance, this was the largest quarter-on-quarter decline in the trade-weighted value of the Rand since the emerging-market crisis of 1998. The terrorist attacks on the United States heightened volatility in the domestic foreign exchange market even further during September 2001. In the fourth quarter of 2001, the global economic slowdown began to have an impact on South Africa, with the exchange rate absorbing the major part of the adjustment, resulting in the Rand depreciating by approximately 26% against the U.S. dollar. Investor wariness of emerging market assets resulting from the debt default in Argentina, depressed commodity prices globally and the deteriorating political situation in Zimbabwe contributed to the weakening of the Rand. As a result, the Rand depreciated to R13.00 per dollar as of December 20, 2001.

Following this significant depreciation of the Rand, President Mbeki established a commission of inquiry, headed by Judge Myburgh, to investigate the role various foreign exchange transactions may have played in such depreciation and whether there was any unlawful conduct. In response to risks of contagion effects in the Southern African region along with the chance of a rise in interest and inflation rates, increased focus has been also placed on the strengthening of the enforcement of exchange control regulations. The Rand strengthened in the first few months of 2002 before again weakening in the third quarter as investor uncertainties about both mature and some emerging markets contributed towards a net withdrawal of foreign portfolio capital. Other developments weighing on the external value of the Rand in 2002 included events in Zimbabwe and the initial lack of clarity regarding the terms of the mining industry empowerment charter. The National Government's restatement of its commitment to restructuring state assets and the depreciation of the U.S. dollar against major international currencies lent support to the recovery of the Rand in the final months of 2002. The Rand's value appreciated considerably in 2002, and at December 31, 2002, was up 24.2% from its level on December 31, 2001.

Although the political and economic crisis in Zimbabwe worsened, the Rand's value continued to appreciate in 2003 in part as a result of rising foreign-currency prices of South Africa's main export commodities, the depreciation of the U.S. dollar and the positive interest rate differential between South Africa and its main trading partners. At December 31, 2003, the Rand had strengthened by 16.2% from its level at December 31, 2002. From the end of 2003 to December 31, 2004, the nominal effective exchange rate of the Rand appreciated further by 11.7%, supported by a relatively weaker US dollar, firm commodity prices and positive investor sentiment towards South Africa. As of August 2005, the external value of the Rand depreciated by 10.2% compared to the end of 2004. This can be attributed to the narrowing of the interest rate differential between South Africa and its most important trading-partner countries.

The following table sets forth, for the periods indicated, the exchange rate of the Rand per U.S. dollar.

Rand
(against the U.S. dollar)

Year	High	Low	Average	At Period End
2000	6.0593	7.8453	6.9353	7.5683
2001	7.4822	13.0028	8.6031	12.0862
2002	8.6580	12.5359	10.5165	8.6580
2003	6.2577	9.0398	7.5647	6.6558
2004	5.6148	7.5197	6.4499	5.6356
2005(1)	5.6497	6.9186	6.2998	6.5033

Note:—

(1)	For the period through August 2005.

Source: South African Reserve Bank.

Change in Reserves

South Africa's net international reserves increased by R5.7 billion in 2000 and R6.6 billion in 2001. Cumulatively, the country's net international reserves rose by R37.1 billion in 2002, by a further R51.8 billion in 2003 and by a further R52.1 billion in 2004. During the first half of 2005 the country's net international reserves rose by a further R22.4 billion. South Africa's gross gold and other foreign reserves increased from U.S.$12.6 billion at the end of December 2001, to U.S.$15.4 billion at the end of December 2002, to U.S.$24.9 billion at the end of December 2003, to U.S.$32.8 billion at the end of 2004, and to U.S.$35.2 billion at the end of June 2005. Expressed in Rand terms, the gross gold and other foreign exchange reserves declined from R152.8 billion at the end of December 2001 to R132.6 billion at the end of December 2002 and increased to R165.3 billion at the end of December 2003, to R184.5 billion at the end of 2004. Import cover improved to 17 weeks' worth at the end of 2002, 23 weeks' worth at the end of 2003 and to 25 weeks' worth at the end of June 2005.

Short-term credit facilities utilized by the South African Reserve Bank remained unchanged at R20.8 billion from the end of March 2001 to the end of July 2001, at which time the South African Reserve Bank and the National Treasury announced the successful conclusion of a three-year syndicated loan facility to the value of U.S.$1.5 billion. The National Treasury participated as a potential co-borrower for the credit facility. The South African Reserve Bank was the initial borrower, with the National Treasury reserving the right to assume the role of borrower for the whole or part of the loan at a later stage. Valued in dollar terms, the short-term credit facilities utilized by the South African Reserve Bank rose from U.S.$2.6 billion at the end of December 2000 to U.S.$4 billion at the end of September 2001, but remained unchanged during the fourth quarter of 2001. These liabilities declined steeply in January 2002 when the National Treasury assumed responsibility for repaying the three-year syndicated loan facility. Outstanding short-term credit facilities utilized by the South African Reserve Bank amounted to U.S.$3.5 billion at the end of June 2005. From the end of December 2000 to the end of June 2005, the value of the South African Reserve Bank's gross gold and other foreign reserves increased from U.S.$7.5 billion to U.S$18.7 billion.

The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.

Foreign Exchange Reserves

	At December 31,					As of June 30,
	2000	2001	2002	2003	2004	2005
	(millions of Rand)
South African Reserve
Bank Gold reserves(1)	10,982	17,302	14,990	9,799	8,887	11,599
Foreign Exchange Reserves
SDRs(2)	2,192	3,389	2,607	2,190	1,941	2,162
Other(3)	43,831	69,900	48,380	40,916	72,020	110,324
Total	57,005	90,591	65,977	52,905	82,848	124,085
Rest of Monetary Sector(4)	27,201	62,192	66,653	112,399	101,648	109,957
National Government(3)(4)	11	11	11	11	12	12
Gross gold and other foreign reserves	84,217	152,794	132,641	165,315	184,544	234,054

Notes:—

(1)	Gold reserves are valued at 90% of the last 10 London fixing prices preceding end of period.

(2)	Special Drawing Rights.

(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.

(4)	Including both the reserve and super reserve tranche position in the International Monetary Fund.

Source: South African Reserve Bank.

PUBLIC FINANCE

Background

South Africa's public finances are organized into three levels: the National Government, provincial governments and local governments, the latter two of which are generally funded, except as described below, by transfer payments from the National Government and from their own revenue collections. Together with various extra-budgetary accounts and institutions as well as social security funds, these three levels of government comprise the general government. Recent developments in respect of the South African Government's public finances can be divided into two phases: a transitional period following the 1994 change of government in which the former regional authorities (the former TBVC states, formerly self-governing territories and the four former provincial administrations) were phased out and the new provincial authorities phased in and the present period of full implementation and effectiveness of the Constitution.

In 1995, the accounts of the former TBVC states, the formerly self-governing territories and the four former provincial administrations, which had previously been consolidated with the budget of the National Government, were closed and with effect from the 1995-1996 fiscal year, the nine provincial governments took responsibility for their own budgets and financial administration. Although the budgetary system involves devolution of expenditure and revenue-raising authority to the nine provincial governments, the National Government exercises budgetary control over these governments and prepares a standardized set of accounts for use by all levels of government. More than 90% of expenditure at provincial levels is financed out of revenues collected nationally. A framework for ensuring an equitable division to local government was introduced in 1998 and Provinces receive agreed shares of nationally collected revenue.

Local governments have gone through similar stages of transformation, starting with the transitional phase from the 1995 elections to December 2000 and continuing into the present phase, which began with the newly demarcated municipalities following the December 2000 local government elections. The transformation was aimed at making municipalities more accountable, financially stable and able to deliver critical services to all citizens. Changes include a reduction in the number of municipalities (from 843 to 284) and a concomitant increase in average size.

General government finances in South Africa represent a consolidation of the following: the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The National Government and the provincial governments are jointly referred to in this document as the "Consolidated Government." The budgets of the National Government and the provincial governments are jointly referred to in this document as the "Consolidated Budgets." The Consolidated Budgets include transfer payments to extra-budgetary accounts and funds, social security funds, universities and polytechnics and local governments, but the Consolidated Budgets do not constitute a consolidation of the budgets of these entities. Municipalities, universities and polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources and do not contribute significantly to the public sector borrowing requirement. Thus, the Consolidated Budgets present the more relevant measure of government finances in South Africa.

The Unemployment Insurance Fund (UIF) and the Workmen's Compensation Fund (social security funds) are substantially self-funding and traditionally have not required significant National Government support. In 2001, the Minister of Labour tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor, and extend the coverage of the fund. In the 2001 Adjusted Estimates, R605 million was allocated to the UIF in order to address its outstanding financial debt to the Department of Labour for salary expenses and the Fund's persistent deficits. In further assistance of the UIF, R720 million was allocated to it over the 2002-2003, 2003-2004 and 2004-2005 fiscal years on the condition that a turnaround strategy be implemented to render the UIF financially viable. In March 2003, the fruits of the turnaround strategy became evident when the UIF registered a surplus of R2.1 billion. The UIF continues to register a surplus and, in the 2004-2005 fiscal year, the UIF is projected to record a surplus of R3.6 billion. The UIF estimates that it will require a R10.6 billion surplus (to be accumulated over a three year period), in order to ensure its financial sustainability over the medium to long term.

The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only. Provinces are currently not permitted to borrow abroad.

Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing budgets and for their own financial management. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government was introduced in 1998. Legislation adopted in 1998 required the establishment of a National Treasury, the introduction of generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and the establishment of operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds. In addition, in an attempt to stabilize provincial budgetary spending, this legislation provided that penalties could be imposed for overspending.

New legislation aimed at regulating local government spending, known as the Municipal Finance Management Act of 2003, took effect in July 2004.

The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis) of all nationally collected revenue. This nationally collected revenue, together with other allocations or grants from National Government, the provinces' own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays, finance the budgets of the provincial governments. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act of 2001 provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, in November 1997, the Intergovernmental Fiscal Relations Act of 1997, which established the Budget Council and the Budget Forum to consider intergovernmental budget issues, was enacted.

The structure of the local government equitable share formula, which was first introduced in the 1998-1999 National Budget, was revised for the 2004-2005 National Budget to improve the components for basic services and institutional arrangements and better reflect the revenue-raising capacity of municipalities, reflecting the primary purpose of the equitable share formula and the National Government's commitment to extend basic services to low-income households at affordable prices. The local government equitable share increased from R7.4 billion in the 2003-2004 fiscal year to R8.6 billion in 2004-2005 and is projected to increase to R12.4 billion in the 2007-2008 fiscal year, as subsidizing services to low-income householders gains prominence in government policy. While municipalities perform the central role in implementing the National Government's free basic services commitment, transfers from the National Government provide a significant portion of the financial resource necessary to do so.

Since 1997, there has been little long-term net lending from the private sector to local governments. In an effort to stimulate the municipal debt market in 2000, the National Government, adopted the Policy Framework for Local Government Borrowing and Financial Emergencies to ensure a clear and predictable legal and regulatory environment for effective and efficient local government borrowing in the capital markets. In 2004 the City of Johannesburg issued two bonds, raising a total of R2 billion. In April 2005, the issuance of an eight-year R0.7 billion bond by the City of Johannesburg brought the total nominal value of its bonds to R2.7 billion.

The Public Finance Management Act of 1999, regulates the National Government's financial administration and delineates the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other governmental officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. The legislation calls for the creation of an accounting standards board to set standard accounting procedures.

The National Budget Process

The South African Government's fiscal year ends on March 31 of each year. The Cabinet conducts the preparation of the National Budget, with the assistance of a Ministers' Committee on the Budget. The National Treasury is responsible for the macroeconomic and fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates.

The Treasury Committee of the Cabinet, comprised of the Deputy President, the Minister of Finance, the Deputy Minister of Finance, the Minister of Trade and Industry, and the Minister of Labour, assists the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year and seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseen and unavoidable. A contingency reserve is set aside in each budget to deal with such requests.

The Minister of Finance presents the National Budget to Parliament in February or March of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 National Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote on only the budget for the coming year. Each year's National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, imports and investment. In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Finance of the National Assembly before being debated and finally passed by both houses of Parliament toward the end of the Parliamentary session.

The Minister of Finance is required to indicate each year how the expected deficit between National Budget expenditure and revenue is to be financed (or how any surplus is to be applied). The annual National Budget financing requirement is principally met through the issue of long-term fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest in recent years. The National Government also borrows from time to time on foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.

In the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the National Treasury. Changes in departmental allocations are made by Parliament in an Adjustments Budget toward the end of the fiscal year. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into "votes" for particular government departments, whose directors-general are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called standard items (for example, personnel, administrative expenditure and equipment) serve to indicate in more detail the commitment of funds to defined purposes.

As in the case of the National Budget, the budgets of the provincial governments have been accompanied by three-year expenditure projections since the 1998-1999 fiscal year. This Medium Term expenditure framework is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.

Around the end of October each year, the Minister of Finance presents the MTBPS. This "mini budget" may make amendments to some elements of the National Budget and the Consolidated Budget.

Medium Term Budget Policy Statement

In the 2005 MTBPS, the National Government projects revenue of R400.1 billion for the 2005-2006 fiscal year (25.9% of GDP), an increase of R30.2 billion from its prior projection of R369.9 billion, and R415.8 billion in expenditures, a reduction of R2 billion from its prior projection, resulting in a projected budget deficit of 1% of GDP for the fiscal year, compared with earlier projections of 3.1%. The reduction in spending includes savings and under-spending of R2.5 billion, and lower state debt costs of R1.3 billion, offset by higher allocations for infrastructure projects (R1.1 billion), rolled over funds (R1.5 billion) and unforeseen and unavoidable spending (R1.1 billion). The MTBPS projects government budget deficits of 2.2% of GDP in 2006-2007, 2.1% of GDP in 2007/08 and 2.0% of GDP in 2008-2009.

The increase in projected revenue is based on faster economic growth in the country as well as revenue trends for the first six months of the fiscal year. For the 2006-2007 fiscal year, projected budget revenue has been raised by R31.6 billion to R427 billion, while for 2007-2008, the revenue estimate has been revised upward by R34.4 billion to R479 billion. The National Government projects total revenue of R527.2 billion for 2008-2009. As a percentage of projected GDP, these revenue estimates total 25.8%, 25.8%, and 25.9%, respectively.

The MTBPS sets out the National Government's choices about the sequencing of reforms and priorities for the medium term. It illustrates the National Government's economic, social and development policy priorities in the context of projections, for performance of the economy over the next three years and the current framework for fiscal policy and the national budget.

The 2005 MTBPS presents certain spending priorities to provide further impetus to growth and broadening participation in the economy both in the Medium Term Expenditure Framework (MTEF) and in the years beyond. In this regard spending estimates over the next three years have been revised upwards, with total spending for 2006-2007 estimated at R474 billion (28% of GDP), rising to R518.3 billion (27.9% of GDP) in 2007/08 and R568.7 billion (28% of GDP) in 2008-2009.

The increased revenue projections combined with reduced spending projections in the current fiscal year have allowed the National Government to allocate an additional R102.3 billion for additional spending over the next three years, including R24 billion to replace the Regional Services Council ("RSC") levies lost by municipal governments, and an additional R78.3 billion in non-interest spending (excluding the RSC levies).

This represents strong real growth of 6.3% per year in the National Government's non-interest spending, which is financed through higher-than-forecast revenue collection and a wider budget deficit in the three years of the MTBPS.

The National Government's expansionary policy projects that investment in infrastructure by public enterprises such as Eskom, Telkom and Transnet, as well as by national and local governments, will accelerate in the next three years, after averaging real growth of 7.2% between 2000 and 2004, to rise from 5.6% of GDP in 2005-2006 to 6.7% of GDP in 2008-2009.

Over the next three years an additional R20 billion has been allocated for investment in the "built environment", including housing, municipal infrastructure grants, water schemes, public transport and community facilities.

An additional R31 billion has been budgeted to be directed to provinces to finance improved resources for schools, clinics and hospitals, augmentation of social development and welfare services, implementation of early childhood development and increased investment in roads, economic services and support for emerging farmers. Another R12 billion will be budgeted for higher education, hospital revitalization, community libraries, social grants and cultural institutions, while R9 billion has been allocated for science and technology.

Debt service costs are forecast to decline both as a percentage of GDP and of total government expenditure, reaching 2.8% of GDP in 2008-2009 from 3.4% of GDP currently. The projection of such costs for fiscal year 2005-2006 has been revised downward to R51.8 billion from R53.1 billion previously. Debt service costs are projected to rise to R53.9 billion in 2006-2007 and R54.8 billion in 2007-2008.

2005-2006 National Budget and Consolidated Budgets

2005-2006 National Budget

In February 2005, the South African Minister of Finance submitted the 2005-2006 National Budget to Parliament.

The 2005-2006 National Budget and the three-year MTEF estimates continue the expansionary fiscal stance initiated in 2001 and give effect to such budgetary priorities as marked acceleration in spending on social services, infrastructure development, job creation, developing human resources, ensuring the safety and security of the state and citizenry broadening access to economic opportunities and ensuring support for local development.

The 2005-2006 National Budget allocates R209.3 billion to the nine provincial governments, each of which has responsibility for developing its own budget and financial administration within the constraints of national fiscal policy. Although the 2005-2006 National Budget continues the process of devolution of expenditure and revenue-raising authority to the provincial governments, the National Government exercises budgetary control over these governments and has prepared standardized sets of accounts for use by all levels of government.

The National Government estimates that total budgetary revenues for the 2005-2006 fiscal year will amount to R369.9 billion. National Budget expenditure for the 2005-2006 fiscal year is estimated at R417.8 billion, which is a 12.9% increase from the 2004-2005 fiscal year revised estimate of R370.1 billion. Consequently, a main budget deficit of R48.0 billion, or 3.1% of GDP, is forecast, as compared with a deficit of R32.2 billion, or 2.3% of GDP, in fiscal year 2004-2005. A net borrowing requirement of R53.4 billion is expected, which includes a R1.0 billion transferred to the National Revenue fund from the Agricultural Debt Account and a combination of premiums of the issuance of bonds, switch transactions and total extraordinary receipts amounting to R1.5 billion. Debt reduction and the lower borrowing requirements achieved through state asset restructuring since 1998, have reduced the anticipated growth of debt interest costs. However, due to increased spending, National Government debt is estimated to be 35.4% of GDP at the end of fiscal year 2005-2006, up only slightly from 34.3% in 2004-2005.

In January 2001, South Africa's source-based income tax system was replaced with a residence-based income tax. Under this regime, South African residents are taxed on their income, irrespective of where in the world that income is earned. The residence-based income tax system broadens the tax base, ensuring that all South African residents contribute to the cost of providing public goods and services according to their ability to pay. A capital gains tax was introduced in April 2001 and became effective in October 2001.

Tax reforms introduced in 2005-2006 include income tax relief for both individuals and companies. Specific changes were aimed at reducing compliance costs and providing an enabling environment for small businesses. Key measures included tax relief for small business corporations, VAT cash flow relief for small vendors, corporate income tax relief, repeal of Regional Services Council and Joint Services Board Levies in 2006, relief in terms of home ownership, costs of banking and personal income. In addition, net increases in excise and other taxes amounting to R2.3 billion were aimed at maintaining revenue collections.

2005-2006 Consolidated Budgets

The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, Consolidated Budgets present a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, and hence the tables and discussion below focus on this measure of government expenditure. See "Public Finance—Background."

The estimated 2005-2006 Consolidated National Budgets expenditure of R431.2 billion represents 28.2% of GDP and 11.4% more than the revised 2004-2005 estimate. The deficit on the consolidated national budget is lower than that in the main budget due to significant surpluses of approximately R4.4 billion a year in the social security funds, primarily attributable to the surpluses of the Unemployment Insurance Fund.

The estimated 2005-2006 Consolidated Budget continues to build on policy priorities established in 2001, with a special emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending, which account for 59% of non-interest spending, reflects the National Government's commitment in improving the social well being of South Africans.

Education remains the largest category of expenditure followed by welfare and social security services. Healthcare expenditure is also very significant and will become more so as the operational plan for the comprehensive treatment and care of HIV and AIDS is fully implemented (see "Republic of South Africa – HIV and AIDS"). Economic services spending as well as protection services spending has also accelerated and remains an important feature of the Consolidated Budget in 2005-2006.

The following table sets forth the consolidated National Government expenditure for the periods indicated.

Consolidated Government Expenditure(1)

	2000-2001		2001-2002		2002-2003		2003-2004		2004-2005		2005-2006
	Estimated outcome	% of total	Estimated outcome	% of total	Estimated outcome	% of total	Estimated outcome	% of total	Revised estimate	% of total	Budget estimate	% of total
	(millions of Rand and percentage of total)
General government services and unallocable expenditure(2)	15,176.8	7.7	17,751.1	7.9	20,149.9	7.6	23,158.6	7.7	26,301.1	7.7	28,337.2	7.5
Protection services	40,727.1	20.7	47,738.0	21.2	54,363.6	20.6	58,982.8	19.5	63,532.0	18.6	71,974.3	18.9
Defense and intelligence	15,351.4	7.8	17,577.3	7.8	20,787.5	7.9	22,291.5	7.4	22,470.7	6.6	25,362.9	6.7
Police	16,390.4	8.3	19,002.6	8.4	21,205.0	8.0	23,688.6	7.8	26,437.5	7.7	30,496.3	8.0
Prisons	5,787.5	2.9	6,888.0	3.1	7,478.5	2.8	7,822.3	2.6	8,813.6	2.6	9,715.1	2.6
Justice	3,197.8	1.6	4,270.2	1.9	4,892.5	1.9	5,180.4	1.7	5,810.1	1.7	6.399.9	1.7
Social services	116,984.2	59.4	128,944.4	57.3	151,535.9	57.4	177,159.7	58.6	202,585.7	59.2	224,306.6	59.0
Education	51,256.1	26.0	55,565.8	24.7	62,168.2	23.6	70,204.7	23.2	76,571.3	22.4	81,995.6	21.6
Health	28,148.4	14.3	30,815.7	13.7	34,416.5	13.0	38,641.6	12.8	42,828.4	12.5	48,067.3	12.6
Social security and welfare	28,654.1	14.6	32,117.1	14.3	41,930.3	15.9	51,915.8	17.2	63,532.2	18.6	72,728.4	19.1
Housing	4,073.6	2.1	4,388.9	1.9	5,334.0	2.0	5,636.1	1.9	7,059.1	2.1	7,261.2	1.9
Community development(3)	4,852.1	2.5	6,056.9	2.7	7,686.8	2.9	10,761.4	3.6	12,594.7	3.7	14,254.1	3.7
Economic services	23,955.6	12.2	30,753.9	13.7	37,912.0	14.4	43,064.3	14.2	49,534.1	14.5	55,571.1	14.6
Water schemes and related services	3,437.10	1.7	3,952.7	1.8	4,756.3	1.8	5,540.7	1.8	5,738.5	1.7	6,336.1	1.7
Fuel and energy	651.40	0.3	1,318.0	0.6	2,173.9	0.8	2,285.8	0.8	2,330.3	0.7	2,723.1	0.7
Agriculture, forestry and fishing	4,163.9	2.1	4,835.3	2.1	5,296.6	2.0	6,561.2	2.2	7,541.5	2.2	9,757.3	2.6
Mining, manufacturing and construction	1,174.6	0.6	1,074.2	0.5	1,172.5	0.4	1,497.6	0.5	1,729.1	0.5	2,195.5	0.6
Transport and communications	9,155.1	4.7	11,763.7	5.2	14,027.7	5.3	15,084.7	5.0	18,009.1	5.3	19,533.1	5.1
Other economic services(4)	5,373.6	2.7	7,810.0	3.5	10,485.0	4.0	12,094.2	4.0	14,185.7	4.1	15,026.1	4.0
Subtotal: Votes and statutory amounts	196,842.9	100.0	225,187.4	100.0	263,961.4	100.0	302,365.4	100.0	341,952.9	100.0	380,189.0	100.0
Contingency reserve	—	—	—	—	—	—	—	—	—	—	2,000.0	—
Total non-interest expenditure	196,842.9	—	225,187.4	—	263,961.4	—	302,365.4	—	341,952.9	—	382,189.0	—
Interest	46,320.9	—	47,580.7	—	46,807.7	—	46,312.9	—	48,901.0	—	53,125.0	—
Total Consolidated	243,163.7	—	272,768.2	—	310,769.1	—	348,678.4	—	390,853.9	—	435,314.0	—

Notes:— Numbers may not total due to rounding.

(1)	Comprise National Government, regional governments (including the former TBVC states and former self-governing territories), as well as transfers to extra-budgetary accounts and funds, social security funds, universities and polytechnics and local governments.

(2)	Mainly general administration, costs of raising loans and unallocable capital expenditure.

(3)	Including cultural, recreational and sports services.

(4)	Including tourism, labor and multi-purpose projects.

During the past decade, growth in Consolidated Government expenditure has exceeded both nominal GDP growth and population growth in South Africa due to the occurrence of various extraordinary items. In 1992-1993 and 1993-1994, public sector borrowing amounted to approximately 10% of GDP. These extraordinary items have included the costs of early retirement offers to former civil servants, losses incurred by the South African Reserve Bank on its foreign exchange forward cover operations and various costs associated with political transition in 1994 and the establishment of a new democratic order. If Consolidated Government expenditure is broadened to include all expenditures by extra-budgetary accounts and funds of the National Government and provincial governments, universities and polytechnics (including those in the former TBVC states) and local governments, total government expenditure (technically referred to as general government expenditure) rose from 30% of GDP in 1982-1983 to 40.9% of GDP in 1993-1994, of which 3.8% represented settlements of extraordinary liabilities to National Government pension funds and the South African Reserve Bank. Consolidated general government expenditure was 27.2% of GDP in the 2004-2005 fiscal year and the public sector borrowing requirement was R38.9 billion, or 2.8% of GDP.

Taxation

Income taxes paid by individuals and companies, value-added tax, customs duties on imports, excise duties on certain goods, fuel levies and various other taxes are collected by the South African Revenue Service (SARS), an autonomous body managed by a board of directors. For administrative reasons, tax revenue is largely collected nationally and non-tax user charges are levied principally by provincial and local authorities and by extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.

The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive and that will meet the needs of fiscal policy. Recognizing that improving tax administration and collection are essential steps toward achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base, thus permitting a reduction in tax rates in due course. The National Government also seeks to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.

In April 2000, a skills development levy (SDL) was introduced. This levy is used to fund training and education programs administered by the Department of Labour through various sector education and training authorities (SETA's). The 2005-2006 National Budget proposed to increase the annual payroll threshold to R500,000 before companies would become liable for the SDL and to drop the requirement that businesses must account for the SDL if at least one of their employees is registered for PAYE (Pay As You Earn tax).

Effective as of January 2001, the tax regime was changed to a residence-based income tax regime, although the source-based income tax regime was retained for non-residents. A capital gains tax was introduced with effect from 1 October 2001. Non-residents are only subject to this tax on the disposal of immovable property situated in the country or on the disposal of assets of permanent enterprises operating from South Africa.

New measures were also announced in 2000-2001 to regulate the tax environment of Public Benefit Organizations (PBOs). The range of institutions to which taxpayers can make tax-deductible donations was widened and the level of allowable deductions increased for individual taxpayers. In 2003, the scope of tax preferences was further expanded to include public benefit activities involved in the areas of welfare and humanitarian aid, health care, land and housing, education and development, promotion of media access and low-income housing. Tax rules were also changed to allow local PBOs to receive foreign donations without losing their tax-exempt status. The 2005-2006 National Budget introduced a partial taxation system to accommodate the business activities of PBOs. This provides for the trading-business activities of a PBO, in excess of a prescribed limit, to become fully taxable without termination of its tax-exempt status. To reduce the compliance burden for small PBOs, a simplified registration process and annual tax return procedure will be introduced.

An exchange control amnesty accompanied by an income tax amnesty was announced in the 2003-2004 National Budget. This was because many South African individuals and businesses, despite the existence of exchange controls, had shifted assets offshore illegally, rendering such assets unreported for South African tax purposes. However, in recent years, many individuals and entities have exhibited a desire to repatriate their assets voluntarily and regularize their affairs. This, together with an ameliorated enforcement climate, created an opportune time to offer a new amnesty. The amnesty provides complete coverage to taxpayers, their advisors and facilitators for exchange control and tax transgressions (including all interest, penalties and additional tax due as a result of the transgression) and criminal prosecution for activities prior to February 2002.

Most of the foreign assets that are eligible for amnesty are derived from undisclosed domestically generated sums. The amnesty covers these domestic amounts to the extent that they relate to the assets accumulated or transferred offshore but only with respect to income tax and estate duty. The amnesty window was originally opened from June 1, 2003 through November 30, 2003, but was extended to February 29, 2004. A total of approximately 43,000 applications were received. The total assets disclosed in amnesty applications are estimated at R65 billion, based on exchange rates prevailing on February 28, 2003. A collection of about R2.4 billion in amnesty levies is expected. This comprises R250 million revenue collected from the 2% tax levy for associated domestic tax law violations, R250 million raised by the 5% levy in respect of foreign capital to be repatriated to South Africa, and R1.9 billion from the 10% levy in respect of foreign retained assets.

Substantial real personal income tax relief across all income brackets has been granted over a five-year period since 2000-2001. This was made possible as a result of effective base-broadening measures and improved tax collections by SARS. The top marginal personal income tax rate was decreased to 40% and the minimum tax threshold for taxpayers under the age of 65 years was increased to R35,000.

In the 2005-2006 National Budget, the domestic interest and dividend exemption threshold for taxpayers 65 years and over was increased from R16,000 to R22,000, and for taxpayers below 65 years from R11,000 to R15,000. The threshold of the exemption applicable to foreign interest income and dividends was increased from R1,000 to R2,000 per annum.

Further tax base broadening measures announced in the 2005-2006 National Budget include changes to the deductibility of medical scheme contributions and deemed business travel expenses. With a view to encouraging broader medical scheme coverage, extending the tax benefit to self-employed individuals and achieving a more equitable tax treatment, the 2005-2006 National Budget proposed that the current two-thirds tax-free fringe benefit provision be replaced with a monthly monetary cap per beneficiary. This will have the effect of providing complete tax relief for more affordable medical aid packages for low and middle-income families, while limiting tax-free fringe benefits for more expensive packages.

The deduction of deemed business expenses against a motor vehicle allowance has over the years been used as a means of reducing tax liability irrespective of actual business travel costs. In order to make the tax regime more equitable, as of March 1, 2005, the deemed method for calculating fixed business travel costs was adjusted by introducing a residual value element in the deemed cost table, capping the car value at R360,000 and increasing the deemed private kilometers. In line with these adjustments, the monthly taxable value of a company car is to be increased from 1.8% to 2.5%.

It is an internationally accepted practice that non-resident entertainers and sportspersons are liable for income tax in the specific countries in which they perform. Like all visiting foreign workers, visiting entertainers and sportspersons should be responsible for paying South Africa tax on their South African source income. In line with international practice, the 2005-2006 National Budget introduced a final withholding tax regime on the gross payments to visiting entertainers and sportspersons. The withholding tax is set at a flat rate of 15% in respect of all non-resident entertainers and sportspersons.

The introduction of the residence basis of taxation was accompanied with a three-year window period for expatriates to reside in South Africa without being treated as tax residents. This was in recognition of the need to encourage visiting expatriates with scarce skills. However, international comparisons suggest this period is not in line with that of other jurisdictions, which have the same comprehensive exit taxes as South Africa. The 2005-2006 National Budget introduced an extension of this period to five years to bring it more in line with international practice and to make South Africa more attractive for expatriates.

Company Tax

South Africa followed international trends by reducing the corporate tax rate in 1994 from 40% to 35% and in 1999 to 30% and, in 2005, to 29%. A corresponding adjustment was made to the rates applicable to gold mines. Branches of foreign companies operating in South Africa are taxed at a rate of 35%, but no secondary tax is levied. The secondary tax levied on all dividends declared by South African companies was reduced to 12.5% of any dividends declared less qualifying dividends received on or after March 14, 1996. No withholding taxes are payable on interest or dividends paid to non-residents. International transactions are subject to rules dealing with transfer pricing and controlled foreign companies.

The National Government revised the tax treatment of company restructurings in support of more efficiently realigned business structures. In the 2005-2006 National Budget provisions relating to company restructurings were relaxed. The 75% shareholder threshold for intra-group tax-free transfers was reduced to 70% to accommodate more intra-group tax-free transfers of assets. The threshold for tax-free formations was reduced to 20%.

The film industry is an important industry and has shown potential and growth over the last few years. However, the film industry also presents difficulties from a tax perspective. Worldwide it has been the experience of revenue authorities that special allowances and other tax incentives have been the subject of abuse. This was the South African experience in the 1980s and a tendency in that direction is now again being experienced. As a result, it was proposed that tax incentives for films be refined to achieve their intended goal. The 2005-2006 National Budget proposed two amendments, namely to limit the film allowance to production and post-production expenditure incurred and paid or payable in South Africa, taking due account of international agreements; and by targeting film schemes involving complex and disguised sale / leaseback' or lease-in / lease-out' arrangements that involve little or no commercial risk or even carry no connection to the South African film industry.

The National Government has also taken further steps to foster the development of small- and medium-sized businesses. In 2000, a graduated corporate tax rate structure was introduced for qualifying small businesses and an accelerated depreciation regime followed in 2001 for small businesses that invest in manufacturing assets. In addition, with effect from October 1, 2001, certain small business owners are entitled to receive a one-time exemption from capital gains tax for the first R500,000 of capital gain arising from the disposal of active business assets within a two-year period. Small businesses can also defer gains and income on the sale of business assets if they fully reinvest the sale proceeds in other business assets.

As part of a broader initiative to encourage and support small business development, further income tax relief was introduced in the 2005-2006 National Budget. Firstly, the category of small business companies eligible for relief was expanded to cover personal services as long as these businesses maintain at least four full-time employees for core operations. Secondly, the turnover limit for eligible companies was increased from R5 million to R6 million. Thirdly, the small business depreciation regime was further simplified and enhanced to encourage fixed capital formation. Small businesses are eligible for a three year accelerated depreciation write-off at a 50:30:20% for all non-manufacturing depreciable assets. Manufacturing assets retain their immediate 100% write-off. Fourthly, tax administrative initiatives and education programs to reduce the compliance costs for small business will be introduced.

In order to align equity shares with other financial instruments, the 2005-2006 National Budget proposed the elimination of financial transaction taxes on the issue of new shares with effect from January 1, 2006. In an effort to help reduce the high cost of banking charges in South Africa stamp duties on all debit entries were abolished with effect from March 1, 2005.

The 2005-2006 National Budget proposed a more systematic system for exempting certain National Government cash grants. National Government grants to public private partnerships (PPPs) to improve government owned land and buildings are exempt from tax. The 2005-2006 National Budget expanded this exemption to also apply to grants aimed at improving land over which the National Government holds a servitude.

In order to encourage investment and trade flows between countries, South Africa has entered into comprehensive agreements for the avoidance of double taxation.

The National Government has sought to promote private investment in infrastructure through tax allowances for the depreciation of permanent structures. Allowances were introduced in 2000 for pipelines transporting oil and gas, electricity transmission lines, telephone transmission lines and railway lines. Allowances for investment in airport hangars and runways were added in 2001.

The National Government is of the view that sustainable economic growth depends critically on investment in fixed capital to build long-term capacity and raise productivity. An accelerated depreciation allowance was introduced in 2002 on new manufacturing assets that are depreciable over four years at a rate of 40:20:20:20 and a special accelerated depreciation allowance regime was introduced in 2003 for the construction of new and the refurbishment of existing buildings in urban development zones located within sixteen municipalities.

An allowance in the form of an additional deduction for income tax purposes was introduced in 2002 to encourage skills enhancement programs for the country's workforce. In 2004, the National Government introduced accelerated depreciation for investments in bio-diesel and biofuels. Building on this initiative, the 2005-2006 National Budget proposed an extension of the accelerated depreciation allowance to other forms of environmentally friendly energy sources. Renewable energy investments, such as solar energy and windmill technology, will benefit from a tax depreciation write-off of 50:30:20% over three years.

The following table sets forth the composition of tax and other revenues for the five fiscal years ended March 31, 2005 and budgeted amounts for the fiscal year ending March 31, 2006.

Consolidated Government Revenue(1)

						Budget estimates
	2000-2001	2001-2002	2002-2003	2003-2004	2004-2005	2005-2006
	(millions of Rand)
Taxes on income and profits
Persons and individuals	86,478.0	90,389.5	94,336.7	98,495.1	110,981.9	116,890.0
Gold mines	—	—	—	—	—	—
Other mines	—	—	—	—	—	—
Companies(1)	29,491.8	42,354.5	55,745.1	60,880.8	70,781.9	68,715.0
Secondary tax on companies	4,031.3	7,162.7	6,325.6	6,132.9	7,487.1	8,700.0
Tax on retirement funds	5,219.8	6,190.6	6,989.7	4,897.7	4,406.1	4,900.0
Other(2)	924.3	1,213.1	1,169.0	1,556.3	1,562.2	1,650.0
Total	126,146.2	147,310.4	164,566.1	171,962.8	195,219.2	200,855.0
Taxes on payroll and workforce
Skills development levy(3)	1,257.4	2,717.3	3,352.1	3,896.4	4,443.2	4,908.0
Total	1,257.4	2,717.3	3,352.1	3,896.4	4,443.2	4,908.0
Taxes on property
Donations tax	32.1	20.6	17.7	17.1	25.2	30.0
Estate duty	442.7	481.9	432.7	417.1	507.0	540.0
Marketable securities tax	1,102.1	1,212.8	1,205.2	1,101.1	1,365.9	1,300.0
Transfer duties	2,401.9	2,913.0	3,429.0	5,172.1	7,114.6	7,950.0
Total	3,978.8	4,628.3	5,084.6	6,707.5	9,012.6	9,820.0
Domestic taxes on goods and services
Value-added tax	54,455.2	61,056.6	70,149.9	80,681.8	98,157.9	105,975.0
Specific excise duties	9,126.6	9,797.2	10,122.6	11,364.6	13,066.7	14,509.3
Ad valorem excise duties	693.9	776.1	1,050.2	1,016.2	1,015.2	1.190.0
Levies on fuel	14,495.3	14,923.2	15,333.8	16,652.4	19,190.4	20,650.0
Levy on financial services	0.9	0.3	0.8	(0.2)	(2.8)	—
Air departure tax	85.8	296.4	324.8	367.2	412.2	462.0
Other(4)	234.9	38.5	299.9	91.7	—	305.0
Total	79,091.7	86,888.3	97,282.0	110,173.7	131,982.0	143,091.3

						Budget estimates
	2000-2001	2001-2002	2002-2003	2003-2004	2004-2005	2005-2006
	(millions of Rand)
Taxes on international trade and transactions
Customs duties	7,853.6	8,632.2	9,330.7	8,479.4	12,888.4	13,000.0
Import surcharges	0.0	0.5	0.0	—	—	—
Other(5)	372.9	47.5	289.1	(65.1)	397.3	200.0
Total	8,226.5	8,680.1	9,619.8	8,414.3	13,285.7	13,200.0
Stamp duties and fees	1,561.6	1,767.2	1,572.4	1,360.1	1,167.7	900.0
State Miscellaneous Revenue (SMR) (6)	72.0	306.7	433.0	(7.1)	(130.9)	—
Total Tax Revenue (gross)	220,334.1	252,298.3	282,209.7	302,507.5	354,979.5	372,774.3
Departmental revenue(7)	3,498.0	4,087.6	4,074.44	5,865.5	5,687.0	8,502.4
Sales of assets	43.5	4.2	57.8	16.5	25.4	13.0
Recoveries of loans and advances	112.3	77.2	307.7	698.4	500.4	517.7
Grants received (RDP Fund)(8)	—	—	117.5	66.7	—	—
Less: SACU payments(9)	(8,396.1)	(8,204.8)	(8,259.4)	(9,722.7)	(13,327.8)	(12,052.9)
Total Budget Revenue	215,591.9	248,262.4	278,507.7	299,431.2	347,864.5	369,869.5
Current revenue	215,436.1	248,181.1	278,142.1	298,716.3	354,979.5	369,223.8
Direct taxes	127,878.3	150,530.1	168,368.4	176,293.5	200,194.5	206,33.0
Indirect taxes	92,383.8	101.461.5	113,408.3	126,221.1	154,915.9	166,441.3
State Miscellaneous Revenue (SMR)	72.0	306.7	433.0	(7.1)	(130.9)	—
Departmental revenue (including grants)	3,498.0	4,087.6	4,191.9	5,752.2	5,687.0	8,502.4
Less: SACU payments	(8,396.1)	(8,204.8)	(8,259.4)	(9,722.7)	(13,327.8)	(12,052.9)
Sales of assets	43.5	4.2	57.8	16.8	25.4	13.0
Recoveries of loans and advances	112.3	77.2	307.7	698.4	500.4	515.7
Receipts not regarded as revenue	2,984.2	4,159.1	8,167.9	1,598.2	1,646.1	1,528.7

Notes:—

(1)	Figures include receipts from all companies.

(2)	Including interest on overdue tax, non-resident shareholders' tax, non-residents' tax on interest and tax on undistributed profits.

(3)	Levy on payroll dedicated to skills development.

(4)	In the case of banks and mutual building societies, a levy of 0.75% is imposed on the amount equal to 50% of the minimum legal capital and/or reserves level of these institutions. In the case of registered long-term assurers, pension funds, friendly societies and unit trust schemes, a levy of 0.75% is imposed on the amount of interest accrued by these institutions.

(5)	Including various levies, mining leases and ownership, cinematographic tax and other special levies, as well as receipts of the Universal Service Fund and the Human Resources Fund.

(6)	Includes diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.

(7)	Any administrative fees charged by government departments, as well as the sale of assets by government departments.

(8)	Domestic and foreign grants, transferred from the RDP Fund to finance RDP-related expenditure and grants received from other spheres of government.

(9)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories).

Source: South African National Treasury.

In fiscal year 2004-2005, gross tax revenue amounted to R355 billion and non-tax revenue (such as fees and charges) to R6.2 billion. After deduction of SACU payments, total main budget revenue for 2004-2005 was R347.9 billion, approximately 24.8% of GDP.

During fiscal year 2004-2005, 56.4% or R200 billion of the total gross tax revenue consisted of direct taxes and about R155 billion, or 43.6%, of indirect taxes. Actual tax revenue collections for 2004-2005 exceeded budgeted tax revenue by R21.3 billion or 6.4%. This is attributed to the strong demand for both domestic and international goods and services and the improved profitability of companies; reflected by higher than expected international trade receipts (21.2%), domestic taxes on goods services (7.9%) and secondary tax on companies (9.7%).

Financing

The following table sets forth the financing of the Consolidated Budget for the five fiscal years ended March 31, 2005, and budgeted amounts for the fiscal year ending March 31, 2006. This table does not reflect the MTBPS.

Financing of the Consolidated Budget

	Fiscal Year 2000-2001	Fiscal Year 2001-2002	Fiscal Year 2002-2003	Fiscal Year 2003-2004	Fiscal Year 2004-2005	Budget Fiscal Year 2005-2006
	(millions of Rand, except percentages)
Total budget revenue	215,591.9	248,262.4	278,507.7	299,431.2	337,960.2	369,869.5
Total expenditure and lending	233,934.0	262,904.5	291,529.1	328,662.0	370,113.1	417,819.2
Consolidated Budget deficit	(18,342.2)	(14,642.1)	(13,021.3)	(29,230.8)	(32,152.4)	(47,949.7)
% of GDP	1.9%	1.4%	1.1%	2.3%	2.3%	3.1%
Plus: Regional opening balance and financing	—	—	—	—	—	—
National Budget deficit	(18,342.2)	(14,642.1)	(13,021.3)	(29,230.8)	(32,152.4)	(47,949.7)
% of GDP	1.9%	1.4%	1.1%	2.3%	2.3%	3.1%
Plus: Extraordinary transfers	(2,299.3)	(2,077.7)	(7,971.3)	(7,443.5)	(7,136.3)	(7,000.0)
Less: Proceeds from sales of state assets	2,984.2	4,159.1	8,167.9	1,598.2	1,719.6	1,528.7
Net borrowing requirement	(17,657.3)	(12,560.8)	(12,824.7)	(35,076.1)	(37,569.0)	(53,421.0)
Financing:
Change in loan liabilities
Domestic loans
Short-term (net)	4,978.9	(7,966.6)	4,213.9	6,694.8	6,000.0	4,974.0
Long-term (net)	6,406.3	(9,871.3)	(3,017.4)	31,123.1	31,045.4	25,768.1
New loans	20,312.0	14,647.1	15,549.9	51,404.9	53,901.6	48,431.4
Less:
Discount	(964.6)	(323.3)	(355.0)	(730.7)	(3,012.6)	(3,291.0)
Redemptions	(15,161.6)	(22,433.4)	(21,624.9)	(26,636.8)	(26,349.5)	(26,372.3)
Net of book profit	(3.1)	(3,978.3)	(510.3)	—	—	—
Foreign loans (net)	1,901.8	33,130.8	14,310.1	1,045.1	4,795.0	12,038.7
New loans	1,987.5	29,873.7	11,039.2	10,656.8	6,532.8	9,390.0
Transfer from IMF accounts at SARB	—	—	—	—	—	—
Less:
Discount	—	(57.1)	(226.0)	(80.7)	(85.1)	—
Redemptions	(2,062.6)	(68.9)	(1,383.8)	(13,301.9)	(5,335.7)	(2,059.3)
Total financing (net)	17,657.3	12,560.8	12,824.7	35,076.1	37,569.0	53,421.0
Change in cash and other balances (increase)	4,370.2	(2,732.1)	(2,681.9)	(3,786.9)	(4,271.4)	(10,640.2)

In addition to transfers received from the National Budget and their own provinces' revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the Development Bank of Southern Africa. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See "Public Finance — Background."

The National Government financing requirement (as measured by the National Budget deficit) fell gradually as a percentage of GDP, from over 5% of GDP in 1995-1996 to a low of 1.1% in 2002-2003 and, in 2004-2005, increased to 1.5% of GDP. The budget focus in the past five years gradually shifted from an emphasis on lowering the deficit to a fiscal policy that supported economic growth through a more expansionary stance, but strictly within limits of sustainability. As such a deficit of around 3% is envisaged in the medium term.

Public Enterprises

The South African Government owns or controls a number of public enterprises. The control of such enterprises takes various forms including control, among other things, of capital investment, the types and amounts of goods and services to be produced, the prices at which such goods and services are to be sold, the acquisition of assets, and the incurrence of liabilities. The Minister of Public Enterprises and various other ministers of the National Government, under whose departments these enterprises are regulated, jointly oversee the affairs of public enterprises. The minister responsible for a particular public enterprise appoints members to such corporation's board and in terms of the Public Finance Management Act monitors the corporation's performance relative to its establishment mandate.

The restructuring of state owned entities is coordinated by the Minister of Public Enterprises, within the context of the Policy Framework on the Restructuring of State Assets and the National Framework Agreement. Over the past year the emphasis has been on improving service delivery and operational efficiencies of state owned entities. The National Government's focus includes the contribution that the state owned entities can make to delivering infrastructure to enhance economic growth and alleviate poverty. Proceeds of R13.3 million were received from the sale of Aventura Resorts in 2004-2005. Proceeds from the restructuring of state owned entities since 1997 amount to R33.7 billion, of which R24.8 billion was paid to the fiscus, as summarized in the table below:

Proceeds from the restructuring of state owned entities since 1997 as at January 31, 2005

	Proceeds
	Total	Paid into the National Revenue Fund
	(millions of Rand)
TELKOM	10,360	5,894
SASRIA	10,300	9,300
MTN	7,700	5,697
CEF	1,930	1,654
Airports Company	1,035	1,035
SAA	1,400	611
Others (SAFCOL, Aventura, radio stations, etc.)	961	640
Total	33,686	24,831

Initiatives currently in progress to enhance shareholder value include an assessment of treasury operations of state owned entities, a review of the mandates of development finance institutions and a review of financial distribution and capital structure policies of state owned entities. These reviews are conducted in co-operation with the relevant executive authorities.

Parliamentary oversight is a critical feature of the restructuring and privatization processes. The Ministry of Public Enterprises is working in close collaboration with the two Parliamentary committees assigned to such oversight. These committees are the Portfolio Committee on Public Enterprises, comprising representatives from the National Assembly, and the Select Committee on Public Enterprises, whose members are drawn from the National Council of Provinces.

A summary of the specific actions for the significant public enterprises is set forth below.

Transnet

Transnet is wholly owned by the South African Government. Transnet consists of 9 divisions — Spoornet, the National Ports Authority, the South African Port Operations, Freight Dynamics, Petronet, Metrorail, Propnet, Transtel and Transwerk, and a number of subsidiaries including South African Airways.

The Transnet debt restructuring is currently underway and thus far has included the July 2004 issuance of a R4 billion ten-year National Government-guaranteed bond. A Transnet turnaround strategy has been developed which aims to dispose of all the non-core business units thus allowing Transnet to focus on its core business. Furthermore, the strategy entails plans to restructure Transnet's balance sheet, implementation and adoption of strict corporate governance and adherence to vigilant risk management.

In April 1999, South African Airways (SAA) was privatized and in November 1999, a 20% stake was sold to Swissair for R1.4 billion. Subsequently, the National Government repurchased this stake for approximately R382 million following Swissair's declaration of bankruptcy in October 2001. The National Government has stated that SAA will be transferred out of the Transnet group as soon as practically and financially possible and, accordingly, a proposal for transferring SAA to the National Government is currently under review.

Airports Company Ltd.

The Airports Company Ltd., which owns and operates most of the airports in South Africa, has been partially privatized. The National Government sold a 20% equity stake in the Airports Company to Aeroporti di Roma (ADR) in April 1998 for R819 million. ADR had an option to acquire a further 10% share, which expired in June 2005. Subsequently, ADR sold its 20% equity stake to the PIC for R1.67 billion.

Telkom

In 1997, the National Government sold a 30% share of Telkom to SBC Communications and Malaysia Telkom for approximately R6 billion, a stake which was held through Thintana Communications LLC. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to broad based black economic empowerment groups, the National Empowerment Fund (a legislatively constituted trust to facilitate broad based black economic empowerment) and Telkom employees. Since then, 3% of Telkom has been sold to Ucingo, a broad based black economic empowerment group. Subsequently, an initial public offering of Telkom shares was launched successfully in March 2003 on the JSE and the New York Stock Exchange, which raised R3.9 billion, making it the highest gross restructuring of a state-owned enterprise and the second biggest initial public offering in South Africa in 2003. In June 2004, Thintana sold approximately half of its holdings to the market for approximately R6 billion whilst the remaining share was purchased in November 2004 for R6.6 billion by the PIC in anticipation of facilitating a broad based black economic empowerment transaction.

Telkom declared and paid dividends of approximately R5 billion for the fiscal year ended March 31, 2005. This dividend consisted of ordinary and special dividends of R4 and R5 per share respectively, of which R1.9 billion accrued to the National Government.

The Telkom share price has grown 16.6% during the current 2005-2006 financial period with the share price at R121 as at October 12, 2005. Telkom is expected to once again produce positive interim results which will provide further upside to the share price.

Eskom

Legislation was enacted in 1998 to restructure Eskom, vesting ownership in the National Government and establishing the legal basis for revoking Eskom's tax-exempt status. In June 2004, the Minister of Public

Enterprises emphasized the role of state owned entities, including Eskom, in contributing to infrastructure development in South Africa. In line with this, the National Government changed its objective regarding the restructuring of the electricity sector from establishing a wholesale market for electricity, to a focus on ensuring the security of supply and consequently infrastructure development. Based on this, Cabinet has endorsed that Eskom provide for 70% of the investment in new generation capacity, meaning capital expenditure of approximately R84 billion over the next five years. Independent Power Producers (IPPs), will be introduced to provide for the balance of R23 billion worth of investment. To initiate this revised approach, the Department of Minerals and Energy (DME) is issuing a tender for IPPs to provide for approximately 1,000 MW of new capacity by the end of 2008. Eskom will continue over the next five years to deliver on South Africa's energy needs in the generation, transmission and distribution sectors.

Denel

Denel (Pty) Ltd is a strategic high-technology defense company that accounts for a majority of the output of South Africa's defense-related industries. A restructuring plan to introduce a strategic equity partner was abandoned due to a failure to reach an agreement on outstanding broader contractual and strategic considerations relating to important export markets. Denel's turnaround strategy has been developed and approved by its Board. The strategy aims to improve Denel's financial position by disposing of the non-core business units, seeking out alliance partnerships and possible equity partnerships and investigating and driving major cost reduction and productivity improvements.

South African Forest Company Limited

The sale of Amatola and MTO, two of three major assets of the South African Forest Company Limited (Safcol), has been concluded. The sale of Komatiland, which was concluded in March 2004, is awaiting approval by the South African competition authorities. The Competition Commission hearing has been set for November 2005.

Alexkor

The National Government has approved the disposal of 51% of Alexkor, the government owned diamond-mining company. However, due to a lawsuit brought against both the National Government and Alexkor by the Richtersveld Community, the restructuring has been stalled. In March 2003, the Constitutional Court found that the claimant community had rights to the land where Alexkor mines for diamonds. The case was remanded to the Land Claims Court for clarification of the community's entitlement. The parties have initiated settlement negotiations, which are currently ongoing.

NATIONAL GOVERNMENT DEBT

General

The legal authorization for the incurrence of debt by the National Government is set forth in the Public Finance Management Act of 1999. The National Treasury administers the National Government debt of South Africa.

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this document, National Government debt does not include debt that is guaranteed by the South African Government. However, guaranteed debt is summarized in the table entitled "Outstanding National Government Guaranteed Debt" below. In addition, National Government debt does not include debts incurred by the nine provincial governments other than those assumed explicitly by the National Government.

As a percentage of National Government expenditure, interest payments on National Government debt have declined from 19.8% during the fiscal year ended March 31, 2001 to 14.1% in the fiscal year ended March 31, 2004 and to 13.3% during the fiscal year ended March 31, 2005. Interest payments are expected to fall further to 12.4% of total expenditures in the 2005-2006 fiscal year. The following table sets forth such percentages for the periods indicated.

Interest Payments on National Government Debt
as a Percentage of National Government Expenditure

Fiscal Year Ended March 31,
2001	2002	2003	2004	2005
19.8%	18.1%	16.1%	14.1%	13.3%

Source: South African National Treasury.

The following table sets forth National Government debt as a percentage of GDP for the periods indicated.

National Government Debt
As a Percentage of GDP

Fiscal Year Ended March 31,
2001	2002	2003	2004	2005
41.7%	40.6%	34.9%	34.7%	34.3%

Source: South African National Treasury.

The National Government debt at March 31, 2005, totaled R507.2 billion. This figure represents an increase of approximately 11.3% over the total of R455.9 billion at March 31, 2004.

In this section, "external debt" means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and "internal debt" means debt initially incurred or issued in South Africa. "Floating debt" means debt that had a maturity at issuance of less than one year. "Funded debt" means debt that had a maturity at issuance of one year or more.

The following table summarizes the National Government debt at December 31 in each of the years 2000 through 2004 and at September 30, 2005.

Total Debt of National Government

	At December 31,					At September 30,
	2000	2001	2002	2003	2004	2005
	(millions of Rand)
Internal Debt
Marketable
Banks	12,223	8,606	10,280	12,810	22,845	28,187
Other holders	16,976	13,046	7,920	11,889	11,128	10,463
Total marketable bills	29,199	21,652	18,200	24,699	33,973	38,650
Bonds	335,425	353,642	332,488	370,701	407,076	424,228
Total marketable securities	364,624	375,294	350,688	395,400	441,049	462,878
Non-marketable
Corporation for public deposits	3,700	1,670	2,137	1,688	1,473	1,361
Total non-marketable bills	3,700	1,670	2,137	1,688	1,473	1,361
Retail bonds	—	—	—	—	1,124	1,637
Loan levies(1)	3	3	3	3	3	3
Total non-marketable securities	3,703	1,673	2,140	1,691	2,600	3,001
Former TBVC states and self-governing territories(2)	132	130	37	26	20	20
Namibia's South African government debt(3)	586	562	512	503	438	377
Total Internal Debt	369,045	377,659	353,377	397,620	444,107	466,276
Percentage of GDP	38.8%	36.0%	29.6%	31.1%	31.6%	30.2%
External Debt
Marketable	28,680	58,082	55,642	54,374	49,165	52,441
Non-marketable	2,438	8,537	24,235	18,242	15,042	16,995
Total External Debt	31,118	66,619	79,877	72,616	64,207	69,436
Percentage of GDP	3.3%	6.4%	6.7%	5.7%	4.6%	4.5%
Total Debt
Total Debt (gross)	401,163	444,278	433,254	470,236	508,314	535,712
Cash balances(4)	(7,250)	(16,621)	(18,369)	(38,213)	(46,895)	(48,729)
Total Debt (net)	393,913	427,657	414,885	432,005	461,419	486,983
Percentage of GDP	41.3%	40.8%	34.8%	33.8%	32.8%	31.6%
Gold and foreign exchange contingency reserve account(5)	9,200	18,170	21,024	29,577	12,120	(2,927)

__________________

Notes:— Columns may not add due to rounding.

(1)	Including tax redemption certificates.

(2)	Debt of the former TBVC states and formerly self-governing territories to be redeemed and refinanced by means of securities issued by the National Government.

(3)	On May 23, 1997, the National Government assumed responsibility for the payment of certain debt incurred by the Republic of Namibia.

(4)	The total Debt (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of Government's accounts with the South African Reserve Bank and the Tax and Loans Accounts with commercial banks).

(5)	Realized losses reflected in the Gold and Foreign Exchange Contingency Reserve Account as of March 31. See "Monetary and Financial System — Gold and Foreign Exchange Contingency Reserve Account."

Source: South African National Treasury.

Summary of Internal National Government Debt

Total internal National Government debt at December 31, 2004 was R444.1 billion, an increase of approximately 11.7% over the corresponding amount at December 31, 2003. The internal indebtedness has increased over the past several years principally to finance the budget deficit of the National Government and as a result of the National Government's assumption of certain indebtedness of the former TBVC states and self-governing territories and other spheres of the National Government.

In addition, exceptional issuances of National Government bonds have been made to the South African Reserve Bank to compensate for losses incurred by the South African Reserve Bank in its Gold and Foreign Exchange Contingency Reserve Account. See "Monetary and Financial System — Gold and Foreign Exchange Contingency Reserve Account."

The following table sets forth the total internal National Government debt, divided into floating debt and funded debt, for the periods indicated.

Gross National Government Internal Debt

	At December 31,					At September 30,
	2000	2001	2002	2003	2004	2005
	(millions of Rand)
Marketable securities
Floating	29,199	21,652	18,200	24,699	33,973	38,650
Funded	335,425	353,642	332,489	370,701	407,076	424,228
Total	364,624	375,294	350,688	395,400	441,049	462,878
Non-marketable securities
Floating	3,700	1,670	2,137	1,688	1,473	1,361
Funded	721	695	552	532	1,585	2,037
Total(1)	4,421	2,365	2,689	2,200	3,058	3,398
Total internal National Government debt	369,045	377,659	353,377	397,620	444,107	466,276

Notes:— Columns may not add due to rounding.

(1)	Includes marketable securities and non-marketable securities of the former TBVC states and self-governing territories, which amounted to R132 million at December 31, 2000, R130 million at December 31, 2001, R37 million at December 31, 2002, R26 million at December 31, 2003 , R20 million at December 31, 2004 and R20 million at September 30, 2005. The figures for marketable securities and non-marketable securities also include securities assumed from Namibia, which amounted to R586 million at December 31, 2000, R562 million at December 31, 2001, R512 million at December 31, 2002, R503 million at December 31, 2003, R438 million at December 31, 2004 and R377 million at September 30, 2005.

Source: South African National Treasury.

Summary of External National Government Debt

South Africa's external National Government debt as a percentage of total debt remains low compared to its peers. External debt as a percentage of total debt increased from 6.8% at March 31, 2000 to 19.0% at March 31, 2002 and thereafter steadily declined to 13.7% at March 31, 2005 and to 13.0% at September 30, 2005.

The following table sets forth a breakdown of National Government external debt by currency at December 31 in each of the years 2000 through 2005.

External Debt by Currency

	At December 31,						At September 30,
	2000	2001	2002		2003	2004	2005
	(millions)
Deutsche Mark	500	500	—	(2)	—	—	—
Euro	1,039	1,869	3,166	(2)	3,701	3,660	3,752
Pound Sterling	100	112	121		134	161	171
Swedish Krone	—	222	415		437	521	1,131
U.S. Dollars	2,134	2,186	4,281		4,420	4,773	4,812
Gold Ounces — XAU	—	1	1		1	1	1
Yen	71,814	161,814	161,814		161,646	121,552	121,505
Total (in Rand)(1)	31,118	66,619	79,877		72,616	64,207	69,436

Notes:—

(1)	The conversion into Rand is calculated at the exchange rate published by the South African Reserve Bank on the last business day of the year.

(2)	In 2002, the DM500,000,000 outstanding principal amount of National Government debt was converted in euros and included in the calculation of the outstanding aggregate principal amount of euro-denominated debt of the National Government.

Source: South African National Treasury.

At September 30, 2005, external indebtedness of the National Government consisted of 75.8% marketable debt, principally debt securities, and 24.2% non-marketable debt, principally export credit loans for arms procurement facilities and 0.4% loans from multilaterals.

Notwithstanding the return of the South African Government to the international capital markets since the end of apartheid, the National Government does not intend to rely to a large extent on external debt as a means of financing the National Government's budget deficit. The 2005-2006 National Budget anticipated R12 billion, or 22.5% of the gross financing requirement of the National Government, to be raised in the international capital markets. However, due to the strong fiscal position as a result of revenue overruns, it was decided not to fund from the international capital market for 2005-2006. Total foreign debt of the National Government is still low by international standards, amounting to 4.9% of GDP at the end of the 2004-2005 fiscal year. However, this amount is indicative only and does not represent an upper or lower limit on the borrowing authority of the National Treasury. An incidental but important consequence of the receipt of the net proceeds from anticipated issuances of foreign currency denominated debt securities is expected to be an increase in South Africa's foreign currency reserves. In addition, because the proceeds of external borrowings provide a substitute for a portion of domestic finance, these borrowings help ease pressures on the domestic financial markets. Foreign borrowings also establish benchmarks in various currencies and maturities for other South African issuers.

Guaranteed Debt

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned entities.

The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:

Outstanding National Government Guaranteed Debt (1)

	At March 31,
	2001	2002	2003	2004	2005
	(millions of Rand)
Internal	38,768	54,004	47,169	59,614	55,430
External	31,264	30,658	22,187	20,032	18,642
Total	70,032	84,662	69,356	79,646	74,072

Note:—

(1)	Including guarantees issued by the former TBVC states and the formerly self-governing territories, which at March 31, 2001, amounted to R972 million; at March 31, 2002, amounted to R562 million, at March 31, 2003 amounted to R459 million, at March 31, 2004 amounted to R379 million and at March 31, 2005 amounted to R322 million.

Source: South African National Treasury.

The following table sets forth the National Government's external guaranteed debt outstanding at March 31, 2005.

Guarantees Issued on Behalf of	ZAR	U.S. Dollars	Pounds Sterling	Euro	Japanese Yen	Equivalent in Rand(1)
Eskom	122,000,000	—	1,908,585	—	—	144,410,796
Transnet	3,500,000,000	10,683,051	—	—	1,418,634,209	649,376,280
Telkom	—	—	—	11,656,465	—	94,205,335
Industrial Development Corporation of Southern Africa	100,000,000	176,650,000	6,773,000	17,320,000	—	1,420,918,943
Lesotho Highlands Development Authority	295,931,588	14,395,688	—	35,302,533	—	670,997,067
Development Bank of Southern Africa	9,400,000,000	205,980,193	—	86,743,816	—	11,385,333,543
Trans-Caledon Tunnel Authority	314,785,940	—	—	—	—	314,785,940
Central Energy Fund	—	94,016,983	—	—	—	586,195,886
Total(2)	13,732,717,528	407,708,932	8,681,585	151,022,814	1,418,634,209	18,266,223,790

Notes:—

(1)	Translation of amounts into Rand have been made at the following rates: 1 U.S. Dollar = R6.235; 1 Pound Sterling = R11.7421; 1 Euro = R8.0818; 1 Japanese Yen = R0.00583.

(2)	Does not include guaranteed interest to the amount of R376 million.

Source: South African National Treasury.

Debt Service

The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding at September 30, 2005, is set forth in the table below.

		External Debt
Year(1)	Rand(2)	U.S.$	EURO	YEN	GBP	SEK	XAU
	(millions)
2006	47,896	271	77	1,799	111	10	0.01
2007	75,743	681	812	3,610	9	33	0.01
2008	66,880	370	306	63,008	9	33	0.01
2009	59,024	364	800	2,405	9	33	0.01
2010	63,521	1,803	267	2,403	10	129	0.01
2011	59,162	239	258	2,401	10	126	0.01
2012	56,560	230	251	2,398	10	140	—
2013	37,930	1,189	247	2,396	9	136	—
2014	19,941	151	1,469	2,393	9	133	—
2015	69,452	1,116	117	2,391	8	130	—
2016	31,212	88	83	2,389	8	127	—
2017	28,876	63	39	2,386	2	123	—
2018	24,839	531	16	2,384	2	120	—
2019	18,727	9	7	2,382	2	116	—
2020	8,678	—	1	2,379	—	17	—
2021	4,361	—	1	31,807	—	17	—
2022	4,361	—	—	30,618	—	—	—
2023	4,361	—	—	—	—	—	—
2024	17,038	—	—	—	—	—	—
2025	3,663	—	—	—	—	—	—
2026	14,962	—	—	—	—	—	—
2027	13,775	—	—	—	—	—	—
2028	12,589	—	—	—	—	—	—
2029 and later	3,574	—	—	—	—	—	—
Total	747,126	7,105	4,751	159,549	207	1,423	0.1

Notes:— Numbers may not add due to rounding.

(1)	Fiscal years ending March 31.

(2)	Excluding that portion of the total remaining debt (R20 million) of the former TBVC states and the self-governing territories that is funded debt.

Source: South African National Treasury.

Debt Record

On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayments of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. Other than as described in footnote 3 of the table "Foreign Currency-Denominated Debt of South Africa" in " The External Sector of the Economy — Balance of Payments – Financial Account", South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a Republic in 1961.

Tables and Supplementary Information
Funded Internal Debt of the Republic of South Africa
(Domestic Marketable Bonds — in Rand) (1)
At September 30, 2005

Interest Rate	Date of Issue	Maturity Date	Principal Amount
Zero Coupon	September 21, 1995	December 31, 2005	10,000,000
12.00%	April 30, 2002	February 28, 2006	25,987,795,097
Zero Coupon	March 22, 1994	June 30, 2006	7,000,000
14.50%	September 17, 1984	October 15, 2006	77,788,113
12.50%	April 4, 1996	December 21, 2006	1,906,531,147
10.00%	April 20, 2001	February 28, 2007	24,195,604,882
Variable	May 15, 2002	March 30, 2007	8,800,000,000
9.50%	April 15, 1994	May 15, 2007	89,153,627
15.00%	February 18, 1986	September 15, 2007	7,027,688
10.00%	March 12, 2004	December 31, 2007	39,289,600
10.00%	March 12, 2004	December 31, 2007	14,900,000
10.00%	March 12, 2004	December 31, 2007	20,800,000
10.00%	March 12, 2004	December 31, 2007	90,750,000
10.00%	March 12, 2004	December 31, 2007	28,500,000
10.00%	March 12, 2004	December 31, 2007	20,650,000
10.00%	March 12, 2004	December 31, 2007	11,000,000
10.00%	March 12, 2004	December 31, 2007	10,200,000
10.00%	March 12, 2004	December 31, 2007	19,300,000
10.00%	April 20, 2001	February 28, 2008	24,195,604,882
3.80%	May 2, 2002	March 31, 2008	5,473,211,732
Zero Coupon	September 1, 1993	August 31, 2008	25,000,000
Zero Coupon	October 19, 1993	October 31, 2008	10,167,902
10.00%	April 20, 2001	February 28, 2009	24,195,604,882
Zero Coupon	April 26, 1994	April 30, 2009	51,110,667
13.00%	June 22, 1989	August 31, 2009	33,247,708,626
13.00%	June 22, 1989	August 31, 2010	33,247,708,626
13.00%	June 22, 1989	August 31, 2011	33,247,708,626
Variable	July 6, 2005	March 31, 2012	1,700,000,000
6.25%	March 20, 2000	March 31, 2013	23,787,279,878
10.00%	April 21, 1994	August 1, 2013	60,000,000
Zero Coupon	September 1, 1993	August 31, 2013	30,000,000
Zero Coupon	December 8, 1993	November 30, 2013	8,917,688
7.50%	August 15, 2005	January 15, 2014	1,618,000,000
Zero Coupon	March 31, 1994	March 31, 2014	111,173
Zero Coupon	April 21, 1994	March 31, 2014	6,800,000
Zero Coupon	April 21, 1994	June 30, 2014	25,000,000
13.50%	October 24, 1991	September 15, 2014	19,195,224,006
Zero Coupon	May 18, 1994	November 30, 2014	32,620,000
8.75%	May 27, 2003	December 21, 2014	33,377,954,842
Zero Coupon	March 14, 1994	June 30, 2015	152,300,000
Zero Coupon	September 14, 1995	July 1, 2015	500,000,000
13.50%	October 24, 1991	September 15, 2015	19,195,224,006
Zero Coupon	April 19, 1994	October 19, 2015	77,877,914
13.50%	October 24, 1991	September 15, 2016	19,195,224,006
Zero Coupon	November 24, 1997	September 15, 2016	1,099,000,000

Interest Rate	Date of Issue	Maturity Date	Principal Amount
8.25%	May 7, 2004	September 15, 2017	18,380,933,836
8.00%	August 13, 2004	December 21, 2018	13,024,000,000
Zero Coupon	April 18, 1996	September 30, 2019	150,000,000
7.25%	June 20, 2005	January 15, 2020	3,876,000,000
5.50%	May 30, 2001	December 7, 2023	16,824,443,936
10.50%	May 22, 1998	December 21, 2025	11,298,262,911
10.50%	May 22, 1998	December 21, 2026	11,298,262,911
10.50%	May 22, 1998	December 21, 2027	11,298,262,911
3.45%	August 15, 2003	December 7, 2033	2,958,800,038
4.50%	December 1, 1986	Perpetual	31,930
5.00%	December 1, 1986	Perpetual	131,979
9.75%	April 10, 1980	Perpetual	17,670,000
10.00%	January 31, 1978	Perpetual	5,700,000
10.00%	January 31, 1978	Perpetual	2,800,000
Retail Bonds	May 21, 2004	Various	1,656,144,974
Total Funded Internal Debt			425,883,095,038

Note:—

(1)	Excluding short term debt and debt of the former TBVC states.

Source: South African National Treasury.

Floating Internal Debt of the Republic of South Africa
(Treasury Bills and Bonds—in Rand)
At September 30, 2005

Interest Rate	Date of Issue	Maturity Date	Principal Amount
0.00%	Various Dates	On Request	1,361,084,567
7.09%	April 4, 2005	October 5, 2005	200,000,000
7.02%	April 13, 2005	October 12, 2005	200,000,000
6.60%	April 20, 2005	October 19, 2005	200,000,000
6.73%	April 28, 2005	October 26, 2005	200,000,000
6.71%	May 4, 2005	November 2, 2005	250,000,000
6.52%	May 4, 2005	February 1, 2006	50,000,000
6.67%	May 11, 2005	November 9, 2005	250,000,000
6.57%	May 11, 2005	February 8, 2006	50,000,000
6.68%	May 18, 2005	November 16, 2005	250,000,000
6.62%	May 18, 2005	February 15, 2006	50,000,000
6.67%	May 25, 2005	November 23, 2005	250,000,000
6.67%	May 25, 2005	February 22, 2006	50,000,000
6.68%	June 1, 2005	November 30, 2005	250,000,000
6.64%	June 1, 2005	March 1, 2006	50,000,000
6.67%	June 8, 2005	December 8, 2005	250,000,000
6.65%	June 8, 2005	March 8, 2006	50,000,000
6.68%	June 15, 2005	December 14, 2005	250,000,000
6.65%	June 15, 2005	March 15, 2006	50,000,000
6.67%	June 22, 2005	December 21, 2005	250,000,000
6.69%	June 22, 2005	March 23, 2006	50,000,000
6.71%	June 29, 2005	December 28, 2005	250,000,000
6.69%	June 29, 2005	March 29, 2006	50,000,000
6.75%	July 6, 2005	October 5, 2005	2,650,000,000
6.70%	July 6, 2005	January 4, 2006	250,000,000
6.69%	July 6, 2005	April 5, 2006	50,000,000
6.74%	July 13, 2005	October 12, 2005	2,650,000,000
6.69%	July 13, 2005	January 11, 2006	250,000,000
6.69%	July 13, 2005	April 12, 2006	50,000,000
6.72%	July 20, 2005	October 19, 2005	2,650,000,000
6.66%	July 20, 2005	January 18, 2006	250,000,000
6.55%	July 20, 2005	April 19, 2006	50,000,000
6.73%	July 27, 2005	October 26, 2005	2,650,000,000
6.65%	July 27, 2005	January 25, 2006	250,000,000
6.63%	July 27, 2005	April 26, 2006	50,000,000
6.73%	August 3, 2005	November 2, 2005	2,650,000,000
6.61%	August 3, 2005	February 1, 2006	250,000,000
6.61%	August 3, 2005	May 3, 2006	50,000,000
6.72%	August 10, 2005	November 9, 2005	2,150,000,000
6.58%	August 10, 2005	February 8, 2006	300,000,000
6.56%	August 10, 2005	May 10, 2006	100,000,000
6.72%	August 17, 2005	November 16, 2005	2,150,000,000
6.67%	August 17, 2005	February 15, 2006	300,000,000
6.62%	August 17, 2005	May 17, 2006	100,000,000
6.72%	August 24, 2005	November 23, 2005	2,150,000,000
6.67%	August 24, 2005	February 22, 2006	300,000,000

Interest Rate	Date of Issue	Maturity Date	Principal Amount
6.64%	August 24, 2005	May 24, 2006	100,000,000
6.71%	August 31, 2005	November 30, 2005	2,150,000,000
6.65%	August 31, 2005	March 1, 2006	300,000,000
6.69%	August 31, 2005	May 31, 2006	100,000,000
6.72%	September 7, 2005	December 7, 2005	2,150,000,000
6.67%	September 7, 2005	March 8, 2006	300,000,000
6.69%	September 7, 2005	June 7, 2006	100,000,000
6.74%	September 14, 2005	December 14, 2005	2,150,000,000
6.71%	September 14, 2005	March 15, 2006	300,000,000
6.70%	September 14, 2005	June 14, 2006	100,000,000
6.70%	September 21, 2005	December 21, 2005	2,150,000,000
6.72%	September 21, 2005	March 22, 2006	300,000,000
6.73%	September 21, 2005	June 21, 2006	100,000,000
6.75%	September 28, 2005	December 28, 2005	2,150,000,000
6.75%	September 28, 2005	March 29, 2006	300,000,000
6.74%	September 28, 2005	June 28, 2006	100,000,000
		Total Floating Internal Debt	40,011,084,567

Source: South African National Treasury.

Funded External Debt of the Republic of South Africa(1)
At September 30, 2005

Interest Rate	Date of Issue	Maturity Date	Principal Amount
9.375%	February 6, 1996	Feb 6, 2006	£100,000,000
8.375%	October 17, 1996	October 17, 2006	$300,000,000
8.50%	June 23, 1997	June 23, 2017	$500,000,000
2.50%	February 2, 1998	May 20, 2021	¥1,505,280,000
6.75%	May 19, 1999	May 19, 2006	€500,000,000
9.125%	May 19, 1999	May 19, 2009	$500,000,000
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
9.125%	March 30, 2000	May 19, 2009	$750,000,000
9.125%	January 29, 2002	May 19, 2009	$250,000,000
7.00%	April 10, 2001	April 10, 2008	€500,000,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
2.0%	July 18, 2001	July 18, 2007	¥60,000,000,000
7.375%	April 25, 2002	April 25, 2012	$1,000,000,000
5.250%	May 16, 2003	May 16, 2013	€1,250,000,000
6.50%	June 2, 2004	June 2, 2014	$1,000,000,000
Societe
Fixed
4.89%	May 5, 2000 — July 15, 2004	February 28, 2005 — August 8, 2014	€63,710,325.37
4.89%	May 5, 2000 — July 15, 2004	May 30, 2005 — November 28, 2014	€30,635,184.08
4.89%	May 5, 2000 — July 15, 2004	September 30, 2005 — March 30, 2015	€32,066,938.60
4.89%	May 5, 2000 — July 15, 2004	November 28, 2002 — May 28, 2015	€26,427 ,130.64
Mediocredito
Floating	May 24, 2000 — April 30, 2004	July 25, 2005 — January 26, 2006	$88,919,241.01
AKA A
Floating — Non-Cirr	August 21, 2000 — July 19, 2004	January 25, 2006 — July 25, 2015	€239,800,675.34
Floating — Non-Cirr	August 21, 2000 — July 19, 2004	January 25, 2007 — July 25, 2016	€217,958,250.91
Floating — Non-Cirr	August 21, 2000 — July 19, 2004	January 25, 2008 — July 25, 2017	€158,889,750.35
5.97 Eur-Cirr Fixed	August 21, 2000 — July 19, 2004	January 25, 2006 — July 25, 2015	€27,660,496.15
5.97 Eur-Cirr Fixed	August 21, 2000 — July 19, 2004	January 25, 2007 — July 25, 2016	€25,141,019.16
5.97 Eur-Cirr Fixed	August 21, 2000 — July 19, 2004	January 25, 2008 — July 25, 2017	€18,327,593.59
7.32 $-Cirr Fixed	August 21, 2000 — July 19, 2004	January 25, 2006 — July 25, 2015	$8,210,428.60
7.32 $-Cirr Fixed	August 21, 2000 — July 19, 2004	January 25, 2007 — July 25, 2016	$7,835,802.50
7.32 $-Cirr Fixed	August 21, 2000 — July 19, 2004	January 25, 2008 — July 25, 2017	$5,684,082.28
AKA B
Floating Non-Cirr	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€94,364,090.51
Floating Non-Cirr	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€100,655,029.86
Floating Non-Cirr	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€106,945,969.22
Floating Non-Cirr	June 23, 2003 — July 28, 2004	October 29, 2004 — April 29, 2014	€75,403,577.81
5.97 Eur-Cirr Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€15,945,236.70
5.97 Eur-Cirr Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€17,008,252.52
5.97 Eur-Cirr Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€18,071,268.29
5.97 Eur-Cirr Fixed	June 23, 2003 — July 28, 2004	October 29, 2004 — April 29, 2014	€12,741,371.14
7.32 $-Cirr Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	$4,053,340.43
7.32 $-Cirr Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	$4,226,310.08
7.32 $-Cirr Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	$5,067,433.03
7.32 $-Cirr Fixed	June 23, 2003 — July 28, 2004	October 29, 2004 — April 29, 2014	$4,209,792.60
Barclays
7.14 CIRR - Fixed	April 17, 2000 — March 5, 2001	April 15, 2006 — October 15, 2015	$56,219,468.81
4.70 Commercial Fixed	July 17, 2000 — July 17, 2001	April 15, 2006 — October 15, 2015	€103,933,205.53
4.77 Commercial Fixed	April 15, 2001	April 15, 2009 — October 15, 2018	€11,400,316.51
5.15 Commercial Fixed	April 15, 2002 — July 15, 2003	April 15, 2009 — October 15, 2018	$28,071,923.01

Interest Rate	Date of Issue	Maturity Date	Principal Amount
5.03 Commercial Fixed	July 15, 2002 — July 15, 2003	October 15, 2006 — April 15, 2016	$107,869,075.75
5.63 CIRR - Fixed	July 15, 2002 — August 12, 2003	April 15, 2006 — October 15, 2015	€40,980,619.96
5.63 CIRR - Fixed	April 15, 2004	April 15, 2009 — October 15, 2018	€18,622,327.05
6.545 Sec - CIRR	July 21, 2004	April 15, 2009 — October 15, 2018	18,686,404.68
6.545 Sec - CIRR	November 26, 2003 — May 12, 2004	April 15, 2006 — October 15, 2015	26,696,320.75
4.125 Commercial Fixed	July 21, 2004	April 15, 2009 — October 15, 2018	€27,489,363.51
6.77 CIRR - Fixed	July 22, 2005	April 15, 2009 — October 15, 2018	114,690.67
5.79 Commercial Fixed	July 15, 2002 — April 15, 2004	April 15, 2009 — October 15, 2018	$3,700,997.51
5.55 Commercial Fixed	October 15, 2003 — April 15, 2004	April 15, 2009 — October 15, 2018	$36,743,145.82
5.45 Commercial Fixed	October 15, 2001 — July 15, 2002	April 15, 2006 — October 15, 2015	$36,461,211.43
5.53 Commercial Fixed	November 26, 2003 — April 26, 2004	October 15, 2006 — April 15, 2016	$58,667,550.02
5.49 Commercial Fixed	April 17, 2001 — July 15, 2003	April 15, 2009 — October 15, 2018	SEK437,261,010.11
Variable — Cirr Libor +0.40	July 15, 2002 — April 24, 2004	April 15, 2009 - October 15, 2018	$16,830,531.36
	December 15, 2001 — January 15, 2003	April 15, 2006 — October 15, 2015	25,449,160.22
	April 17, 2001 — July 21, 2004	October 15, 2001 — October 15, 2015	XAU156,218.260
	August 24, 2004	October 15, 2006 — April 15, 2018	$10,361,845.73
	July 21, 2004	April 15, 2009 — October 15, 2018	€17,905,804.94
	April 15, 2001 — July 15, 2003	April 15, 2009 — October 15, 2018	SEK303,449,042.99
World Bank
Variable-Libor	December 14, 1999 — July 23, 2004	July 15, 2003 — January 15, 2012	$22,891 735.15
Variable-Libor	June 18, 2003 — June 18, 2004	February 15, 2011	$5,900 131.36

Notes:—

(1)	South Africa's external debt increased during the first half of the 1980s from $16.9 billion in 1980 to $23.7 billion in 1985, approximately $15 billion of which was repayable within 15 months. Although the total external debt in 1985 was not excessive by international standards, the build-up of short-term debt, combined with political and social developments in South Africa and increasing pressure by international banks on South Africa, created a major liquidity crisis and caused further downward pressure on the exchange rate of the Rand. In September 1985, the Minister of Finance announced that repayments of certain "affected" indebtedness to foreign creditors would be prohibited during the last four months of 1985, later extended to the end of March 1986 (the Standstill). Of South Africa's total outstanding external debt of $23.7 billion at August 31, 1985, $13.6 billion was defined as "affected" debt. The balance, $10.1 billion, was not affected by the Standstill. The Standstill did not apply to payments for normal current transactions and specifically excluded payments on certain categories of foreign debt, namely: (i) bonded debt issues, (i.e., bonds quoted on foreign stock exchanges and notes privately placed); (ii) debts payable to international organizations; (iii) debts guaranteed by foreign governments or their export agencies; (iv) foreign debt commitments of the South African Reserve Bank; (v) outstanding amounts due from domestic importers to foreign suppliers for goods and services rendered after the start of 1985 in South Africa; and (vi) new loans granted by non-residents to residents after the beginning of September 1985. Both interest payment and capital repayment obligations related to these debts were not affected by the Standstill (the non-affected debt), and all such obligations in respect of public debt have been fully met. In March 1986, the First Interim Debt Arrangement provided for the extension of the standstill on repayment of affected debt of $13.6 billion until June 1987 but provided for the continued payment of interest on the affected debt at an approved rate and also for the repayment of 5% of the principal of certain affected debt that matured before June 1987. In March 1987, a Second Interim Debt Arrangement extended the standstill on affected debt of $13.9 billion to June 1990 and made provision for the periodic repayment of up to 13% of the declining balance of affected debt with maturity dates up to June 1990. In October 1989, a Third Interim Debt Arrangement extended the standstill on affected debt of $7.3 billion to December 1993 and made provision for the periodic repayment of up to 20.5% of the declining balance of affected debt with maturity dates up to December 1993. In September 1993, agreement was reached with South Africa's foreign creditor banks for a final rescheduling of the remaining amount of $4.4 billion of affected debt which was repaid to creditors in full from February 1994 through August 2001. Since August 1985, payments of both principal and interest have been fully met on both affected and non-affected debt: in the case of non-affected debt, pursuant to the terms of original contract obligations and in the case of affected debt, pursuant to the terms of the four interim debt arrangements. South Africa repaid the affected debt in full in August 2001 and the Debt Standstill Regulations were repealed in November 2001. Valued at the exchange rates at August 31, 1985, the outstanding amount of affected debt at the time of the special arrangements in September 1985 was reduced by $13.6 billion under the Interim and Final Debt Arrangements.

(2)	Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the Organization for Economic Cooperation and Development and published on the 14th day of each month. Each CIRR is fixed rates based on the previous 30-day treasury rate of each currency.

Source: South African National Treasury.

Total Debt by Currency

Euro	€3,752,083,800
Pound Sterling	£170,946,576
Swedish Krone	SEK740,710,053
U.S. Dollars	$4,811,924,047
Gold Ounces — XAU	XAU156,218,260
Yen	¥121,505,280,000

Source: South African National Treasury.